Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192034

PROSPECTUS/OFFER TO EXCHANGE

SAEXPLORATION HOLDINGS, INC.

Offer to Exchange Warrants to Acquire Shares of Common Stock
of
SAExploration Holdings, Inc.
for
Shares of Common Stock of SAExploration Holdings, Inc.

THE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 7, 2014, UNLESS THE OFFER IS EARLIER WITHDRAWN OR IS EXTENDED.

For a limited period of time, SAExploration Holdings, Inc., formerly named Trio Merger Corp., is offering to each of our warrant holders the opportunity to receive one share of our common stock in exchange for every ten of our outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is being made to:

•	All holders of our publicly traded warrants to purchase common stock that were issued in connection with our 2011 public offering of units, referred to as the “Public Warrants.” The Public Warrants were issued on June 24, 2011, pursuant to the closing of our initial public offering of 6,000,000 units (the “Units”), each such Unit consisting of one share of common stock and one warrant to purchase one share of common stock, and on June 27, 2011, pursuant to the sale of an additional 900,000 Units which were subject to an over-allotment option granted to the underwriters of our initial public offering. As of January 3, 2014, 6,900,000 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 690,000 shares of our common stock in exchange for the Public Warrants.
•	All holders of our unregistered warrants to purchase common stock that were issued in a private placement concurrent with our initial public offering of Units, referred to as the “Private Warrants.” The Private Warrants were issued on June 24, 2011, simultaneously with the closing of our initial public offering, in a private sale of 6,500,000 warrants to the holders of our common stock issued prior to our initial public offering and 600,000 warrants to EarlyBirdCapital, Inc., the representative of the underwriters for our initial public offering, and its designees. As of January 3, 2014, 7,100,000 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 710,000 shares of our common stock in exchange for the Private Warrants. The holders of the Private Warrants have agreed to exchange all of their Private Warrants pursuant to the Offer.
•	Eric S. Rosenfeld and David D. Sgro, as holders of promissory notes issued by us upon conversion of such notes into warrants to purchase common stock at the election of the holder, referred to as the “Convertible Debt Warrants.” The Public Warrants, Private Warrants and Convertible Debt Warrants are referred to collectively as the “Warrants.” The Convertible Debt Warrants may be issued at any time pursuant to the conversion of a total of five amended and restated promissory notes issued and payable by us in the aggregate principal amount of $500,000 held by Eric S. Rosenfeld and David D. Sgro (the “Notes”), two of our founding stockholders and current directors, into warrants to purchase an aggregate of 1,000,000 shares of our common stock. Pursuant to the Offer, we are offering up to an aggregate of 100,000 shares of our common stock in exchange for the Convertible Debt Warrants. Messrs. Rosenfeld and Sgro, the holders of the Notes, have indicated that they intend to convert the Notes and exchange all of their Convertible Debt Warrants pursuant to the Offer.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one share of our common stock for every ten Warrants tendered by such holder and exchanged. No fractional shares of our common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of our common stock on the Nasdaq Global Market on the last trading day of the Offer Period.

The Offer is made solely upon the terms and conditions in this Prospectus/Offer to Exchange, and in the related Letter of Transmittal. The Offer will be open until February 7, 2014 at 5:00 p.m., Eastern Time, unless earlier withdrawn or extended by us (the period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”). Although we currently believe that we are permitted to make the Offer in all jurisdictions, the Offer is not made to those holders who reside in states or other jurisdictions where, after a good faith effort has been made by us to comply with applicable state law, an offer, solicitation or sale would be unlawful. We may withdraw the Offer only if the conditions to the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants to the holders.

You may tender some or all of your Warrants on these terms. If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal. If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their current terms, by following the instructions in this Prospectus/Offer to Exchange. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the Expiration Date, as extended. In addition, tendered Warrants that are not accepted by us for exchange by March 31, 2014, may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

Warrants not exchanged for shares of our common stock pursuant to the Offer will remain outstanding subject to their current terms, including any such terms allowing us to redeem such Warrants prior to their expiration.

This Prospectus/Offer to Exchange forms a part of the registration statement on Form S-4 that we filed with the Securities and Exchange Commission (the “SEC”) regarding the common stock issuable upon exchange of the Warrants pursuant to the Offer.

Our board of directors has approved this Offer. However, neither we nor any of our management, our board of directors, or the information agent or the depositary for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer. Each holder of a Warrant must make its own decision as to whether to exchange some or all of its Warrants.

All questions and requests for additional information should be directed to the information agent for the Offer at MacKenzie Partners Inc., 105 Madison Avenue, New York, New York 10016, Telephone: (800) 322-2885, Facsimile: (212) 929-0308, E-mail: SAEX@mackenziepartners.com. You may also request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the information agent.

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given to Warrant holders.

The securities offered by this Prospectus/Offer to Exchange involve a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus/Offer to Exchange. Any representation to the contrary is a criminal offense.

The date of this Prospectus/Offer to Exchange is January 7, 2014.

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ii

ABOUT THIS PROSPECTUS/OFFER TO EXCHANGE

This Prospectus/Offer to Exchange is a part of the registration statement that we filed on Form S-4 with the Securities and Exchange Commission. You should read this Prospectus/Offer to Exchange, including the detailed information regarding our company, common stock and Warrants, and the financial statements and the notes to those statements that appear elsewhere in this Prospectus/Offer to Exchange and any applicable prospectus supplement.

You should rely only on the information contained in this Prospectus/Offer to Exchange and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this Prospectus/Offer to Exchange. You should not assume that the information in this Prospectus/Offer to Exchange or any prospectus supplement is accurate as of any date other than the date on the front of those documents. Although we currently believe that we are permitted to make the Offer in all jurisdictions, you should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities in any states or other jurisdictions where, after a good faith effort has been made by us to comply with applicable state law, an offer, solicitation or sale would be unlawful.

Unless the context requires otherwise, in this Prospectus/Offer to Exchange, we use the terms “our company,” “we,” “us,” “our,” and similar references to refer to SAExploration Holdings, Inc., a Delaware corporation formerly named Trio Merger Corp., and its subsidiaries.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of the Offer. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this Prospectus/Offer to Exchange or in the documents included as exhibits to the registration statement that contains this Prospectus/Offer to Exchange. Accordingly, you are urged to carefully review this Prospectus/Offer to Exchange in its entirety (including all documents filed as exhibits to the registration statement that contains this Prospectus/Offer to Exchange, which may be obtained by following the procedures set forth herein in the section entitled “Where You Can Find Additional Information”).

Summary of the Offer

Our Company
SAExploration Holdings, Inc., a Delaware corporation formerly named Trio Merger Corp., is a geophysical services company offering a full range of seismic data acquisition services in North America, South America and Southeast Asia to customers in the oil and natural gas industry. Our services include the acquisition of 2D, 3D, time-lapse 4D and multi-component seismic data on land, in transition zones and in shallow water, as well as seismic data field processing.
Corporate Contact Information
Our principal executive offices are located at 3333 8th Street SE, 3rd Floor, Calgary, Alberta, Canada T2G 3A4, and our telephone number at such offices is (403) 776-1950.
Warrants that qualify for the Offer
“Public Warrants”
As of January 3, 2014, we had outstanding Public Warrants to purchase an aggregate of 6,900,000 shares of our common stock. The Public Warrants were issued on June 24, 2011, pursuant to the closing of our initial public offering of 6,000,000 Units, each consisting of one share of common stock and one warrant to purchase one share of common stock, and on June 27, 2011, pursuant to the sale of an additional 900,000 Units which were subject to an over-allotment option granted to the underwriters of our initial public offering. The Units were mandatorily separated into their component parts (one share of common stock and one warrant) effective March 26, 2012. Pursuant to the Offer, we are offering up to an aggregate of 690,000 shares of our common stock in exchange for the Public Warrants.
“Private Warrants”
As of January 3, 2014, we had outstanding Private Warrants to purchase an aggregate of 7,100,000 shares of our common stock. The Private Warrants were issued on June 24, 2011, simultaneously with the closing of our initial public offering of Units, in a private sale of 6,500,000 warrants to the holders (“Initial Stockholders”) of the shares of our common stock issued prior to our initial public offering (the “Initial Shares”), and 600,000 warrants to EarlyBirdCapital, Inc., the representative of the underwriters of our initial public offering, and its designees. Pursuant to the Offer, we are offering up to an aggregate of 710,000 shares of our common stock in exchange for the Private Warrants. The holders of the Private Warrants have agreed to exchange all of their Private Warrants pursuant to the Offer.

“Convertible Debt Warrants”
Convertible Debt Warrants to purchase an aggregate of 1,000,000 shares of our common stock may be issued at any time upon conversion of a total of five amended and restated promissory notes issued and payable by us in the aggregate principal amount of $500,000 (the “Notes”) held by Eric S. Rosenfeld and David D. Sgro, two of our founding stockholders and current directors. Pursuant to the Offer, we are offering up to an aggregate of 100,000 shares of our common stock in exchange for the Convertible Debt Warrants. Messrs. Rosenfeld and Sgro, the holders of the Notes, have indicated that they intend to convert the Notes and exchange all of their Convertible Debt Warrants pursuant to the Offer.
General Terms of the Warrants
Each Public Warrant is exercisable for one share of our common stock at a cash exercise price of $12.00. We may call the Public Warrants for redemption at $0.01 per warrant if the last sale price of our common stock equals or exceeds $15.00 per share, for any 20 trading days within a 30 consecutive trading day period. If we call the Warrants for redemption, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” The terms of the Private Warrants and Convertible Debt Warrants are identical to the Public Warrants, except that such warrants are exercisable for cash or on a “cashless basis,” at the holder’s option, and are not redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. The Warrants expire on June 24, 2016.
Market Price of Our Common Stock
Our common stock is listed on the Nasdaq Global Market tier of The NASDAQ Stock Market LLC (“Nasdaq”) under the symbol “SAEX,” and the Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “SAEXW.” As of January 3, 2014, the closing price per share of our common stock was $8.95 and the last sale price per Warrant was $0.86. See “The Offer — Market Price, Dividends and Related Stockholder Matters” beginning on page 30.
The Offer
Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one share of common stock for every ten Warrants so exchanged. No fractional shares of our common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of our common stock on the Nasdaq Global Market on the last trading day of the Offer Period.

Holders of the Warrants tendered for exchange will not have to pay any of the exercise price for the tendered Warrants in order to receive common stock in the exchange. The holders will have the same rights as our existing common stockholders, including voting rights, with respect to the shares of our common stock they receive in the exchange pursuant to the Offer.
The shares issued in exchange for the Warrants will be unrestricted and freely transferable, as long as the holder is not an affiliate of ours and was not an affiliate of ours within the three months prior to the proposed transfer of such shares.
This Offer is being made to all Warrant holders. The purpose of the Offer is to reduce the number of outstanding Warrants and lower the risk of dilution of our common stock upon exercise of the Warrants. See “The Offer — General Terms” and “The Offer — Background and Purpose of the Offer” beginning on pages 21 and 28, respectively.
Offer Period
The Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Time, on February 7, 2014, unless earlier withdrawn or extended by us. All Warrants tendered for exchange pursuant to the Offer, and all required related paperwork, must be received by the depositary by the Expiration Date, as described in this Prospectus/Offer to Exchange.
If the Offer Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.
We may withdraw the Offer only if the conditions of the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdraw the Offer by disseminating notice by public announcement or otherwise as permitted by applicable law. See “The Offer — General Terms — Offer Period” on page 21.
Procedure for Tendering Warrants for Exchange
Issuance of common stock upon exchange of Warrants pursuant to the Offer and acceptance by us of Warrants for exchange pursuant to the Offer will be made only if Warrants are properly tendered pursuant to the procedures described in this Prospectus/Offer to Exchange and set forth in the Letter of Transmittal in the form provided by us with this Prospectus/Offer to Exchange. See “The Offer — Procedure for Tendering Warrants for Exchange” beginning on page 23.
A registered holder of Warrants may tender Warrants for exchange using a Letter of Transmittal. Persons whose Warrants are held through a direct or indirect participant of The Depository Trust Company (“DTC”), such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those Warrants, but are “beneficial owners,”

and must instruct the broker, dealer, commercial bank, trust company or other financial intermediary to tender Warrants on their behalf.
Warrants will be properly tendered only if, by the Expiration Date, the depositary receives such warrants at its address set forth in the section of this Prospectus/Offer to Exchange entitled “The Offer — Depositary” on page 39 or by book-entry transfer, together with a properly completed and duly executed Letter of Transmittal or, in the case of Warrants delivered by book-entry transfer, an agent’s message. If a registered holder of Warrants desires to tender its Warrants for exchange pursuant to the Offer, but (i) the Warrant certificates are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the depositary prior to the Expiration Date, the holder can still tender its Warrants if the holder complies with the guaranteed delivery procedures set forth in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Guaranteed Delivery Procedures” on page 23.
Conditions to the Offer
The Offer is subject to customary conditions, including there being no action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Offer. We may waive some of the conditions to the Offer. See “The Offer — General Terms — Conditions to the Offer” on page 21.
Withdrawal Rights
If you tender your Warrants and change your mind, you may withdraw your tendered Warrants at any time prior to the Expiration Date, as described in greater detail in the section entitled “The Offer — Withdrawal Rights” beginning on page 27. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the extended Expiration Date. In addition, tendered Warrants that are not accepted by us for exchange by March 31, 2014 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.
Participation by Directors, Executive Officers and Affiliates
Several of our directors have agreed to exchange their Private Warrants in accordance with the terms of the Offer, and intend to exchange their Convertible Debt Warrants: Eric S. Rosenfeld will exchange 2,314,912 Private Warrants and intends to exchange 600,000 Convertible Debt Warrants and 200,000 Public Warrants; David D. Sgro will exchange 22,806 Private Warrants and intends to exchange 400,000 Convertible Debt Warrants; and Gregory R. Monahan will exchange 22,807 Private Warrants. In addition, the holders of the remaining 4,739,475 Private Warrants have also agreed to exchange all of such Private Warrants pursuant to the Offer.
Federal and State Regulatory Approvals
Other than compliance with the applicable federal and state securities laws, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the Offer.

Accounting Treatment
The exchange of the Warrants will be accounted for as an ordinary stock issuance, and we will record the aggregate par value of the common shares issued as a credit to the capital stock account.
Absence of Appraisal or Dissenters’ Rights
Holders of the Warrants do not have any appraisal or dissenters' rights under applicable law in connection with the Offer.
Tax Consequences of the Offer
For U.S. federal income tax purposes, Warrant holders should not recognize gain or loss on the receipt of common stock in exchange for Warrants pursuant to the Offer. The holder’s initial tax basis in the common stock received in the exchange should equal such holder’s tax basis in the Warrants tendered in the exchange. The holder’s holding period for the common stock received in the exchange should include the holding period for such holder’s Warrants tendered in the exchange. See “The Offer — Material U.S. Federal Income Tax Consequences” beginning on page 34.
Depositary
The depositary for the Offer is:
Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attention: Corporate Actions Department Facsimile: (212) 616-7610
Additional Information
We recommend that our Warrant holders review the registration statement on Form S-4, including the exhibits, that we have filed with the SEC in connection with the Offer and our other materials that we have filed with the SEC, before making a decision on whether to accept the Offer. All reports and other documents we have filed with the SEC can be accessed electronically on the SEC’s website at www.sec.gov.
If you have any questions about the Offer or need additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal or Notice of Guaranteed Delivery, you should contact the information agent for the Offer at:
MacKenzie Partners Inc. 105 Madison Avenue New York, New York 10016 Telephone: (800) 322-2885 Facsimile: (212) 929-0308 E-mail: SAEX@mackenziepartners.com

RISK FACTORS

An investment in our securities involves significant risks. Before tendering any Warrants for exchange pursuant to the Offer, you should carefully consider and evaluate all of the information included in this Prospectus/Offer to Exchange or any applicable prospectus supplement, including the risk factors set forth below. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial position, results of operations or liquidity could result in a decline in the value of our common stock and other securities and the loss of all or part of your investment.

Risks Relating to Our Business

Our business largely depends on the levels of exploration and development activity in the oil and natural gas industry, a historically cyclical industry. A decrease in this activity caused by low oil and gas prices, reduced demand or other factors will have an adverse effect on our business, liquidity and results of operations.

Demand for our services depends upon the level of spending by oil and natural gas companies for exploration, production, development and field management activities, which depend, in part, on oil and natural gas prices. The markets for oil and natural gas have historically been volatile and are likely to continue to be so in the future. In addition to the market prices of oil and natural gas, our customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control. A decline in oil and natural gas exploration activities and commodity prices may adversely affect the demand for our services and our results of operations.

Factors affecting the prices of oil and natural gas and our customers’ desire to explore, develop and produce include:

•	the level of supply and demand for oil and natural gas;
•	expectations about future prices for oil and natural gas;
•	the worldwide political, military and economic conditions;
•	the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;
•	the rate of discovery of new oil and gas reserves and the decline of existing oil and gas reserves;
•	the cost of exploring for, developing and producing oil and natural gas;
•	the ability of exploration and production companies to generate funds or otherwise obtain capital for exploration, development and production operations;
•	technological advances affecting energy exploration, production and consumption;
•	government policies, including environmental regulations and tax policies, regarding the exploration for, production and development of oil and natural gas reserves, the use of fossil fuels and alternative energy sources and climate change; and
•	weather conditions, including large-scale weather events such as hurricanes that affect oil and gas operations over a wide area or affect prices.

We cannot assure you that the exploration and development activities by our customers will be maintained at current levels. Any significant decline in exploration or production-related spending by our customers, whether due to a decrease in the market prices for oil and natural gas or otherwise, would have a material adverse effect on our results of operations. Additionally, increases in oil and gas prices may not increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

Our operating results may vary in material respects from quarter to quarter. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition, processing or interpretation and customers’ budgetary cycles, all of which are beyond our control. In addition, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Lower crew utilization rates can be caused by land access permit and weather delays, seasonal factors such as holiday schedules, shorter winter days or agricultural or hunting seasons, and crew repositioning and crew utilization and productivity. Additionally, due to location, service line or particular project, some of our individual crews may achieve results that are a significant percentage of our consolidated operating results. Should any of our crews experience changes in timing or delays due to one or more of these factors, our financial results could be subject to significant variations from period to period. Combined with our fixed costs, these revenue fluctuations could also produce unexpected adverse results of operations in any fiscal period.

Revenues derived from our projects may not be sufficient to cover our costs of completing those projects or may not result in the profit we anticipated when we entered into the contract.

Our revenue is determined, in part, by the prices we receive for our services, the productivity of our crews and the accuracy of our cost estimates. The productivity of our crews is partly a function of external factors, such as weather and third party delays, over which we have no control. In addition, cost estimates for our projects may be inadequate due to unknown factors associated with the work to be performed and market conditions, resulting in cost over-runs. If our crews encounter operational difficulties or delays, or if we have not correctly priced our services, our results of operation may vary and, in some cases, may be adversely affected.

Our projects are performed on both a turnkey basis where a defined amount and scope of work is provided by us for a fixed price and additional work, which is subject to customer approval, is billed separately, and on a term basis where work is provided by us for a fixed hourly, daily or monthly fee. Our current projects are operated under a close to even mix of turnkey agreement and term agreements but the relative percentages can vary widely from time to time. The revenue, cost and gross profit realized on a turnkey contract can vary from our estimated amount because of changes in job conditions, variations in labor and equipment productivity from the original estimates, and the performance of subcontractors. In addition, if conditions exist on a particular project that were not anticipated in the customer contract such as excessive weather delays, community issues or governmental issues, then the revenue timing and amount from a project can be affected substantially. Turnkey contracts may also cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. Those variations, delays and risks inherent in billing customers at a fixed price may result in us experiencing reduced profitability or losses on projects.

The high fixed costs of our operations could result in operating losses.

We are subject to high fixed costs, which primarily consist of depreciation and maintenance expenses associated with our equipment, certain crew costs and interest expense under our $80 million senior Credit Agreement (the “2012 Credit Agreement”). Extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could negatively affect our results and have a material adverse effect on our financial condition and results of operations because we will not be able to reduce our fixed costs as fast as revenues decline.

Our results of operations could be adversely affected by asset impairments.

We periodically review our portfolio of equipment for impairment. A prolonged downturn could affect the carrying value of our goodwill and require us to recognize a loss. We may be required to write down the value of our equipment if the present value of future cash flows anticipated to be generated from the related equipment falls below net book value. A decline in oil and natural gas prices, if sustained, can result in future impairments. Because the impairment of long-lived assets or goodwill would be recorded as an operating expense, such a write-down would negatively affect our net income and may result in a breach of certain of our financial covenants under our 2012 Credit Agreement, including our minimum net worth requirement.

Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

Our working capital needs are difficult to predict with certainty. Our available cash varies in material respects as a result of, among other things, the timing of our projects, our customers’ budgetary cycles and our receipt of payment. Our working capital requirements continue to increase, primarily due to the expansion of our infrastructure in response to our continued growth and expansion of operations and the need to keep pace with technological advances. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. We therefore may be subject to significant and rapid increases in our working capital needs that could require us to seek additional financing sources. Restrictions in our debt agreements may impair our ability to obtain other sources of financing, and access to additional sources of financing may not be available on terms acceptable to us, or at all.

Our operations are subject to weather and seasonality, which may affect our ability to timely complete projects.

Our seismic data acquisition services are performed outdoors and are therefore subject to weather and seasonality. In Canada and Alaska, the primary season for seismic data acquisition is during the winter, from December to April, as many areas are only accessible when the ground is frozen. The weather conditions during this time of year can affect the timing and efficiency of operations. In addition, this prime season can be shortened by warmer weather conditions.

In South America and Southeast Asia, our operations are affected by the periods of heavy rain in the areas where seismic operations are conducted. Many of the heavy rain periods in South America, though, are during the high season for Canada and Alaska so there are opportunities to maximize the utilization of equipment and personnel by moving them between these regions to take advantage of the different high seasons.

In all areas in which we operate, the weather is an uncontrollable factor that affects our operations at various times of the year. We try to minimize these risks during the bidding process by utilizing the expertise of our personnel as to the weather in a particular area and through the negotiation of downtime clauses in our contracts with our customers. Due to the unpredictability of weather conditions, there may be times when adverse conditions may cause our operations to be delayed and result in additional costs and may negatively affect our results of operations.

Our operations are subject to delays related to obtaining government permits and land access rights from third parties which could result in delays affecting our results of operations.

Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. We cannot begin surveys on property without obtaining any required permits from governmental entities as well as the permission of the private landowners who own the land being surveyed. In recent years, it has become more difficult, costly and time-consuming to obtain access rights of way as drilling activities have expanded into more populated areas. Additionally, while landowners generally are cooperative in granting access rights, some have become more resistant to seismic and drilling activities occurring on their property. In addition, governmental entities do not always grant permits within the time periods expected. Delays associated with obtaining such rights of way may negatively affect our results of operations.

Our backlog can vary significantly from time to time and our backlog estimates are based on certain assumptions and are subject to unexpected adjustments and cancellations and thus may not be timely converted to revenues in any particular fiscal period, if at all, or be indicative of our actual operating results for any future period.

Our backlog estimates represent those seismic data acquisition projects for which a customer has executed a contract and has a scheduled start date for the project. Our backlog can vary significantly from time to time, particularly if the backlog is made up of multi-year contracts with some of our more significant customers. Backlog estimates are based on a number of assumptions and estimates including assumptions related to foreign exchange rates and proportionate performance of contracts. The realization of our backlog estimates is further affected by our performance under term rate contracts, as the early or late completion of a project under term rate contracts will generally result in decreased or increased, as the case may be, revenues derived from those projects. Contracts for services are also occasionally modified by mutual consent and often can be terminated for convenience by the customer. Because of potential changes in the scope or schedule of our customers’ projects, and the possibility of early termination of customer contracts, we cannot predict with certainty when or if our backlog will be realized. Material delays, payment defaults or cancellations on the underlying contracts could reduce the amount of backlog currently reported and, consequently, could inhibit the conversion of that backlog into revenues.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more customers, greater market recognition and more established relationships and alliances in the industry than we do. They and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and natural gas prices and production levels, as well as changes in government regulations. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs at unattractive pricing levels and therefore adversely affect industry pricing. Competition from those and other competitors could result in downward pricing pressure, which could adversely affect our margins, and could result in the loss of market share.

Currently, we do not maintain a seismic data library, which may affect our ability to effectively compete.

Our customers own the data and processing products we deliver, and currently, we do not maintain a seismic data library. If our customers significantly increase their preference toward licensing seismic data from multi-customer data libraries, it may affect the degree to which they request our services and our ability to compete.

Capital requirements for the technology we use are significant. If we are unable to finance these requirements, we may not be able to maintain our competitive advantage.

Seismic data acquisition technologies historically have steadily improved and progressed, and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities.

Our capital requirements, which are primarily the cost of equipment, are significant. We attempt to minimize our capital expenditures by restricting our purchase of equipment to equipment that we believe will remain highly utilized, and we strategically rent equipment utilizing the most current technology to cover peak periods in equipment demands. We may not be able to finance all of our capital requirements, however, when and if needed, to acquire new equipment. If we are unable to do so, it may have a material negative impact on our operations and financial condition.

We are dependent upon a small number of significant customers.

We derive a significant amount of our revenues from a small number of oil and gas exploration and development companies. During the year ended December 31, 2012, three customers (YPFB Chaco, Subandean and Apache Corporation) aggregated 56% of our consolidated revenue for the period. During the year ended December 31, 2011, three customers (Apache Corporation, Talisman and Pluspetrol) aggregated

68% of our consolidated revenue for the period. During the year ended December 31, 2010, three customers (Talisman, Pacific Stratus and Conoco/Burlington Peru) aggregated 75% of our consolidated revenue for the period. While our revenues are derived from a concentrated customer base, our significant customers may vary between years. One customer (Apache Corporation) represented 33% and 19% of our consolidated revenues for the years ended December 31, 2012 and 2011, respectively. Our contract with this customer, as with certain of our other contracts, may be terminated by the customer at any time for convenience. If this customer, or any of our other significant customers, were to terminate their contracts with us or fail to contract for our services in the future because they are acquired, alter their exploration or development strategy, experience financial difficulties or for any other reason, our business, financial condition and results of operations could be materially and adversely affected.

We bear the risk, if any, if our customers become insolvent and fail to pay amounts owed to us.

Although we perform ongoing credit evaluations of our customers’ financial conditions, we generally require no collateral from our customers. It is possible that one or more of our customers will become financially distressed, which could cause them to default on their obligations to us and could reduce their future need for seismic services provided by us. Our concentration of customers may also increase our overall exposure to those credit risks. In addition, from time to time, we experience contractual disputes with our customers regarding the payment of invoices or other matters. While we seek to minimize those disputes and maintain good relations with our customers, we have experienced in the past, and may experience in the future, disputes that could negatively affect our relationship with customers. Our inability to collect our accounts receivable, whether due to customer financial difficulties or disputes, could have a materially adverse effect on our results of operations.

We have supply arrangements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

Historically, we have purchased or rented substantially all of our seismic data acquisition equipment from a limited number of key suppliers. If any of our key suppliers discontinues operations or otherwise refuses to honor its supply arrangements with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, which could result in increased production costs and longer delivery lead times.

Some of our suppliers may also be our competitors. If competitive pressures were to become such that our suppliers would no longer sell to us, we would not be able to easily replace the technology with equipment that communicates effectively with our existing technology, thereby impairing our ability to conduct our business.

Our industry has periodically experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

If the demand for seismic services increases, we may not be able to acquire equipment to replace our existing equipment or add additional equipment. From time to time, the high demand for seismic services has decreased the availability of geophysical equipment, resulting in extended delivery dates on orders of new equipment. If that were to recur, any delay in obtaining equipment could delay our implementation of additional or larger crews and restrict the productivity of our existing crews. A delay in obtaining equipment essential to our operations could have a material adverse effect on our ability to meet our customers’ needs and further grow our business.

We operate under hazardous conditions that subject us and our employees to risk of damage to property or personal injury and limitations on our insurance coverage may expose us to potentially significant liability costs.

Our activities are often conducted in dangerous environments and include hazardous conditions, including operation of heavy equipment, the detonation of explosives, and operations in remote areas of developing countries. Operating in such environments, and under such conditions, carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity resulting from equipment failures caused by an adverse operating environment. Those risks could cause us to experience injuries to our personnel, equipment losses, and interruptions in our business.

Although we maintain what we believe is prudent insurance protection that is consistent with industry practice, our insurance contains certain coverage exclusions and policy limits. Moreover, we do not carry business interruption insurance for our operations. There can be no assurance that our insurance will be sufficient or adequate to cover all losses or liabilities or that insurance will continue to be available to us on acceptable terms, or at all. Further, we may experience difficulties in collecting from insurers as such insurers may deny all or a portion of our claims for insurance coverage. A successful claim for which we are not fully insured, or which is excluded from coverage or exceeds the policy limits of our applicable insurance, could have a material adverse effect on our financial condition.

We may be held liable for the actions of our subcontractors.

We often work as the general contractor on seismic data acquisition surveys and consequently engage a number of subcontractors to perform services and provide products. While we generally obtain contractual indemnification and insurance covering the acts of those subcontractors, and require the subcontractors to obtain insurance for our benefit, there can be no assurance we will not be held liable for the actions of those subcontractors. In addition, subcontractors may cause damage or injury to our personnel and property that is not fully covered by insurance or by claims against the subcontractors.

Our agreements with our customers may not adequately protect us from unforeseen events or address all issues that could arise with our customers. The occurrence of unforeseen events or disputes with customers not adequately addressed in the contracts could result in increased liability, costs and expenses for our projects.

We enter into master service agreements with many of our customers that allocate certain operational risks. Despite the inclusion of risk allocation provisions in our agreements, our operations may be affected by a number of events that are unforeseen or not within our control and our agreements may not adequately protect us from each possible event. If an event occurs which we have not contemplated or otherwise addressed in our agreement we, and not our customer, will likely bear the increased cost or liability. To the extent our agreements do not adequately address those and other issues, or we are not able to successfully resolve resulting disputes, we may incur increased liability, costs and expenses. This may have a material adverse effect on our results of operations.

We, along with our customers, are subject to compliance with governmental laws and regulations that may expose us to significant costs and liabilities and may adversely affect the demand for our services.

Our operations, and those of our customers, are subject to a variety of federal, provincial, state and local laws and regulations in the United States and foreign jurisdictions, including stringent laws and regulations relating to protection of the environment. Those laws and regulations may impose numerous obligations that are applicable to our operations including:

•	the acquisition of permits before commencing regulated activities; and
•	the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas.

Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”) and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with those laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with those laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations.

We expend financial and managerial resources to comply with all the laws and regulations applicable to our operations. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could also adversely affect our results of operations by reducing the demand for our services.

Our operations outside of the United States are subject to additional political, economic, and other uncertainties that could adversely affect our business, financial condition, results of operations, or cash flows, and our exposure to such risks will increase as we expand our international operations.

Our operations outside of North America accounted for approximately 53% of our revenues in 2012 and 50.8% of our revenues in the first nine months of 2013. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, and especially those with emerging markets. As we continue to increase our presence in those countries, our operations will encounter the following risks, among others:

•	government instability, which can cause our potential customers to withdraw or delay investment in capital projects, thereby reducing or eliminating the viability of some markets for our services;
•	potential expropriation, seizure, nationalization or detention of assets;
•	risks relating to foreign currency, as described below;
•	import/export quotas;
•	civil uprisings, riots and war, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;
•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of qualified crew members or specialized equipment in areas where local resources are insufficient;
•	laws, regulations, decrees and court decisions under legal systems that are not always fully developed and that may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs, as well as delays which may result in real or opportunity costs; and
•	terrorist attacks, including kidnappings of our personnel.

If any of those or other similar events should occur, it could have a material adverse effect on our financial condition and results of operations.

We are subject to taxation in many foreign jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and those examinations may result in assessments of additional taxes, penalties and/or interest.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business, and we may experience project disruptions and losses, which could negatively affect our profitability.

Our results of operations can be significantly affected by foreign currency fluctuations and regulations.

A portion of our revenues is derived in the local currencies of the foreign jurisdictions in which we operate. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we further expand our sales in international markets, our customers may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not actively traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

In addition, we are subject to risks relating to governmental regulation of foreign currency, which may limit our ability to:

•	transfer funds from or convert currencies in certain countries;
•	repatriate foreign currency received in excess of local currency requirements; and
•	repatriate funds held by our foreign subsidiaries to the United States at favorable tax rates.

As we continue to increase our operations in foreign countries, there is an increased risk that foreign currency controls may create difficulty in repatriating profits from foreign countries in the form of taxes or other restrictions, which could restrict our cash flow.

Principally in the United States and to a lesser degree in other countries, current and future legislation or regulation relating to climate change or hydraulic fracturing could negatively affect the exploration and production of oil and gas and adversely affect demand for our services.

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHG”) (including carbon dioxide and methane), may be contributing to global climate change, legislative and regulatory measures to address the concerns are in various phases of discussion or implementation at the national and state levels. At least one-third of the states, either individually or through multi-state regional initiatives, have already taken legal measures intended to reduce GHG emissions, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs.

Although various climate change legislative measures have been under consideration by the U.S. Congress, it is not possible at this time to predict whether or when Congress may act on climate change legislation. The EPA has promulgated a series of rulemakings and taken other actions that the EPA states will result in the regulation of GHG as “air pollutants” under the existing federal Clean Air Act. Furthermore, in 2010, EPA regulations became effective that require monitoring and reporting of GHG emissions on an annual basis, including extensive GHG monitoring and reporting requirements. While this rule does not control GHG emission levels from any facilities, it will cause covered facilities to incur monitoring and reporting costs. Moreover, lawsuits have been filed seeking to require individual companies to reduce GHG emissions from their operations.

This increasing focus on global warming may result in new environmental laws or regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. Moreover, passage of climate change legislation or other legislative or regulatory initiatives that regulate or restrict emissions of GHG may curtail production and demand for fossil fuels such as oil and gas in areas where our customers operate and thus adversely affect future demand for our services. Reductions in our revenues or increases in our expenses as a result of climate control initiatives could have adverse effects on our business, financial position, results of operations and prospects.

Hydraulic fracturing is an important and commonly used process in the completion of oil and gas wells. Hydraulic fracturing involves the injection of water, sand and chemical additives under pressure into rock formations to stimulate gas production. Due to public concerns raised regarding potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to require or make more stringent the permitting, reporting and compliance requirements for hydraulic fracturing operations. These legislative and regulatory initiatives imposing additional reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult or costly to complete natural gas wells. Shale gas cannot be economically produced without extensive fracturing. In the event such initiatives are successful, demand for our seismic acquisition services may be adversely affected.

As a company subject to compliance with the Foreign Corrupt Practices Act (the “FCPA”), our business may suffer because our efforts to comply with U.S. laws could restrict our ability to do business in foreign markets relative to our competitors who are not subject to U.S. law. Any determination that we or our foreign agents have violated the FCPA may adversely affect our business and operations.

We operate in certain parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. law and regulations prohibit us from using.

As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our results of operations and our ability to continue to work in those countries.

We may be unable to attract and retain executive officers and skilled and technically knowledgeable employees, which could adversely affect our business.

Our continued success depends upon retaining and attracting executive officers and highly skilled employees. A number of our executive officers and employees possess many years of industry experience and are highly skilled, and members of our management team also have relationships with oil and gas companies and others in the industry that are integral to our ability to market and sell our services. Our inability to retain such individuals could adversely affect our ability to compete in the seismic service industry. We may face significant competition for such skilled personnel, particularly during periods of increased demand for seismic services. Although we utilize employment agreements, stock-based compensation and other incentives to retain certain of our key employees, there is no guarantee that we will be able to retain those personnel.

If we do not manage our recent growth and future expansion effectively, our results of operations could be adversely affected.

We have experienced significant growth to date. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management, infrastructure and support mechanisms and other resources. We must continue to improve our operational, financial, management, legal compliance and information systems to keep pace with the growth of our business. We may also expand through the strategic acquisition of companies and assets. We must plan and manage any acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage our growth effectively, our results of operations could be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act and other applicable securities rules and regulations. Compliance with these rules and regulations will make some activities more difficult, time-consuming or costly, increase demand on our systems and resources and cause us to incur significant legal, accounting and other expenses that we did not incur as a private company.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the national securities exchanges, establish certain requirements for the corporate governance practices of public companies. For example, as a result of becoming a public company, we have additional board committees and are required to maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of each fiscal year end. We have had material weaknesses in our internal control over financial reporting, as described below. Any inability on our part to assert that our internal control over financial reporting is effective could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Because we are a smaller reporting company, our independent auditor will not be required to issue an attestation report regarding our internal control over financial reporting in the annual reports that we file with the SEC on Form 10-K. We will remain a smaller reporting company as long as the market value of our securities held by non-affiliates is below $75 million.

In addition to increased legal and financial compliance costs and required management attention, we also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating these rules, and though we cannot accurately predict the amount of additional costs we may incur, or the timing of such costs, we currently estimate that we will incur approximately $1 million of annual recurring general and administrative costs for public company costs.

Our substantial debt could adversely affect our liquidity and results of operations.

As of September 30, 2013, we had approximately $91.8 million of total indebtedness (comprised primarily of our $80 million 2012 Credit Agreement, which bears interest at a fixed rate of 13.5% per annum). We may not be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges and fees in future years. If we increase our borrowings under the 2012 Credit Agreement or other new debt is added to our current debt levels, the related risks for us could intensify.

Our substantial debt could have important consequences. In particular, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;
•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds;
•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
•	increase our vulnerability to general adverse economic and industry conditions; and
•	place us at a competitive disadvantage compared to our competitors that have less debt.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

Our 2012 Credit Agreement contains restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional debt;
•	pay dividends;
•	repay subordinated debt prior to its maturity;
•	grant additional liens on our assets;
•	enter into transactions with our affiliates;
•	repurchase stock;
•	make certain investments or acquisitions of substantially all or a portion of another entity’s business assets;
•	undergo a change of control; and
•	merge with another entity or dispose of our assets.

Complying with these covenants may have a material adverse effect on our financial condition.

If we are unable to comply with the restrictions and covenants in our debt agreements, there could be a default under the terms of such agreements, which could result in an acceleration of repayment. Failure to maintain existing financing or to secure new financing could have a material adverse effect on our liquidity and financial position.

If we are unable to comply with the restrictions and covenants in our 2012 Credit Agreement and other debt agreements, there could be a default under the terms of those agreements. In the event of a default under those agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions, such as our 2012 Credit Agreement, may also be accelerated and become due and payable. If any of those events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our debt agreements or obtain needed waivers on satisfactory terms or without incurring substantial costs. Failure to maintain existing or secure new financing could have a material adverse effect on our liquidity and financial position.

If our lenders foreclose on their security interests in our assets, they will have the right to sell those assets in order to satisfy our obligations to them.

Our obligations under our 2012 Credit Agreement are secured by a lien on substantially all of our U.S. assets and certain of our foreign assets, including the equity interests in our material subsidiaries. In the event of foreclosure, liquidation, bankruptcy or other insolvency proceeding relating to us or to our subsidiaries that have guaranteed our debt, holders of our secured indebtedness and our other lenders will have prior claims on our assets. Those claims include the right to foreclose and take possession of our assets, including equipment that is necessary for the conduct of our operations, which would restrict our ability to continue to conduct business. There can be no assurance that we would receive any proceeds from a foreclosure sale of our assets that constitute collateral following the satisfaction of the secured lenders’ priority claims.

We have had material weaknesses in our internal control over financial reporting.

On June 24, 2013, we completed a business combination in which the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”) merged with and into our wholly-owned subsidiary Trio Merger Sub, Inc. (“Merger Sub”), with Merger Sub surviving (the “Merger”). Former SAE was not a public reporting company and had limited accounting personnel and systems to adequately execute accounting process and limited other supervisory resources with which to address internal control over financial reporting, especially in our early years. As such, during an audit of our 2010 financials for purposes of preparing our financial statements for the Merger and becoming a public company, we identified past accounting errors, which resulted in the restatement of our previously issued financial statements for 2011 and 2010, as result of material internal control weaknesses. We and our independent registered public accounting firm identified a material weakness in internal control over financial reporting related to these items which required adjustment, specifically: (i) the accounting for revenue recognition, (ii) elimination of inter-company activity and accounting for transactions denominated in foreign currencies, and (iii) accounting for the presentation of income taxes. Similar material weaknesses were identified in 2011 and 2012 audits.

During the preparation of our financial statements as of and for the three and six months ended June 30, 2013, we identified misstatements relating to the overstatement of certain accruals for expenses as a result of errors in the accounting for liabilities relating Former SAE’s Papua New Guinea operations for the quarter ended March 31, 2013, which resulted in the restatement of our financial statements for that quarter. Because of the time involved in restating our first quarter financial statements, we were not able to timely file our Quarterly Report Form 10-Q for the quarter ended June 30, 2013. Our management has determined that a deficiency associated with the accounting for liabilities relating to our Papua New Guinea operations constituted a material weakness.

During 2012 and 2013, we have taken and will take substantial steps in improving and fortifying our internal controls and filling out our accounting and financial staffing, including centralizing our accounting functions in Calgary and hiring a manager of internal audit. In addition, we have engaged a consultant to assist us in the evaluation and implementation of our internal control policies and procedures. These measures have all been taken to correct the material weaknesses identified by us or our independent public accounting firm. However, we cannot assure that there will not be other material weaknesses and significant deficiencies that we or our independent registered public accounting firm will identify. If additional material weaknesses in our internal controls are discovered in the future, they may adversely affect our ability to record, process, summarize and report financial information timely and accurately.

Risks Relating to Our Securities

Future resales of our common stock issued to the Former SAE common stockholders may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Merger, the Former SAE common stockholders, on a fully-diluted basis, received among other things, an aggregate of 6,448,443 shares (after rounding up for fractional shares) of our common stock and the right to receive up to 992,108 additional shares (after rounding up for fractional shares) of our common stock after the closing based on our achieving of specified earnings targets for the 2013 and/or 2014 fiscal years. Pursuant to the merger agreement governing the Merger, the Former SAE common stockholders may not sell any of the shares of our common stock that they received as a result of the Merger during the twelve month period after the closing date of the Merger, subject to certain exceptions, and the Former SAE stockholders have entered into lock-up agreements to such effect.

We entered into a registration rights agreement at the closing of the Merger with CLCH, LLC (“CLCH”), which became an “affiliate” of ours as a result of the issuance of shares of our common stock in the Merger. Under the registration rights agreement, CLCH is entitled to demand that we register the shares issued to it in the Merger under the Securities Act of 1933, as amended (the “Securities Act”). In addition, CLCH has certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to consummation of the Merger. Furthermore, the Former SAE common stockholders, including CLCH and any other Former SAE common stockholder who may be deemed an “affiliate” of ours, may sell shares of our common stock pursuant to Rule 144 under the Securities Act, if available, rather than under a registration statement. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because we were a shell company, waiting until one year after our filing with the SEC of the Current Report on Form 8-K containing Form 10 type information reflecting the Merger with SAE, which was filed on June 28, 2013. Notwithstanding such registration rights and the potential availability of Rule 144, CLCH is subject to the restrictions of a lock-up agreement, as described above, and may not sell its shares of common stock in a public market during the twelve month period after the closing date of the Merger.

Upon expiration of the applicable lock-up periods, and upon effectiveness of the registration statement we file pursuant to the registration rights agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the Former SAE common stockholders may sell large amounts of our common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

If our Initial Stockholders or the Former SAE warrant holders exercise their registration rights with respect to their securities, or if the holders of our Private Warrants and Convertible Debt Warrants resell the shares of common stock they receive in this Offer, it may have an adverse effect on the market price of our shares of common stock.

Our Initial Stockholders are entitled to make a demand that we register the resale of their Initial Shares at any time commencing three months prior to June 24, 2014, the date on which their shares may be released from the escrow described in the section of this Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities” beginning on page 31. The holders of the Private Warrants and the Convertible Debt Warrants who are not affiliates of ours (and who have not been affiliates of ours within three months preceding a proposed sale) may resell the shares they receive in this Offer without restriction under the Federal securities laws. In addition, the holders of the Private Warrants and Convertible Debt Warrants, including those who are affiliates of ours (or who have been affiliates of ours within three months preceding a proposed sale), are entitled to make a demand that we register the resale of the shares they receive in this Offer at any time. Furthermore, the holders of the Initial Shares, the Private Warrants and the Convertible Debt Warrants have certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to the Merger. Holders of warrants issued by Former SAE also have “piggy-back” registration rights with respect to certain registration statements we file as to the shares of our common stock issuable in respect of such warrants. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of our securities.

Failure to maintain our Nasdaq listing could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock is currently listed on the Nasdaq Global Market. We received a notification from Nasdaq that we were in violation of the Nasdaq Listing Rules as a result of the failure to timely file our Form 10-Q for the quarter ended June 30, 2013. We were able to cure the violation upon filing the Form 10-Q, however, if we fail to meet the continued listing requirements in the future, Nasdaq may delist our securities from trading on its exchange. If that were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Three of our executive officers and directors own approximately 35% of our common stock and have voting control over approximately 51% of our common stock, which makes it possible for them to determine the outcome of all matters submitted to our stockholders for approval and exempts us from certain Nasdaq corporate governance requirements. This control may be alleged to conflict with our company’s interests and the interests of our other stockholders.

Three of our executive officers and directors, Jeff Hastings, Brian Beatty and Brent Whiteley, own approximately 35% of the outstanding shares of our common stock. On their own, with voting proxies that have been granted to them, Messrs. Hastings, Beatty and Whiteley currently have the power to vote approximately 51% of the outstanding shares of our common stock. These stockholders have the power to determine the outcome of all matters submitted to our stockholders for approval, including the election of our directors and other corporate actions. It is possible that the interests of Messrs. Hastings, Beatty and Whiteley may in some circumstances conflict with our interests and the interests of our other stockholders. In addition, such control could have the effect of discouraging others from attempting to purchase our company or take it over, and/or reducing the market price offered for our common stock in such an event.

In addition, because Messrs. Hastings, Beatty and Whiteley control more than 50% of the voting power of our common stock, we are a “controlled company” for purposes of the Nasdaq listing requirements. As such, we are permitted to and have opted out of the Nasdaq listing requirements that would otherwise require our board to be comprised of a majority of independent directors; our board nominations to be selected, or recommended for the board’s selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors; and us to maintain a compensation committee comprised entirely of independent directors. Accordingly, our other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are no longer eligible to register securities on Form S-3 which may adversely affect our ability to raise capital.

In connection with the preparation of our financial statements as of and for the three and six months ended June 30, 2013, we identified misstatements relating to the overstatement of certain accruals for expenses as a result of errors in the accounting for liabilities relating Former SAE’s Papua New Guinea operations for the quarter ended March 31, 2013, which resulted in the restatement of our financial statements for that quarter. Because of the time involved in restating our first quarter financial statements, we were not able to timely file our Quarterly Report Form 10-Q for the quarter ended June 30, 2013. Accordingly, we are no longer eligible to register securities on Form S-3 and will be unable to use short-form registration until we have timely filed all required reports under the Exchange Act for the 12 months before filing a registration statement. While we will still be able to use a long-form registration statement, this could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Relating to Our Warrants and the Offer to Exchange

Our Warrants are currently exercisable and may be exchanged for shares of our common stock pursuant to the Offer, either of which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

We have outstanding the Public Warrants to purchase an aggregate of 6,900,000 shares of common stock, and the Private Warrants to purchase an aggregate of 7,100,000 shares of common stock. We may also issue the Convertible Debt Warrants to purchase 1,000,000 shares of common stock upon conversion of the $500,000 Notes held by Eric S. Rosenfeld and David D. Sgro. Holders of the Private Warrants have agreed to exchange their warrants for stock in this offer, and Messrs. Rosenfeld and Sgro intend to convert the Notes held into the Convertible Debt Warrants and exchange such warrants for stock in this Offer, which will result in the issuance of at least 810,000 shares of our common stock if the exchange is completed, even if no holders of Public Warrants participate in the Offer.

The exchange of the Warrants will result in the issuance of additional shares of our common stock, although there can be no assurance that warrant exchange will be completed or that all of the holders of the Warrants will elect to participate in the Offer. Any Warrants remaining outstanding after the exchange likely will be exercised only if the $12.00 per share exercise price is below the market price of our common stock. To the extent such Warrants are exercised, additional shares of our common stock will be issued. These issuances of common stock will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market.

The liquidity of the Warrants that are not exchanged will be reduced.

The ability to sell unexchanged Warrants will become more limited and could cease to exist due to the reduction in the amount of the Warrants outstanding upon completion of the Offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of unexchanged Warrants. In addition, there can be no assurance that market makers will continue to make a market in our unexchanged Warrants and, if they do not, then our Warrants may be removed from quotation on the Over-the-Counter Bulletin Board. As a result, investors in our Warrants may find it more difficult to dispose of or obtain accurate quotations as to the market value of our Warrants, and the ability of our stockholders to sell our Warrants in the secondary market may be materially limited. If there continues to be a market for our unexchanged Warrants, these securities may trade at a discount to the price at which the securities would trade if the number outstanding were not reduced, depending on the market for similar securities and other factors. However, there can be no assurance that an active market in the unexchanged Warrants will continue to be maintained or as to the prices at which the unexchanged Warrants may be traded.

There is no guarantee that tendering your Warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the market price of our common stock in the future. If you choose to tender some or all of your Warrants in the Offer, future events may cause an increase in the market price of our common stock and Warrants, which may result in a lower value realized by participating in the Offer than you might have realized if you did not exchange your Warrants. Similarly, if you do not tender your Warrants in the Offer, you will continue to bear the risk of ownership of your Warrants after the closing of the Offer, and there can be no assurance that you can sell your Warrants (or exercise them for shares of common stock) in the future at a higher value than would have been obtained by participating in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus/Offer to Exchange contains “forward-looking statements” within the meaning of the federal securities laws, with respect to our financial condition, results of operations, cash flows and business, and our expectations or beliefs concerning future events. These forward-looking statements can generally be identified by phrases such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts,” “outlook” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise. Some of the important factors that could cause actual results to differ materially from our expectations are discussed below. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

Factors that could cause actual results to vary materially from our expectations include the following:

•	fluctuations in the levels of exploration and development activity in the oil and gas industry;
•	intense industry competition;
•	limited number of customers;
•	credit risk related to our customers;
•	the availability of capital resources;
•	need to manage rapid growth;
•	delays, reductions or cancellations of service contracts;
•	operational disruptions due to seasonality and other external factors;
•	crew productivity;
•	whether we enter into turnkey or term contracts;
•	high fixed costs of operations;
•	substantial international business exposing us to currency fluctuations and global factors, including economic, political and military uncertainties;
•	ability to retain key executives; and
•	need to comply with diverse and complex laws and regulations.

You should refer to the “Risk Factors” section of this Prospectus/Offer to Exchange and to our periodic and current reports filed with the SEC for specific risks which would cause actual results to be significantly different from those expressed or implied by any of our forward-looking statements. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus/Offer to Exchange may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, readers of this Prospectus/Offer to Exchange are cautioned not to place undue reliance on the forward-looking statements.

For additional information about factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, please see the reports that we have filed with the SEC as described in this Prospectus/Offer to Exchange in the section entitled “Where You Can Find Additional Information” on page 95.

THE OFFER

Participation in the Offer involves a number of risks, including, but not limited to, the risks identified in the section entitled “Risk Factors.” Warrant holders should carefully consider these risks and are urged to speak with their personal legal, financial, investment and/or tax advisor as necessary before deciding whether or not to participate in the Offer. In addition, we strongly encourage you to read this Prospectus/Offer to Exchange in its entirety, and the publicly-filed information about us, before making a decision regarding the Offer.

General Terms

For a limited period of time, SAExploration Holdings, Inc., formerly named Trio Merger Corp., is offering to holders of our Public Warrants, Private Warrants and Convertible Debt Warrants the opportunity to receive one share of common stock in exchange for every ten Warrants they hold. Holders of the Warrants tendered for exchange will not have to pay any of the exercise price for the tendered Warrants in order to receive common stock in the exchange.

No fractional shares of our common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of our common stock on the Nasdaq Global Market on the last trading day of the Offer Period.

The Offer is subject to the terms and conditions contained in this Prospectus/Offer to Exchange and the Letter of Transmittal.

You may tender some or all of your Warrants on these terms. If you elect to tender Warrants in response to the Offer, please follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their current terms, by following the instructions herein. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the expiration of such extended Offer Period. In addition, Warrants that are not accepted by us for exchange by March 31, 2014 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

Corporate Information

We were incorporated in Delaware on February 2, 2011, under the name Trio Merger Corp. as a blank check company in order to serve as a vehicle for the acquisition of a target business. On June 24, 2013, we completed the Merger in which Former SAE merged with and into our wholly-owned subsidiary Merger Sub, with Merger Sub surviving, pursuant to an Agreement and Plan of Reorganization dated as of December 10, 2012, as amended on May 23, 2013, among Merger Sub, Former SAE, CLCH and us (the “Merger Agreement”). Following the Merger, we changed our name from Trio Merger Corp. to SAExploration Holdings, Inc., and Merger Sub changed its name to SAExploration Sub, Inc.

Our principal headquarters are located in Calgary, Alberta, Canada at 3333 8th Street SE, 3rd floor, Calgary, Alberta, T2G 3A4, our telephone number at our principal headquarters is (403) 776-1950, and our web address is www.saexploration.com. We do not intend for information contained in our website to be a part of this Prospectus/Offer to Exchange. Our common stock is listed on the Nasdaq Global Market under the symbol “SAEX,” and our Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “SAEXW.”

Warrants Subject to the Offer

The Public Warrants were issued on June 24, 2011, pursuant to the closing of our initial public offering of 6,000,000 Units, each Unit consisting of one share of common stock and one warrant to purchase one share of common stock, and on June 27, 2011, pursuant to the sale of an additional 900,000 Units which were subject to an over-allotment option granted to the underwriters of our initial public offering. As of January 3, 2014, 6,900,000 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 690,000 shares of our common stock in exchange for the Public Warrants.

The Private Warrants were issued on June 24, 2011, simultaneously with the closing of our initial public offering of Units, in a private sale of 6,500,000 warrants to our Initial Stockholders and 600,000 warrants to EarlyBirdCapital, Inc., the representative of the underwriters of our initial public offering, and its designees. As of January 3, 2014, 7,100,000 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 710,000 shares of our common stock in exchange for the Private Warrants. The holders of the Private Warrants, each of whom is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, have agreed to exchange all of their Private Warrants pursuant to the Offer.

The Convertible Debt Warrants may be issued pursuant to the conversion of the Notes in the aggregate principal amount of $500,000 issued by us and held by Eric S. Rosenfeld and David D. Sgro, two of our Initial Stockholders and current directors, into Convertible Debt Warrants to purchase an aggregate of 1,000,000 shares of our common stock. The Notes were initially issued by us prior to the Merger, to evidence loans made to us as necessary to meet our working capital needs. Immediately prior to the closing of the Merger, the Notes were amended and restated solely to (i) extend the maturity date of the Notes to the 60 th day after the Merger, and (ii) allow the Notes to be converted at any time after the Merger until the repayment in full of the Notes. On August 13, 2013 and October 9, 2013, we further amended and restated the Notes solely to extend the maturity date to October 22, 2013 and January 3, 2014, respectively. The Notes became convertible into the Convertible Debt Warrants at any time at the option of the holders upon the effectiveness of stockholder approval of such conversion. Stockholder approval of the Note Conversion was achieved by written consent of the holders of a majority of the shares of our common stock entitled to vote, as of June 24, 2013 and, as to the further amended and restated Notes, as of August 19, 2013 and October 9, 2013. Such approvals became effective on November 1, 2013, which was 20 days after the date we mailed an information statement to our stockholders informing them of such approvals. Pursuant to the Offer, we are offering up to an aggregate of 100,000 shares of our common stock in exchange for the Convertible Debt Warrants. Messrs. Rosenfeld and Sgro have advised us that they intend to convert the Notes into Convertible Debt Warrants and to exchange all of the Convertible Debt Warrants they receive upon conversion of the Notes into our common stock pursuant to the Offer.

Offer Period

The Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Time, on February 7, 2014, unless the Offer is earlier withdrawn or extended by us. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance that we will exercise our right to extend the Offer Period. During any extension, all Warrant holders who previously tendered Warrants will have a right to withdraw such previously tendered Warrants until the Expiration Date, as extended. If we extend the Offer Period, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer only if the conditions to the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdraw the Offer by disseminating notice by public announcement or otherwise as permitted by applicable law.

At the expiration of the Offer Period, the current terms of the Warrants will continue to apply to any unexchanged Warrants until the Warrants expire by their terms on June 24, 2016.

Partial Exchange Permitted

If you choose to participate in the Offer, you may exchange less than all of your Warrants pursuant to the terms of the Offer. No fractional shares of our common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of our common stock on the Nasdaq Global Market on the last trading day of the Offer Period.

Conditions to the Offer

This Offer is conditioned upon the following:

•	the registration statement, of which this document is a part, shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order; and
•	no action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, shall have been threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the tender of some or all of the Warrants pursuant to the Offer or otherwise relates in any manner to the Offer; and
•	there shall not have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly, (i) make the acceptance for exchange of, or exchange for, some or all of the Warrants illegal or otherwise restrict or prohibit completion of the Offer, or (ii) delay or restrict our ability, or render us unable, to accept for exchange or exchange some or all of the Warrants.

The registration statement described above was declared effective by the SEC on the date of this Prospectus/Offer to Exchange. If a stop order is being sought or is in effect regarding the registration statement at the Expiration Date, we may, in our discretion, extend or cancel the Offer, and will inform Warrant holders of such event. If we extend the Offer Period, we will make a public announcement of such extension and the new Expiration Date by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

In addition, as to any Warrant holder, the Offer is conditioned upon such Warrant holder desiring to tender Warrants in the Offer delivering to the depositary in a timely manner the holder’s Warrants to be tendered and any other required paperwork, all in accordance with the applicable procedures described in this Prospectus/Offer to Exchange and set forth in the Letter of Transmittal.

We may withdraw the Offer only if the conditions of the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdrawal by disseminating notice by public announcement or otherwise as permitted by applicable law.

No Recommendation; Warrant Holder’s Own Decision

None of our company, directors, officers or employees, or the information agent or the depositary for the Offer, is making any recommendations to any Warrant holder as to whether to exchange their Warrants. Each Warrant holder must make its own decision as to whether to tender Warrants for exchange pursuant to the Offer.

Procedure for Tendering Warrants for Exchange

Issuance of common stock upon exchange of Warrants pursuant to the Offer and acceptance by us of Warrants for exchange pursuant to the Offer will be made only if Warrants are properly tendered pursuant to the procedures described below and set forth in the Letter of Transmittal. A tender of Warrants pursuant to such procedures, if and when accepted by us, will constitute a binding agreement between the tendering holder of Warrants and us upon the terms and subject to the conditions of the Offer.

Registered Holders of Warrants; Beneficial Owners of Warrants

For purposes of the tender procedures set forth below, the term “registered holder” means any person in whose name Warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the Warrants.

Persons whose Warrants are held through a direct or indirect participant of DTC, such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those Warrants, but are “beneficial owners.” Beneficial owners cannot directly tender Warrants for exchange pursuant to the Offer. Instead, a beneficial owner must instruct its broker, dealer, commercial bank, trust company or other financial intermediary to tender Warrants for exchange on behalf of the beneficial owner. See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Required Communications by Beneficial Owners” on page 25.

Tendering Warrants Using Letter of Transmittal

A registered holder of Warrants may tender Warrants for exchange using a Letter of Transmittal in the form provided by us with this Prospectus/Offer to Exchange. A Letter of Transmittal is to be used only if (i) Warrant certificates are to be forwarded to the depositary with the Letter of Transmittal (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery as described in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Guaranteed Delivery Procedures” on page 26); or (ii) delivery of Warrants is to be made by book-entry transfer to the depositary’s account at DTC pursuant to the procedures set forth in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Tendering Warrants Using Book-Entry Transfer” beginning on page 25; provided, however, that in the event of delivery by book-entry transfer, it is not necessary to execute and deliver a Letter of Transmittal if instructions with respect to the tender of such Warrants are transmitted through DTC’s Automated Tender Offer Program (“ATOP”). If you are a registered holder of Warrants, unless you intend to tender those Warrants through ATOP, you should complete, execute and deliver a Letter of Transmittal to indicate the action you desire to take with respect to the Offer.

In order for Warrants to be properly tendered for exchange pursuant to the Offer using a Letter of Transmittal, the registered holder of the Warrants being tendered must ensure that the depositary receives the following: (i) a properly completed and duly executed Letter of Transmittal, in accordance with the instructions of the Letter of Transmittal (including any required signature guarantees); (ii) the Warrant certificate(s) for the Warrants being tendered by the holder for exchange or, alternatively, delivery of the Warrants by book-entry transfer to the depositary’s account at DTC; and (iii) any other documents required by the Letter of Transmittal.

In the Letter of Transmittal, the tendering registered Warrant holder must set forth: (i) its name and address; (ii) the number of Warrants being tendered by the holder for exchange; (iii) the certificate number(s) of the Warrant certificate(s) representing the tendered Warrants, unless the tendered Warrants have been or will be delivered by book-entry transfer; and (iv) certain other information specified in the form of Letter of Transmittal.

In certain cases, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Signature Guarantees” on page 25.

If the Letter of Transmittal is signed by someone other than the registered holder of the tendered Warrants (for example, if the registered holder has assigned the Warrants to a third-party), or if the shares of our common stock to be issued upon exchange of the tendered Warrants are to be issued in a name other than that of the registered holder of the tendered Warrants, the tendered Warrant certificates must be properly endorsed or accompanied by appropriate assignment documents, in either case signed exactly as the name(s) of the registered holder(s) appear on the Warrants, with the signature(s) on the Warrants or assignment documents guaranteed by an Eligible Institution.

Lost or Destroyed Certificates

Warrant holders whose certificate(s) for part or all of their Warrants has been mutilated, lost, stolen, or destroyed should contact the depositary, Continental Stock Transfer & Trust Company, at (800) 509-5586 for instructions as to obtaining a replacement Warrant certificate(s). The replacement certificate(s) will then be required to be submitted together with the Letter of Transmittal in order for such Warrants to be validly tendered pursuant to the Offer. The holder may also be required to give us a bond as indemnity against any claim that may be made against us with respect to the certificate(s) alleged to have been mutilated, lost, stolen, or destroyed. Warrant holders whose Warrant certificates have been mutilated, lost, stolen, or destroyed should contact the depositary immediately in order to permit timely processing of this documentation. However, there can be no assurances that such mutilated, lost, stolen or destroyed certificates will be replaced prior to the Expiration Date.

Signature Guarantees

In certain cases, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act.

Signatures on the Letter of Transmittal need not be guaranteed by an Eligible Institution if (i) the Letter of Transmittal is signed by the registered holder of the Warrants tendered therewith exactly as the name of the registered holder appears on such Warrants and such holder has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in the Letter of Transmittal; or (ii) such Warrants are tendered for the account of an Eligible Institution.

In all other cases, an Eligible Institution must guarantee all signatures on the Letter of Transmittal by completing and signing the table in the Letter of Transmittal entitled “Guarantee of Signature(s).”

Required Communications by Beneficial Owners

Persons whose Warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those Warrants, but are “beneficial owners,” and must instruct the broker, dealer, commercial bank, trust company or other financial intermediary to tender Warrants on their behalf. Your broker, dealer, commercial bank, trust company or other financial intermediary should have provided you with an “Instructions Form” with this Prospectus/Offer to Exchange. The Instructions Form is also filed as an exhibit to the registration statement on Form S-4 that we filed with the SEC in connection with the Offer. The Instructions Form may be used by you to instruct your broker or other custodian to tender and deliver Warrants on your behalf.

Tendering Warrants Using Book-Entry Transfer

The depositary has established an account for the Warrants at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the depositary’s account in accordance with ATOP. However, even though delivery of Warrants may be effected through book-entry transfer into the depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (with any required signature guarantees), or an “Agent’s Message” as described in the next paragraph, and any other required documentation, must in any case also be transmitted to and received by the depositary at its address set forth in this Prospectus/Offer to Exchange prior to the Expiration Date, or the guaranteed delivery procedures described in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Guaranteed Delivery Procedures” must be followed.

DTC participants desiring to tender Warrants for exchange pursuant to the Offer may do so through ATOP, and in that case the participant need not complete, execute and deliver a Letter of Transmittal. DTC participants accepting the Offer may transmit their acceptance to DTC through ATOP. DTC will verify the acceptance and execute a book-entry delivery of the tendered Warrants to the depositary’s account at DTC. DTC will then send an “Agent’s Message” to the depositary for acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer as to execution and delivery of a Letter of Transmittal by the DTC participant identified in the Agent’s Message. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Warrants for exchange that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that our company may enforce such agreement against the participant. Any DTC participant tendering by book-entry transfer must expressly acknowledge that it has received and agrees to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against it.

Delivery of a Letter of Transmittal or any other required documentation to DTC does not constitute delivery to the depositary. See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Timing and Manner of Deliveries.”

Guaranteed Delivery Procedures

If a registered holder of Warrants desires to tender its Warrants for exchange pursuant to the Offer, but (i) the Warrant certificates are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the depositary prior to the Expiration Date, the holder can still tender its Warrants if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;
•	the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Prospectus/Offer to Exchange, with signatures guaranteed by an Eligible Institution; and
•	the certificates for all physically-delivered Warrants in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the depositary’s account at DTC of all Warrants delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in accordance with ATOP), and any other documents required by the Letter of Transmittal, must be received by the depositary within three Over-the-Counter Bulletin Board quotation days after the date the depositary receives such Notice of Guaranteed Delivery.

In any case where the guaranteed delivery procedure is utilized for the tender of Warrants pursuant to the Offer, the issuance of shares of common stock for those Warrants tendered for exchange pursuant to the Offer and accepted pursuant to the Offer will be made only if the depositary has timely received the applicable foregoing items.

Timing and Manner of Deliveries

UNLESS THE GUARANTEED DELIVERY PROCEDURES DESCRIBED ABOVE ARE FOLLOWED, WARRANTS WILL BE PROPERLY TENDERED ONLY IF, BY THE EXPIRATION DATE, THE DEPOSITARY RECEIVES SUCH WARRANTS AT ITS ADDRESS SET FORTH IN THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “THE OFFER — DEPOSITARY” ON PAGE 39 OR BY BOOK-ENTRY TRANSFER, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR, IN THE CASE OF WARRANTS DELIVERED BY BOOK-ENTRY TRANSFER, AN AGENT’S MESSAGE.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING ANY LETTER OF TRANSMITTAL AND THE TENDERED WARRANTS, MUST BE MADE TO THE DEPOSITARY. NO DELIVERIES SHOULD BE MADE TO US. ANY DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING WARRANT HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED (PROPERLY INSURED). IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any tender of Warrants will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Warrants that we determine are not in proper form or reject tenders of Warrants that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular Warrant, whether or not similar defects or irregularities are waived in the case of other tendered Warrants. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of us or them incur any liability for failure to give any such notice.

Fees and Commissions

Tendering Warrant holders who tender Warrants directly to the depositary will not be obligated to pay any charges or expenses of the depositary or any brokerage commissions. Beneficial owners who hold Warrants through a broker or bank should consult that institution as to whether or not such institution will charge the owner any service fees in connection with tendering Warrants on behalf of the owner pursuant to the Offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of Warrants to us in the Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include (i) if shares of our common stock are to be registered or issued in the name of any person other than the person signing the Letter of Transmittal, or (ii) if tendered Warrants are registered in the name of any person other than the person signing the Letter of Transmittal. If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payment due with respect to the Warrants tendered by such holder.

Withdrawal Rights

Tenders of Warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the expiration of such extended Offer Period. After the Offer Period expires, such tenders are irrevocable, provided, however, that Warrants that are not accepted by us for exchange on or prior to March 31, 2014 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

To be effective, a written notice of withdrawal must be timely received by the depositary at its address identified in this Prospectus/Offer to Exchange. Any notice of withdrawal must specify the name of the person who tendered the Warrants for which tenders are to be withdrawn and the number of Warrants to be withdrawn. If the Warrants to be withdrawn have been delivered to the depositary, a signed notice of withdrawal must be submitted prior to release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering Warrant holder) and the certificate numbers shown on the particular certificates evidencing the Warrants to be withdrawn. Withdrawal may not be cancelled, and Warrants for which tenders are withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, Warrants for which tenders are withdrawn may be tendered again by following one of the procedures described above in the section entitled “The Offer — Procedure for Tendering Warrants for Exchange” beginning on page 23, at any time prior to the Expiration Date.

A beneficial owner of Warrants desiring to withdraw tendered Warrants previously delivered through DTC should contact the DTC participant through which such owner holds its Warrants. In order to withdraw Warrants previously tendered, a DTC participant may, prior to the Expiration Date, withdraw its instruction by (i) withdrawing its acceptance through DTC’s Participant Tender Offer Program (“PTOP”) function, or (ii) delivering to the depositary by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the PTOP function to which such withdrawal relates. If the tender being withdrawn was made through ATOP, it may only be withdrawn through PTOP, and not by hard copy delivery of withdrawal instructions. A DTC participant may withdraw a tendered Warrant only if such withdrawal complies with the provisions described in this paragraph.

A holder who tendered its Warrants other than through DTC should send written notice of withdrawal to the depositary specifying the name of the Warrant holder who tendered the Warrants being withdrawn. All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution, as described above in the section entitled “The Offer — Procedure for Tendering Warrants for Exchange — Signature Guarantees” on page 25; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Warrants being withdrawn are held for the account of an Eligible Institution. Withdrawal of a prior Warrant tender will be effective upon receipt of the notice of withdrawal by the depositary. Selection of the method of notification is at the risk of the Warrant holder, and notice of withdrawal must be timely received by the depositary.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Acceptance for Issuance of Shares

Upon the terms and subject to the conditions of the Offer, we will accept for exchange Warrants validly tendered until the Expiration Date, which is 5:00 p.m., Eastern Time, on February 7, 2014, unless earlier withdrawn or extended by us. The common stock to be issued upon exchange of Warrants pursuant to the Offer, along with a certificate representing the balance of any unexchanged Warrants and a check for any cash payable in lieu of fractional shares, will be delivered promptly following the Expiration Date. In all cases, Warrants will only be accepted for exchange pursuant to the Offer after timely receipt by the depositary of (i) certificates for such Warrants tendered physically, or book-entry delivery of the tendered Warrants, (ii) a properly completed and duly executed Letter of Transmittal, or compliance with ATOP where applicable, (iii) any other documentation required by the Letter of Transmittal, and (iv) any required signature guarantees.

For purposes of the Offer, we will be deemed to have accepted for exchange Warrants that are validly tendered and for which tenders are not withdrawn, unless we give written notice to the Warrant holder of our non-acceptance.

Announcement of Results of the Offer

We will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether we will accept the tendered Warrants for exchange, as promptly as practicable following the end of the Offering Period. The announcement will be made by a press release and by amendment to the Schedule TO we file with the SEC in connection with the Offer.

Background and Purpose of the Offer

Pursuant to the Merger Agreement, we agreed to file a registration statement for the issuance of the shares of our common stock pursuant to the Offer and to use our best efforts to commence and consummate the Offer, in order to complete the recapitalization of our company contemplated in connection with the Merger. The purpose of the Offer is to reduce the number of outstanding Warrants and lower the risk of dilution of our common stock that would result from exercise of the Warrants in accordance with their terms. The Warrants that are tendered for exchange pursuant to the Offer will be retired.

Agreements, Regulatory Requirements and Legal Proceedings

Other than as set forth under the sections entitled “The Offer — Interests of Directors, Executive Officers and Affiliates,” “The Offer — Transactions and Agreements Concerning Our Securities” and “The Offer — Registration under the Exchange Act” beginning on pages 29, 31 and 34, respectively, there are no present or proposed agreements, arrangements, understandings or relationships between us, and any of our directors, executive officers, affiliates or any other person relating, directly or indirectly, to the Offer or to our securities that are the subject of the Offer.

Except for the requirements of applicable federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or federal or state regulatory approvals to be obtained by us in connection with the Offer. There are no antitrust laws applicable to the Offer. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder, are inapplicable to the Offer.

There are no pending legal proceedings relating to the Offer.

Interests of Directors, Executive Officers and Other Affiliates

We do not beneficially own any of the Warrants. The following table lists the Warrants beneficially owned by our directors, executive officers and other affiliates as of January 3, 2014:

Name(1)	Aggregate Number of Warrants Beneficially Owned	Percentage of Warrants Beneficially Owned(7)
Jeff Hastings	—	—
Brian Beatty	—	—
Brent Whiteley	—	—
Eric S. Rosenfeld(2)(3)	3,114,912	20.8%
David D. Sgro(2)(4)	422,806	2.8%
Gary Dalton	—	—
Arnold Wong	—	—
Gregory R. Monahan(2)(5)	22,807	*
Mike Scott	—	—
Darin Silvernagle	—	—
David Siegfried	—	—
CLCH, LLC(6)	—	—
Seismic Management Holdings Inc.(6)	—	—
Seismic Management, LLP(6)	—	—
Sheri L. Beatty(6)	—	—
Total	3,560,525	23.7%

*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each of the individuals is 333 8th Street SE, 3rd Floor, Calgary, Alberta T2G 3A4.
(2)	The business address of this individual is 777 Third Avenue, 37th Floor, New York, New York 10017.
(3)	Represents 2,314,912 Private Warrants, 600,000 Convertible Debt Warrants and 200,000 Public Warrants.
(4)	Represents 22,806 Private Warrants and 400,000 Convertible Debt Warrants.
(5)	Represents 22,807 Private Warrants.
(6)	CLCH, which is controlled by Jeff Hastings, became an affiliate of our company upon consummation of the Merger and is the beneficial owner of approximately 50.9% of our outstanding common stock. Seismic Management Holdings Inc. and Seismic Management, LLP, which are controlled by Brian Beatty and his wife, Sheri L. Beatty, along with Mr. and Mrs. Beatty, Mr. Hastings and Brent Whiteley, are members of a “group” (as defined in Section 13(d)-3 of the Exchange Act) with CLCH. The business address for CLCH is 4721 Golden Spring Circle, Anchorage, Alaska 99507. The business address for Seismic Management Holdings Inc. and Seismic Management, LLP is 59 Westpoint Court SW, Calgary, AB, T3H 4M7.
(7)	Determined based on 15,000,000 Warrants, representing 6,900,000 Public Warrants and 7,100,000 Private Warrants outstanding as of January 3, 2014, and 1,000,000 Convertible Debt Warrants which will be issued and outstanding upon conversion of the Notes.

Messrs. Rosenfeld, Sgro and Monahan have agreed to exchange all of their Private Warrants, and Messrs. Rosenfeld and Sgro intend to exchange all of their Convertible Debt Warrants, in accordance with the terms of the Offer. None of such individuals will receive any benefit by virtue of such exchange that is not shared on a pro rata basis with other holders of the same type of Warrants exchanged pursuant to the Offer. Each such individual also has registration rights under the agreement described in the sections of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions ” and “Description of Securities” beginning on pages 88 and 91, respectively.

Market Price, Dividends and Related Stockholder Matters

Market Price of Common Stock and Warrants

Our common stock is traded on the Nasdaq Global Market under the symbol “SAEX,” and our Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “SAEXW.” The following table sets forth the high and low sales prices for the common stock and bid prices for the Public Warrants for the periods indicated since our common stock and Public Warrants commenced public trading separately on August 2, 2011:

	Common Stock		Public Warrants
	High	Low	High	Low
Fiscal 2013:
Fourth Quarter	$9.95	$6.60	$0.93	$0.67
Third Quarter	$10.39	$8.34	$1.00	$0.87
Second Quarter	$10.55	$9.15	$1.25	$0.37
First Quarter	$10.07	$9.91	$0.49	$0.35
Fiscal 2012:
Fourth Quarter	$10.01	$9.73	$0.70	$0.36
Third Quarter	$11.55	$9.67	$0.75	$0.60
Second Quarter	$9.75	$7.70	$0.85	$0.65
First Quarter	$15.00	$9.00	$0.80	$0.70
Fiscal 2011:
Fourth Quarter	$9.70	$9.58	$0.75	$0.60
Third Quarter	$9.60	$9.50	$0.75	$0.53

As of January 3, 2014, the closing price per share of our common stock and the last sale price per Warrant were $8.95 and $0.86, respectively.

Holders

As of January 3, 2014, there were 53 holders of record of our common stock, 14 holders of record of our Warrants (including 13 holders of record of our Private Warrants). We believe there are more than 900 beneficial owners of our common stock and approximately 150 beneficial owners of our Warrants.

Dividends

We have not paid any cash dividends on our common stock to date. Immediately prior to the Merger, Former SAE declared and paid cash dividends of $5 million in the aggregate in respect of its preferred stock and $10 million in the aggregate in respect of its common stock. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. The payment of dividends will be within the discretion of our board of directors and will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Merger, the restrictions on dividends contained in our 2012 Credit Agreement, and other matters.

Source and Amount of Funds

Because this transaction is an offer to holders to exchange their existing Warrants for shares of our common stock, there is no source of funds or other cash consideration being paid by us to, or to us from, those tendering Warrants pursuant to the Offer, except cash paid by us in lieu of fractional shares for Warrants tendered in the Offer. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer, including the payment of any fees, expenses and other related amounts incurred in connection with the transactions, including cash in lieu of fractional shares, will be approximately $350,000. We expect to have sufficient funds to complete the transactions contemplated by the Offer and to pay fees, expenses and other related amounts from our cash on hand.

Fees and Expenses

We have retained MacKenzie Partners Inc. as information agent in connection with the Offer. The information agent may contact holders of Warrants by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee holders to forward material relating to the Offer to beneficial owners of Warrants. We will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. Additionally, our officers may contact Warrant holders by mail, telephone, facsimile or other means, and may request brokers, dealers, commercial banks, trust companies and other nominee Warrant holders to forward material relating to the Offer to beneficial owners. Our officers will not receive any additional compensation for performing this function.

We have retained Continental Stock Transfer & Trust Company as depositary and exchange agent in connection with the Offer. We will pay Continental Stock Transfer & Trust reasonable and customary compensation for its services in connection with the Offer, will reimburse its reasonable out-of-pocket expenses and will indemnify it against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Warrants pursuant to the Offer.

Transactions and Agreements Concerning Our Securities

Other than as set forth below and in the sections of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” and “Description of Securities” beginning on pages 88 and 91, respectively, and as set forth in our second amended and restated certificate of incorporation or our amended and restated bylaws, there are no agreements, arrangements or understandings between our company, or any of our directors or executive officers, and any other person with respect to our securities that are the subject of the Offer.

Agreements Relating to Our Initial Public Offering

In connection with our initial public offering, our Initial Stockholders entered into an escrow agreement with Continental Stock Transfer & Trust Company and us, pursuant to which their initial shares are held in escrow and may not be transferred (subject to limited exceptions) until 12 months after the Merger, or earlier if, following the Merger, we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities or other property.

In connection with our initial public offering of the Units, we also entered into an underwriting agreement and related agreements with EarlyBirdCapital, Inc., the representative of the underwriters for our initial public offering, and our Initial Stockholders, subscription agreements with our Initial Stockholders, and a trust agreement with Continental Stock Transfer & Trust Company, which agreements relate to the securities issued and funds raised in our initial public offering and the concurrent private placement. The securities and funds covered by those agreements have been issued or released, and the only remaining obligations are indemnification obligations.

Agreements Relating to the Merger

Pursuant to the Merger Agreement, the Former SAE common stockholders, on a fully-diluted basis, as consideration for all shares of Former SAE common stock they held or had the right to acquire prior to the Merger, received:

•	an aggregate of 6,448,443 shares (which includes 30 shares issued in lieu of fractional shares) of our common stock;
•	an aggregate of $7,500,000 in cash;

•	an aggregate of $17,500,000 represented by a promissory note issued by us to CLCH, as representative of the Former SAE stockholders; and
•	the right to receive up to 992,108 additional shares (which includes 44 shares that may be issued in lieu of fractional shares) of our common stock upon our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years.

Additionally, we paid to CLCH, as the holder of all of the outstanding shares of Former SAE preferred stock, an aggregate of $5,000,000 in cash for all of such shares.

To provide a fund for payment to us with respect to our post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Former SAE and its stockholders, and for certain other indemnifiable matters, an aggregate of 545,635 of the shares of our common stock issuable to the Former SAE stockholders at the closing of the Merger was placed in escrow pursuant to an escrow agreement among CLCH, as representative of the Former SAE stockholders, Continental Stock Transfer & Trust Company, as escrow agent. We may make claims for indemnification to the extent our damages exceed a $500,000 deductible, in which event the amount payable shall be the full amount (and not just the amount in excess of the deductible), except that the deductible will not apply to claims made with respect to representations and warranties relating to the Former SAE stockholders’ title to the Former SAE common stock and preferred stock, the outstanding capitalization of SAE, tax or environmental matters, or to claims made with respect to certain other indemnifiable matters. For purposes of any payment for an indemnification claim, the shares held in escrow will be valued at the average reported closing price for our common stock for the 10 trading days ending on the last trading day prior to various dates specified in the escrow agreement based on the type of claim that is made. The aggregate liability for indemnification will not exceed the shares held in escrow. Other than with respect to actual fraud or intentional or willful misrepresentation or omission, our rights to indemnification are our sole remedy with respect to any and all claims for money damages arising out of or relating to the Merger Agreement.

On the date that is the later of (i) 30 days after the date on which we file our Annual Report on Form 10-K for our 2013 fiscal year and (ii) one year after the closing of the Merger, or June 24, 2014, the escrow agent will release to the Former SAE stockholders 272,818 of the original number of escrow shares, less amounts previously applied in satisfaction of or reserved with respect to indemnification claims (other than tax or environmental indemnification claims, except to the extent such claims exceed 272,817 shares) that are made prior to that date. The remaining 272,817 escrow shares will be available for indemnification only with respect to tax or environmental indemnification claims and will be released 30 days after we file our Annual Report on Form 10-K for our 2015 fiscal year, less any shares reserved to satisfy tax or environmental indemnification claims made prior to such date.

A portion of the Merger consideration allocable to holders of certain derivative securities of Former SAE that were not converted or exchanged prior to the Merger is being held in escrow pursuant to the terms of another escrow agreement, which provides that CLCH as our nominee, will have voting control over all shares of our common stock held in escrow under this agreement. That portion of the Merger consideration will be released from escrow at such time as the Former SAE derivative securities are converted or exchanged, or terminate, in accordance with their terms.

Pursuant to the Merger Agreement, the Former SAE common stockholders may not sell any of the shares of our common stock that they received as a result of the Merger during the one-year period following June 24, 2013, the closing date of the Merger, and the Former SAE common stockholders entered into lock-up agreements to such effect as a condition to exchanging their shares of Former SAE common stock for the Merger consideration. Any certificates representing such shares were legended to such effect. Notwithstanding the foregoing, the Former SAE common stockholders will be permitted to sell their shares in private transactions or by gift, will or intestate succession, or by judicial decree, to family members or to trusts, family limited partnerships and similar entities primarily for the benefit of the stockholder or its family members. Former SAE common stockholders that are entities also may transfer the shares to the stockholders, members or partners of such entity. It is a condition to any such permitted transfer that the transferee execute an agreement stating that the transferee is receiving shares subject to the provisions of the lock-up agreement.

As described in the section of this Prospectus/Offer to Exchange entitled “Description of Securities — Registration Rights” beginning on page 93, at the closing of the Merger, we entered into a registration rights with CLCH with respect to the shares of our common stock it received in the Merger.

At the closing of the Merger, certain of our Initial Stockholders, Eric Rosenfeld, David Sgro, Arnaud Ajdler, Gregory R. Monahan, David Boris, Mark Hauser, Barry Erdos, and Joel Greenblatt, granted to CLCH an irrevocable proxy and power of attorney to vote 1,552,500 shares of our common stock so that Jeff Hastings, Brian Beatty and Brent Whiteley collectively will have control over, whether directly or indirectly, at least 51% of our common stock. Furthermore, each such Initial Stockholder will grant additional irrevocable proxies to CLCH from time to time, including upon completion of the Offer, for the number of shares necessary (except as the result of any sales by any of Messrs. Hastings, Beatty and Whiteley) to reach or maintain the 51% threshold. Certain of the Former SAE stockholders, Mike Scott and Darin Silvernagle, granted proxies to CLCH to vote 76,941 shares of our common stock, pursuant to revocable voting proxy agreements. The holders of our common stock subject to these proxy agreements will be entitled to receive all dividends and other amounts payable in respect of such stock, and CLCH has no pecuniary interest therein.

Also in connection with the Merger, pursuant to certain consent and support agreements entered into with us, certain of our Warrant holders, including our Initial Stockholders and EarlyBirdCapital, Inc., the representative of the underwriters for our initial public offering, each of whom is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, agreed to participate in this warrant exchange with respect to the Private Warrants held by them.

Other Agreements

Prior to the Merger, as necessary to meet our working capital needs, Eric S. Rosenfeld, at the time our chairman of the board and chief executive officer, and Crescendo Advisors II, LLC, an affiliate of Mr. Rosenfeld, loaned us funds. Prior to the Merger, Crescendo Advisors II, LLC transferred its portion of such loans to David D. Sgro, at the time a director of ours and our chief financial officer. Currently, there are $500,000 in such loans outstanding evidenced by the Notes payable to Messrs. Rosenfeld and Sgro. The Notes are described in more detail in the section of this Prospectus/Offer to Exchange entitled “ Certain Relationships and Related Person Transactions — Related Person Transactions” beginning on page 88.

Securities Transactions

Except as set forth in the section of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” beginning on page 88, neither we, nor any of our directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of our controlling persons, has engaged in any transactions in our Warrants in the last 60 days.

Plans

Except as described in the sections of this Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” “Information Concerning Our Company,” “Certain Relationships and Related Person Transactions” and “Description of Securities” beginning on pages 6, 21, 43, 88 and 91, respectively, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;
•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;
•	any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from the Nasdaq Global Market;
•	any class of our equity securities becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;
•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;
•	the acquisition or disposition by any person of our securities; or
•	any changes in our second amended and restated certificate of incorporation, amended and restated bylaws or other governing instruments or other actions that could impede the acquisition of control of our company.

Registration under the Exchange Act

The Warrants currently are registered under the Exchange Act. This registration may be terminated upon application by us to the SEC if there are fewer than 300 record holders of the Warrants, provided we obtain the consent of the representative of the underwriters for our initial public offering of the Units as required pursuant to the underwriting agreement for such offering. We currently do not intend to deregister the Warrants, if any, that remain outstanding after completion of the Offer. Notwithstanding any termination of the registration of our Warrants, we will continue to be subject to the reporting requirements under the Exchange Act as a result of the continuing registration of our common stock.

Accounting Treatment

The exchange of the Warrants will be accounted for as an ordinary stock issuance. We will record the aggregate par value of the common shares issued in the exchange as a credit to the capital stock account. Offer-related costs, which include advisory, legal, accounting, depositary and other professional or consulting fees, will be expensed in the period incurred.

Absence of Appraisal or Dissenters’ Rights

Holders of the Warrants do not have any appraisal or dissenters' rights under applicable law in connection with the Offer.

Material U.S. Federal Income Tax Consequences

General

The following is a description of the material U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants pursuant to the Offer. The following also contains a summary of certain U.S. federal income tax consequences of the ownership and disposition of our common stock, which would apply to common stock received by Warrant holders whether upon the exchange of their Warrants pursuant to the Offer or upon exercise of the Warrants in accordance with their terms. This description assumes that holders hold the Warrants, and will hold the common stock received upon exchange of the Warrants, as capital assets (generally, property held for investment). This description does not address all of the tax consequences that might be relevant to a holder’s particular circumstances or to holders that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax exempt organizations, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who hold common stock or Warrants as part of a “straddle,” hedging transaction, conversion transaction, or other similar integrated transaction for U.S. federal income tax purposes, or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common stock or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the nature of the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult its own tax advisors regarding the tax consequences of the receipt of common stock in the exchange and the ownership and disposition of common stock received in the exchange.

This description does not address the tax consequences arising under the laws of any foreign, state, or local tax jurisdiction. Moreover, except to the extent specifically set forth below, this description does not address the U.S. federal estate and gift tax, or alternative minimum tax, or other non-income tax consequences of the ownership and disposition of common stock received upon exchange of the Warrants.

This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, each as in effect on the date hereof. These authorities are subject to change, possibly with retroactive effect, or differing interpretations by the IRS or a court, which could affect the tax consequences described herein.

The discussion in this Prospectus/Offer to Exchange under the captions “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Exchange of Warrants for Common Stock” and “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Exchange of Warrants for Common Stock” beginning on pages 34 and 34, respectively, to the extent they contain statements of U.S. federal income tax law or legal conclusions with respect thereto, constitutes the opinion of Strasburger & Price, LLP, our outside legal counsel, regarding the material U.S. federal income tax consequences of the Offer to holders of our Warrants. Such opinion is based on factual representations and covenants made by us and on customary assumptions and is subject to other assumptions and limitations as set forth in the opinion letter attached hereto as Exhibit 5.1. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences described in this prospectus could differ from those described in the tax opinion. The opinion of our outside counsel is not binding on the IRS or a court.

We have not obtained, and have no plans to request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or the courts will agree with any of the conclusions stated in this description.

This description is for general information only and is not tax advice. It is not intended to constitute a complete description of all tax consequences for holders relating to the exchange of Warrants for our common stock or relating to the ownership and disposition of our common stock. You are urged to consult with your tax advisor regarding the U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants, and of the ownership and disposition of such common stock, applicable in your particular situation, as well as any consequences under the federal estate or gift tax, the federal alternative minimum tax, or under the tax laws of any state, local, foreign, or other taxing jurisdiction.

Tax Consequences to U.S. Holders

For purposes of the following discussion, you are a “U.S. holder” if you are:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Exchange of Warrants for Common Stock

Subject to the limitations stated above, in the opinion of Strasburger & Price, LLP, the following description addresses the material U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants that are expected to apply if you are a U.S. holder of the Warrants.

Your exchange of Warrants for our common stock pursuant to the Offer should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code pursuant to which (i) you should not recognize any gain or loss on the exchange of Warrants for shares of our common stock, (ii) your aggregate tax basis in the shares received in the exchange should equal your aggregate tax basis in your Warrants surrendered in the exchange (except to the extent of any tax basis allocated to a fractional share for which a cash payment is received in connection with the Offer), and (iii) your holding period for the shares received in the exchange should include your holding period for the surrendered Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances. Any cash you receive in lieu of a fractional share of our common stock pursuant to the Offer should generally result in gain or loss to you equal to the difference between the cash received and your tax basis in the fractional share.

If you exchange Warrants for our common stock pursuant to the Offer, and if you hold five percent or more of our common stock prior to the exchange, or if you hold Warrants and other securities of ours prior to the exchange with a tax basis of $1 million or more, you will be required to file with your U.S. federal income tax return for the year in which the exchange occurs a statement setting forth certain information relating to the exchange (including the fair market value, prior to the exchange, of the Warrants transferred in the exchange and your tax basis, prior to the exchange, in our common stock or securities), and to maintain permanent records containing such information.

If you do not tender your Warrants in the Offer, you will not have any U.S. federal income tax consequences from declining to exchange such Warrants for our common stock pursuant to the Offer.

Ownership and Disposition of Common Stock

Subject to the limitations stated above, the following description addresses certain U.S. federal income tax consequences of the ownership and disposition of our common stock that are expected to apply if you are a U.S. holder of our common stock.

Distributions of cash or property that we pay on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in your gross income as ordinary dividend income when actually or constructively received by you. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain from the sale or exchange of the common stock. If you are a non-corporate U.S. holder, dividends you receive with respect to our common stock are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided you satisfy applicable holding period and other requirements. If you are a corporate U.S. holder that meets applicable holding period and other requirements, dividends you receive with respect to our common stock may be eligible for a dividends received deduction.

Upon a sale or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the disposition and (ii) your adjusted tax basis for the common stock. The capital gain or loss will be long-term capital gain or loss if you held the common stock more than one year. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

In the case of individuals, a 3.8% tax is imposed for each taxable year on the lesser of (a) net investment income for the year or (b) the modified adjusted gross income for such year in excess of a threshold amount ($250,000 if married filing jointly or a “surviving spouse,” $125,000 if married filing separately, and $200,000 in other cases). In the case of estates and trusts, a 3.8% tax is imposed for each taxable year on the lesser of (a) undistributed net investment income for the year or (b) the adjusted gross income for such year in excess of the dollar amount at which the highest tax bracket for estates and trusts begins for such year

($11,950 for 2013). For these purposes, dividends received with respect to our common stock, and gains or losses realized from the taxable disposition of our common stock, will generally be taken into account in computing your net investment income.

Information Reporting and Backup Withholding

In general, dividends you receive with respect to our common stock, and amounts you receive with respect to a sale or other disposition of our common stock, are reported to the IRS and to you, unless you are an exempt payee (such as a corporation) and the payment is not subject to backup withholding. Such dividends and other amounts may be subject to backup withholding (at a rate of 28%), and subject to related information reporting with respect to otherwise exempt payees, unless you provide to us (i) your correct taxpayer identification number and certification (on Form W-9) that you are not subject to backup withholding, or (ii) proof that you are an exempt payee. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information or returns to the IRS.

Tax Consequences to Non-U.S. Holders

For purposes of the following discussion, you are a “non-U.S. holder” if you are an individual, corporation, estate, or trust that is not a U.S. holder as defined above. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” individuals present in the United States for 183 days or more in the taxable year of disposition (but who are not U.S. residents) or, in certain circumstances, individuals who are former U.S. citizens or residents.

Exchange of Warrants for Common Stock

Subject to the limitations stated above, in the opinion of Strasburger & Price, LLP, the following description addresses the material U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants that are expected to apply if you are a non-U.S. holder of the Warrants.

Your exchange of Warrants for our common stock pursuant to the Offer should have the same tax consequences as described above for U.S. holders. Assuming you are not engaged the conduct of a trade or business within the U.S., capital gain or loss you recognize with respect to the receipt of cash in lieu of fractional shares should not be subject to U.S. federal income tax, and you should not be required to make any U.S. federal income tax filings solely on account of the exchange of Warrants for our common stock or the receipt of cash in lieu of fractional shares.

Ownership and Disposition of Common Stock

Subject to the limitations stated above, the following description addresses certain U.S. federal income tax consequences of the ownership and disposition of our common stock that are expected to apply if you are a non-U.S. holder of our common stock.

Distributions of cash or property that we pay on our common stock will be treated for U.S. federal income tax purposes as a dividend, as a non-taxable return of capital, or as gain from the sale or exchange of our common stock according to the rules discussed above for U.S. holders. Any dividends you receive with respect to our common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements discussed below). If you are a corporation, any such effectively connected dividends may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty with respect to U.S. federal income tax withholding on dividends paid to you on our common stock, you must provide a properly executed IRS Form W-8BEN (or such successor form as the IRS designates) prior to the payment of dividends. In order to claim exemption from U.S. federal income tax withholding on dividends paid to you on our common stock because such dividends are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates) prior to the payment of dividends. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain you recognize from the sale or other disposition of our common stock will generally be exempt from U.S. federal income tax unless the gain is effectively connected with your conduct of a trade or business in the United States, in which case the gain would generally be subject to U.S. federal income tax on such gain as if you were a U.S. holder. Gain you recognize from the sale or other disposition of our common stock will be deemed to be effectively connected with a U.S. trade or business if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you upon a disposition of our common stock if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market at the time of the disposition.

Estate Tax

If you are an individual non-U.S. holder, or an entity the property of which is includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), absent an applicable treaty benefit, our common stock will be treated as property situated in the United States and subject to U.S. federal estate tax if held by you at the time of death.

Information Reporting and Backup Withholding

In general, dividends you receive with respect to our common stock, and any U.S. federal withholding tax withheld with respect to those dividends, are reported to the IRS and to you, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be provided under the provisions of a specific tax treaty, or under the provisions of a tax information exchange agreement, to the tax authorities in the country in which you reside or are established. Amounts you receive from of a sale or other disposition of our common stock effected through the U.S. office of any broker (as defined in applicable Treasury regulations) or from a sale or other disposition conducted outside the United States through certain U.S.-related brokers, are also reported to the IRS and to you.

You will generally be exempt from backup withholding on dividends and other amounts you receive with respect to our common stock if you provide a certification (on an applicable IRS Form W-8) or proof of exempt status as described above with respect to U.S. federal income tax withholding. Any amounts withheld under the backup withholding rules from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information or returns to the IRS.

Foreign Account Reporting and Withholding

A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as defined in Section 1471 of the Code), unless such institution enters into an agreement with the U.S. government to collect and verify information regarding holders of accounts maintained by such institution, to report information with respect to U.S. accounts maintained by such institution, and to withhold on certain “passthru payments” made by such institution. In general, U.S. accounts are depositary and custodial accounts maintained by the foreign financial institution, and certain equity and debt interests in such institution, which are held by U.S. persons or U.S.-owned foreign entities. A U.S. federal withholding tax of 30% may also apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a non-financial foreign entity unless the foreign entity provides the withholding agent either (i) a certification that the foreign entity does not have any “substantial U.S. owners” or (ii) identifying information for each substantial U.S. owner. A substantial

U.S. owner is generally defined as any U.S. person, other than a publicly traded corporation or its affiliates and certain other specified exempt persons, owning more than 10% of the foreign entity. The withholding provisions generally apply to dividends paid on our common stock after June 30, 2014, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2016. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Depositary

The depositary and exchange agent for the Offer is:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attention: Corporate Actions Department
Facsimile: (212) 616-7610

Additional Information; Amendments

Upon commencement of the Offer, we will file with the SEC a Tender Offer Statement on Schedule TO, of which this Prospectus/Offer to Exchange is a part. We recommend that Warrant holders review the Schedule TO, including the exhibits, and our other materials that are filed with the SEC before making a decision on whether to accept the Offer.

We currently believe that we are permitted to make the Offer in all jurisdictions. If we subsequently determine, however, that we are not legally able to make the Offer in a particular jurisdiction, we will inform Warrant holders of this decision by a supplement to the Prospectus/Offer to Exchange. The Offer is not made to those holders who reside in any jurisdiction where, after a good faith effort has been made by us to comply with applicable state law, the offer would be unlawful.

Our board of directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and Warrant holders should consult with personal advisors if they have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the registration statement on Form S-4 relating to the Offer, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

If you have any questions regarding the Offer or need assistance, you should contact the information agent for the Offer. You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the information agent. All such questions or requests should be directed to:

MacKenzie Partners Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885
Facsimile: (212) 929-0308
E-mail: SAEX@mackenziepartners.com

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given by us to Warrant holders in connection with the Offer.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed balance sheet presents our unaudited condensed consolidated historical balance sheet as of September 30, 2013, giving effect to the exchange of all of our Warrants pursuant to the Offer as if the exchange had been consummated as of that date.

The following unaudited pro forma condensed income statement for the three and nine months ended September 30, 2013 presents our unaudited historical consolidated statement of income for the three and nine months ended September 30, 2013, giving effect to the exchange of all of our Warrants pursuant to the Offer as if it had occurred on January 1, 2013.

Our historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the exchange of Warrants pursuant to the Offer, are factually supportable and are expected to have a continuing impact on our results. The adjustments presented on the unaudited pro forma condensed financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the effect of the consummation of the exchange of our Warrants pursuant to the Offer. For purposes of the following pro forma financial information, we have assumed that all Warrants are tendered for exchange pursuant to the Offer, and, therefore, that 1,500,000 shares of our common stock are issued in exchange for all 15,000,000 Warrants.

The Offer to all Warrant holders (including Public Warrants, Private Warrants and Convertible Debt Warrants) will allow all Warrant holders to convert their Warrants to shares of our common stock. As the purpose of the Offer is to complete our recapitalization following the completion of the Merger, the Offer is available to all outstanding Warrant holders and no other unstated (or stated) rights and privileges were exchanged, we will treat the impact of the exchange as a capital transaction and record the fair value of the shares issued in exchange for Warrants pursuant to the Offer in retained earnings. Furthermore, based on a review of SEC Staff Accounting Bulletin Topic 5.A, the transaction costs associated with the Offer will be expensed as incurred.

This financial data should be read in conjunction with our consolidated financial statements and notes to those statements included in this Prospectus/Offer to Exchange. This discussion contains forward-looking statements that involve risks and uncertainties. It assumes that all Warrants are exchanged pursuant to the Offer, however, we cannot predict how many Warrant holders will accept the Offer (although, the holders of the Private Warrants and Convertible Debt Warrants have advised that they will participate). As such, this unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the exchange of the Warrants pursuant to the Offer been completed at the dates indicated, or will be achieved in the future. The summary unaudited pro forma financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the exchange pursuant to the Offer been consummated on the dates indicated, and do not purport to be indicative of our results of operations for any future period. Please see the sections entitled “Cautionary Note regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus/Offer to Exchange.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of September 30, 2013 (in thousands)
	Previously Reported	Adjustment		Pro Forma
Accounts payable	$31,369	$350	(a)	$31,719
Notes payable to related parties	$500	$(500	)(b)	$—
Total current liabilities	$54,099	$(150)		$53,949
Total liabilities	$146,856	$(150)		$146,706
Common Stock	$2	0	(c)	$2
Additional paid-in capital	$26,301	$14,265	(b)(c)	$40,566
Retained earnings	$(17,541)	$(14,115	)(c)	$(31,656)
Total stockholder's equity	$6,781	$150		$6,931

(a)	The effects of an estimated $0.4 million incremental transaction costs associated with the Offer.
(b)	The effects of converting the $0.5 million Convertible Debt Warrants to equity pursuant to the Offer by issuing 100,000 shares.
(c)	The effects of the 1,500,000 shares of our common stock issued in exchange for all 15,000,000 Warrants (1,500,000 shares (including the 100,000 shares related to the Convertible Debt Warrants) at $9.51 per share, based on the last sale price of our share on the Over-the-Counter Bulletin Board on September 30, 2013).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30, 2013				Nine Months Ended September 30, 2013
	(in thousands, except for share amounts)
	Previously Reported	Adjustment		Pro Forma	Previously Reported	Adjustment		Pro Forma
Selling, general and administrative expenses	$7,674	$0	(d)	$7,674	$20,281	$0	(d)	$20,281
(Loss) income from operations	$(12,675)	$0	(d)	$(12,675)	$3,746	$0	(d)	$3,746
(Loss) income before income taxes	$(17,081)	$0	(d)	$(17,081)	$(10,216)	$0	(d)	$(10,216)
Net (loss) income	$(29,696)	$0	(d)	$(29,696)	$(24,079)	$0	(d)	$(24,079)
Weighted average shares outstanding – basic	13,402,664	1,500,000	(e)	14,902,664	8,861,612	1,500,000	(e)	10,361,612
Income (loss) per share – basic	$(2.22)			$(1.99)	$(2.72)			$(2.32)
Weighted average shares outstanding – diluted	13,402,664	1,500,000	(e)	14,902,664	8,861,612	1,500,000	(e)	10,361,612
Income (loss) per share – diluted	$(2.22)			$(1.99)	$(2.72)			$(2.32)

(d)	The estimated $0.4 million of transaction costs associated with the Offer, which is considered to be of a non-recurring nature, was excluded from the three and nine months ended September 30, 2013 pro forma income statements.
(e)	The 1,500,000 shares of our common stock being issued in exchange for all 15,000,000 Warrants as of January 1, 2013.

UNAUDITED PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

		Previously Reported			Pro Forma	Previously Reported			Pro Forma
	Fiscal Year Ended December 31, 2012	Three Months Ended September 30, 2013	Adjustment		Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013	Adjustment		Nine Months Ended September 30, 2013
	(in thousands, except for ratios)
Fixed charges:
Interest expense	$3,786	$4,677	$—		$4,677	$11,489	$—		$11,489
Capitalized interest	—	525	—		525	1,520	—		1,520
Portion of rental expense which represents interest factor	—	—	—		—
Total Fixed charges	$3,786	$5,202	$—		$5,202	$13,009	$—		$13,009
Earnings available for fixed charges:
Pre-tax income (loss)	$11,429	$(17,081)	$0	(f)	$(17,081)	$(10,216)	$0	(f)	$(10,216)
Distributed equity income of affiliated companies	—	—	—		—	—	—		—
Add: Fixed charges	3,786	5,202	—		5,202	13,009	—		13,009
Less: Capitalized interest	—	(525)	—		(525)	(1,520)	—		(1,520)
Less: Net income – noncontrolling interests	—	—			—	—			—
Total Earnings available for fixed charges	$15,215	$(12,404)	$0	(f)	$(12,404)	$1,273	$0	(f)	$1,273
Ratio of earnings to fixed charges	4.0	(2.4)	0	(f)	(2.4)	0.1	0	(f)	0.1

(f)	The estimated $0.4 million of transaction costs associated with the Offer, which is considered to be of a non-recurring nature, was excluded from the three and nine months ended September 30, 2013 pro forma Pre-tax income (loss).

UNAUDITED PRO FORMA BOOK VALUE PER SHARE

	As of September 30, 2013 (in thousands, except for share amounts)
	Previously Reported	Adjustment		Pro Forma
Total stockholders’ equity	$6,781	$150	(g)	$6,931
Number of common shares	13,402,664	1,500,000	(h)	14,902,664
Book value per share	$0.51	$(0.04	)(i)	$0.47

(g)	The pro forma net effects of the estimated $0.4 million transaction costs and the conversion of $0.5 million Convertible Debt Warrants to equity associated with the Offer.
(h)	The pro forma increase in the number of shares common stock of the 1,500,000 shares associated with the exchange.
(i)	The pro forma effects of the estimated $0.4 million transaction costs, the conversion of $0.5 million Convertible Debt Warrants to equity and the increase in the number of shares of common stock of 1,500,000 associated with the Offer on book value per share.

INFORMATION CONCERNING OUR COMPANY

Overview

We were incorporated in Delaware on February 2, 2011, under the name Trio Merger Corp. as a blank check company in order to serve as a vehicle for the acquisition of a target business. On June 24, 2013, we completed the Merger, and now are a geophysical services company offering a full range of seismic data acquisition services in North America, South America and Southeast Asia to our customers in the oil and natural gas industry. Our services include the acquisition of 2D, 3D, time-lapse 4D and multi-component seismic data on land, in transition zones and in shallow water, as well as seismic data field processing. Seismic data is used by our customers, which include national oil companies, major international oil companies and independent oil and gas exploration and production companies, to identify and analyze drilling prospects and maximize successful drilling.

We specialize in the acquisition of seismic data in logistically complex and challenging environments and delicate ecosystems, including jungle, mountain and arctic terrain, and have extensive experience in deploying personnel and equipment in remote locations, while maintaining a strong, health, safety and environmental (“QHSE”) track record. We operate crews around the world that are equipped with over 26,000 land and marine channels of seismic data acquisition equipment.

Our principal headquarters are located in Calgary, Alberta, Canada at 3333 8th Street SE, 3rd floor, Calgary, Alberta, T2G 3A4, Telephone: (403) 776-1950, and our web address is www.saexploration.com. We do not intend for information contained in our website to be a part of this Prospectus/Offer to Exchange.

Our operations in our various geographic locations are conducted through our subsidiary SAExploration, Inc. and its wholly-owned subsidiaries and branch offices in Peru, Colombia, Papua New Guinea, Brazil, Bolivia, Malaysia, North Africa, New Zealand and Alaska.

Seismic Data Acquisition Services

We provide a full range of seismic data acquisition and infield processing services. We currently provide our services on only a proprietary basis to our customers and the seismic data acquired is owned by our customers once acquired.

Our seismic data acquisition services include the following:

•	Program Design
•	Planning and Permitting
•	Camp Services
•	Survey
•	Drilling
•	Recording
•	Reclamation
•	In-field Processing

Program Design, Planning and Permitting.  The seismic survey is initiated at the time the customer requests a proposal to acquire seismic data on its behalf. We employ an experienced design team, including geophysicists with extensive experience in 2D, 3D and time-lapse 4D survey design, to assess and recommend acquisition parameters and technologies to best meet the customer’s exploration objectives. Our design team analyzes the request and works with the customer to put an operational, personnel and capital resource plan in place to execute and complete the project.

Once a seismic program is designed, we work with the customer to obtain the necessary permits from governmental authorities and access rights of way from surface and mineral estate owners or lessees where the survey is to be conducted. In most cases, the customer takes the lead in obtaining permits for seismic operations but we supplement these efforts by providing our expertise with the communities and local governments.

Camp Services.  We have developed efficient processes for setting up, operating and dismantling field camps in challenging and remote project locations. We operate our camps to ensure the safety, comfort and productivity for the team working on each project and to minimize the environmental impact through the use of wastewater treatments, trash management, water purification, generators with full noise isolation and recycling areas.

In areas like South America and Papua New Guinea, logistical support needs to be in place to establish supply lines for remote jungle camps. To insure the quality of services delivered to these remote camps, we own 10 supply and personnel river boats to gain access to remote jungle areas. We also have five jungle camps and a series of 40 fly camps that act as advance camps from the main project camp. Each of these jungle base camps contains a full service medical facility complete with doctors and nurses in the remote chance it needs to stabilize any potential injuries for medical transport. The camps are equipped with full meal kitchens held to high standards of cleanliness, sleeping and recreational quarters, power supply, communications links, air support, water purification systems, black water purification systems, offices, repair garages, fuel storage and many more support services.

Survey and Drilling.  In a typical seismic recording program, the first two stages of the program are survey and drilling. Once all of the permitting is completed, the survey crews enter the project areas and begin establishing the source and receiver placements in accordance with the survey design agreed to by the customer. The survey crew lays out the line locations to be recorded and, if explosives are being used, identifies the sites for shot-hole placement. The drilling crew creates the holes for the explosive charges that produce the necessary acoustical impulse.

The surveying and drilling crews may be employed by us or may be third party contractors depending on the nature of the project and its location. In North America, the surveying and drilling crews are typically provided by third party contractors and supervised by our personnel. In North America, our vibroseis source units consist of the latest source technology, including eight AHV IV 364 Commander Vibrators and six environmentally friendly IVI mini vibrators, complete with the latest Pelton DR electronics. In South America and Southeast Asia, we perform our own surveying and drilling, which is supported by up to 200 drilling units, including people portable, low impact self-propelled walk behind, track driven and heliportable deployed drilling rigs. Our senior drilling staff has a combined work experience of over 50 years in some of the most challenging environments in the world. On most programs there are multiple survey and drilling crews that work at a coordinated pace to remain ahead of the data recording crews.

Recording.  We use equipment capable of collecting 2D, 3D, time-lapse 4D and multi-component seismic data. We utilize vibrator energy sources or explosives depending on the nature of the program. In addition, we have over 26,000 land and marine seismic channels and other equipment available through rental or long-term leasing sources. All of our systems record equivalent seismic information but vary in the manner by which seismic data is transferred to the central recording unit, as well as their operational flexibility and channel count expandability. We utilize 8,500 channels of Sercel 428/408 equipment, 6,000 channels of Fairfield Land Nodal equipment and 2,000 units Fairfield Ocean Bottom Nodal equipment and 10,000 channels of Oyo GSR equipment.

We have made significant capital investments to increase the recording capacity of our crews by increasing channel count and the number of energy source units we operate. This increase in channel count demand is driven by customer needs and is necessary in order to produce higher resolution images, increase crew efficiencies and undertake larger scale projects. In response to project-based channel requirements, we routinely deploy a variable number of channels with a variable number of crews in an effort to maximize asset utilization and meet customer needs. When recording equipment is at or near full utilization, we utilize rental equipment from strategic suppliers to augment our existing inventories. We believe we will realize the benefit of increased channel counts and flexibility of deployment through increased crew efficiencies, higher revenues and increased margins.

During 2011 and 2012, we dedicated a significant portion of our capital investment to purchasing and leasing wireless recording systems rather than the traditional wired systems. We utilize this equipment as primarily stand-alone recording systems, but on occasion it is used in conjunction with cable-based systems. The wireless recording systems allow us to gain further efficiencies in data recording and provide greater flexibility in the complex environments in which we operate. In addition, we have realized increased crew efficiencies and lessened the environmental impact of our seismic programs due to the wireless recording systems because they require presence of fewer personnel and less equipment in the field. We believe we will experience continued demand for wireless recording systems in the future.

We also utilize multi-component recording equipment on certain projects to further enhance the quality of data acquired and help our customers enhance their development of producing reservoirs. Multi-component recording involves the collection of different seismic waves, including shear waves, which aids in reservoir analysis such as fracture orientation and intensity in shales and allows for more descriptive rock properties. We maintain a surplus of equipment, and augment our needs with leased equipment from time to time, to provide additional operational flexibility and to allow us to quickly deploy additional recording channels and energy source units as needed to respond to customer demand.

Reclamation.  We have experienced teams responsible for reclamation in the areas where work has been performed so as to minimize the environmental footprint from the seismic program. These programs can include reforestation or other activities to restore the natural landscape at our worksites.

In-field Processing.  Our knowledgeable and experienced team provides our customers with superior quality field processing. Our quality control applications are appropriate for identifying and analyzing ambient noise, evaluating field parameters and supporting obstacle-recovery strategies. Using the latest hardware and software, our technical and field teams electronically manage customer data from the field to the processing office, minimizing time between field production and processing. For full seismic processing, we use software from a variety of global suppliers. All the steps employed in our basic processing sequence are tailored to the particular customer project and objectives. We implement strict quality control processes to meet or surpass industry-established standards. Currently, we do not acquire data for our own account or for future sale, maintain multi-customer data libraries or participate in oil and gas ventures. The results of a seismic survey conducted for a customer belong to that customer. All of our customers’ information is maintained in strict confidence.

Markets and Trends

North America

The North American market is a stabilized and sustained market for 3D seismic data acquisition. Use of 3D technology is the norm in the Lower 48 United States and Canada as international oil companies seek to maximize the efficiency of their reservoirs and reduce exploration risk. Tax incentives for exploration in Alaska are also leading to increased exploration activity in the Cook Inlet and the North Slope.

We expanded into North America in 2011 through our acquisitions of Datum Exploration Ltd. in Canada and Northern Exploration Services in Alaska. With each of those acquisitions, we brought on board personnel with extensive operations experience in each location. Our expansion into the North American market is consistent with our strategy to help increase our equipment utilization rates, while concurrently increasing margins, by balancing growth in North and South America, which have complementary operating seasons.

South America

South American countries continue to expand and develop, demanding significantly more energy to fuel their growth. As the political environments stabilize, oil companies are increasing operations in the market and are seeking experienced seismic service providers with complex environment know-how, strong QHSE records and excellent relations with local communities to satisfy their seismic needs.

We have maintained operations in South America since 2006, and plan to continue to expand our operations to Brazil in 2013, while further growing our presence in Colombia, Peru and Bolivia.

Southeast Asia

Exploration activities in Southeast Asia have continued to increase along with the demand for energy in that region. In 2010, we entered the Southeast Asian market by commencing operations in Papua New Guinea for one of our major long-time customers. Our contract with that customer ended during 2013. To help compensate for downtime and increase utilization, we have expanded our operations into New Zealand.

Specifically, we have changed our growth strategy within the New Zealand market from satisfying a “one-off” opportunity to being a sustained business for the opportunities available within the country.

Strengths

Extensive experience in challenging environments.  We specialize in seismic data acquisition services in logistically challenging environments on land, in transition zones and in shallow water. We believe that our extensive experience operating in such complex locations, including our expertise in logistics management and deploying personnel and equipment customized for the applicable environment, provides us with a significant competitive advantage.

All of our remote area camps, drills and support equipment are easily containerized and made for easy transport to locations anywhere in the world. We employ a sophisticated tracking system in all of our vehicles, boats, aircraft support and in some cases personnel so we know where our equipment is located at all times. All of our boats contain radar systems to avoid potential collisions with less sophisticated traffic on the waterways. We employ recording technology that is primarily adapted for the environments in which we typically operate, however, the systems can easily be utilized in most environments. We have a logistical support department that works with management to focus on keeping our equipment strategically located in areas of high utilization.

Global operations with expansion in high-growth markets.  We operate in markets within key high growth regions around the world and continue to expand our presence in those markets. Our experience includes projects in Alaska, Bolivia, Brazil, Colombia, Peru, Canada, Malaysia and New Zealand, where exploration activity is increasing due to governmental incentives and the stabilization of regulatory and financial environments, and we maintain local offices in each of those areas.

Strong QHSE performance record.  Stringent QHSE processes are the foundation of all our projects. Our highly trained and qualified QHSE team has extensive experience working in diverse ecosystems and complex cultural environments. This experience allows us to deliver high quality data and efficient operations through systems and processes designed to minimize health and safety risk and overall environmental impact.

Blue chip, loyal customer base.  Members of our management team have long-standing relationships extending over 30 years with many of the largest oil and gas companies in the world. Our global operating footprint allows us to leverage those relationships throughout the world, and our prior performance for those customers enhances our ability to obtain new business from both existing and new customers.

Highly experienced management team with significant ongoing ownership.  Our senior executive management team has an average of over 30 years of experience in seismic services. The experience, knowledge base and relationships that our management team has built over the years enhance our operating and marketing capabilities and underlie our strong reputation in the industry. Our services are marketed by supervisory and executive personnel who contact customers to determine geophysical needs and respond to customer inquiries regarding the availability of crews or processing schedules.

Our management currently owns 36.0% of our outstanding equity and has voting control over a majority of our outstanding equity. After the exchange, our management will own 32.3% of our outstanding equity and, assuming maximum participation in the Offer by our Warrant holders, will have voting control over at least 47.8% of our outstanding equity. Following the closing of the Offer, certain members of our management, Jeff Hastings, Brian Beatty and Brent Whiteley, intend to seek additional voting proxies as necessary in order to maintain majority voting control and our status as a “controlled company.” This provides a strong alignment of the financial interests of our executives and us.

Strategy

We believe we have a strategic advantage over a substantial number of our competitors in the areas in which we operate because of our expertise in logistics and our ability to provide a complete solution in remote and complex areas.

Our strategy is to add value for our customers through a material reduction of the following risks:

•	Exploration risk — we deliver consistent high-quality seismic data utilizing the most advanced technology;

•	Data acquisition risk — we fulfill our promises regarding the timing, quality and scope of our services;
•	Reputation risk — we attract and retain highly skilled and experienced professionals who embody our strong focus on customer service, safety and environmental safeguards; and
•	QHSE risk — we place the highest priority on the health and safety of our workforce, the protection of our assets, the environment and the communities where we conduct our work, and we strive for continual improvement in all QHSE aspects.

We enable this strategy by continuing to pursue excellence in the following activities:

•	Building and maintaining mutually beneficial, long-term relationships with customers;
•	Aggressively marketing our capabilities and customer-value added proposition;
•	Continually monitoring technological developments in the industry, and implementing cutting-edge technologies that can give us a competitive advantage;
•	Sharing best practices across regions to ensure the consistent delivery of high quality service; and
•	Continuing to seek innovative ideas to reduce the seasonal gaps in our equipment utilization rates.

Seasonal Variation in Business

Seismic data acquisition services are performed outdoors and, consequently, are subject to weather and seasonality. Particularly in Canada and Alaska, the primary season for seismic data acquisition is during the winter, from approximately December to April, since much of the terrain for seismic data acquisition cannot be accessed until the ground has frozen. The weather conditions during this time of year can affect the timing and efficiency of operations. In addition, this prime season can be shortened by warmer weather conditions.

In South America and Southeast Asia, our operations are affected by the periods of heavy rain in the areas where seismic operations are conducted. Specifically, the jungle areas of Peru and Colombia are affected by heavy rain during certain parts of the year so we must either avoid taking projects during these time periods or limit the weather risk in a particular customer contract. Many of the heavy rain periods in South America, though, are during the high season for Canada and Alaska so there are opportunities to maximize the utilization of equipment and personnel by moving them between these regions to take advantage of the different high seasons.

In all areas of operation, the weather is an uncontrollable factor that affects our operations at various times of the year. We try to minimize these risks during the bidding process by utilizing the expertise of our personnel as to the weather in a particular area and through the negotiation of downtime clauses in our contracts with our customers. Due to the unpredictability of weather conditions, there may be times when adverse conditions substantially affect our operations and the financial results of a particular project may be impacted.

Marketing

Our services are marketed from our various offices around the world. We have a corporate business development and marketing staff and also have local managers who interact with customers in each country of operations. Through these customer interactions, we are able to remain updated on a customer’s upcoming projects in the area and to work with the customer on projects in other countries.

Contracts are obtained either by direct negotiation with a prospective customer or through competitive bidding in response to invitations to bid. Most of our revenue historically has been generated through repeat customer sales and new sales to customers referred by existing and past customers. In addition, a significant portion of our engagements results from competitive bidding. Contracts are awarded primarily on the basis of price, experience, availability, technological expertise and reputation for dependability and safety. With the involvement and review of senior management, bids are prepared by knowledgeable regional operations managers who understand their respective markets, customers and operating conditions and who communicate directly with existing and target customers during the bid preparation process.

We also work closely with customers on a direct award basis to plan particular seismic data acquisition projects. Due to the complexity of the areas where we do business, these projects can take a number of months in planning and consulting with the customer on exploration goals and parameters of the projects to fit within a particular budget. By working closely with the customer, we are able to acquire seismic data for a project efficiently and within the customer’s required timeframe.

Contracts

We conduct data acquisition services under master service agreements with our customers that set forth certain obligations of our customers and us. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every data acquisition project. The supplemental agreements are either “turnkey” agreements that provide for a fixed fee to be paid to us for each unit of data acquired, or “term” agreements that provide for a fixed hourly, daily or monthly fee during the term of the project.

Turnkey agreements generally mean more profit potential, but involve more risks due to potential crew downtimes or operational delays. We attempt to negotiate on a project-by-project basis some level of weather downtime protection within the turnkey agreements. Under term agreements, we are ensured a more consistent revenue stream with improved protection from crew downtime or operational delays, but with a decreased profit potential.

Customers

Our customers include national and international oil companies and independent oil and gas exploration and production companies. During the year ended December 31, 2012, we had three customers that represented 56% of our consolidated revenue for the period. During the year ended December 31, 2011, we had three customers that represented 68% of our consolidated revenue for the period. Three customers represented 75% of revenues for the year ended December 31, 2010. For the nine months ended September 30, 2013, we had two customers that represented 54% of our consolidated revenue for the period. While our revenues are derived from a concentrated customer base, our significant customers may vary between years. One customer, however, represented 33% and 19% of our revenues for the years ended December 31, 2012 and 2011, respectively. Because of the nature of our contracts and customer projects, our largest customers can change from year to year and the largest customers in any year may not be indicative of the largest customers in any subsequent year.

Competition

The acquisition of seismic data for the oil and gas industry is a highly competitive business. Factors such price, experience, availability, technological expertise and reputation for dependability and safety of a crew significantly affect a potential customer’s decision to award a contract to us or one of our competitors.

Our competitors include much larger companies with greater financial resources, more available equipment and more crews, as well as companies of comparable and smaller sizes. Our primary competitors are Compagnie Générale de Géophysique-Veritas (CGG-Veritas), Geokinetics, Inc., Global Geophysical Services, Inc. and ION Geophysical Corporation. In addition to those companies, we also compete for projects from time to time with smaller seismic companies that operate in local markets.

Intellectual Property

We rely on certain proprietary information, proprietary software, trade secrets and confidentiality and licensing agreements to conduct our operations. We continually strive to improve our operating techniques and technologies, through internal development activities and working with vendors to develop new processes and technologies to maintain pace with industry innovation. Through this process, we have developed certain proprietary processes and methods of doing business, particularly with respect to logistics. Although those processes and methods may not be patentable, we seek to protect our proprietary information by entering into confidentiality agreements with our key managers and customers.

Equipment Acquisitions and Capital Expenditures

We fund our capital expenditures and working capital needs with cash from operations and borrowings under our $80 million 2012 Credit Agreement. We commit capital funds to purchase or lease the equipment we deem most effective to conduct our operations and implement our business strategy. Purchasing new assets and upgrading existing capital assets requires a commitment to capital spending. During 2011, we made capital expenditures of approximately $33 million which included a Nodal land and marine system. During 2012, we made capital expenditures of approximately $41 million which was used to invest in additional seismic acquisition systems, and vibroseis equipment and make technical improvements to existing equipment. Our board of directors approved a capital budget for 2013 of a maximum of $47 million in accordance with our 2012 Credit Agreement for the purchase of additional seismic acquisition systems and for other capital requirements. Our ability to make capital expenditures in 2013, however, is limited under our 2012 Credit Agreement to $18 million. For the nine months ended September 30, 2013, our capital expenditures totaled $3.9 million.

Government and Environmental Regulations

Our operations are subject to various international, federal, provincial, state and local laws and regulations. Those laws and regulations govern various aspects of operations, including the discharge of explosive materials into the environment, requiring the removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment and access to private and governmental land to conduct seismic surveys. We believe we have conducted our operations in material compliance with applicable laws and regulations governing our activities.

The costs of acquiring permits and remaining in compliance with environmental laws and regulations, title research, environmental studies and surveys are generally borne by our customers. Although our direct costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on future operations. Additional United States or foreign government laws or regulations would likely increase the compliance and insurance costs associated with our customers’ operations. Significant increases in compliance expenses for customers could have a material adverse effect on customers’ operating results and cash flows, which could also negatively impact the demand for our services.

Employees and Subcontractors

As of November 30, 2013, we had 2,186 employees, 48 of whom were located in the United States. From time to time and on an as-needed basis, we supplement our regular workforce with individuals that we hire temporarily or as independent contractors in order to meet certain business needs. Our U.S. employees are not represented by any collective bargaining agreement, and we believe that our employee relations are good.

Generally the choice of whether to subcontract out services depends on the expertise available in a certain region and whether that expertise is more efficiently hired through subcontractors or by using our own labor force. For the most part, services are subcontracted within North America and our personnel are used in other regions where we operate. When subcontractors are used, we manage them and require that they comply with our work policies and QHSE systems.

Properties

We lease all of the facilities used in our operations. Our principal facilities are summarized in the table below.

Location	Square Footage	Purpose
Calgary, Alberta, Canada	11,344	Executive offices
Calgary, Alberta, Canada	12,335	Warehouse
Anchorage, Alaska, U.S.A.	4,600	Field Office
Anchorage, Alaska, U.S.A.	9,312	Warehouse
Lima, Peru	2,476	Field Office
Lima, Peru	5,156	Warehouse
Bogotá, Colombia	4,639	Field Office
Bogotá, Colombia	13,261	Warehouse
Santa Cruz, Bolivia	2,153	Field office

We also maintain other regional offices and warehouses in Australia, Bolivia, Brazil, Papua New Guinea, Malaysia, North Africa, New Zealand and Houston, Texas.

The leases expire at various times over the next six years and most contain renewal options for additional one year periods. The leases generally require us to pay all operating costs, such as maintenance and insurance. The aggregate lease payments made by us for our facilities in 2012 and 2011 were $1.8 million and $920,000, respectively. We believe that our facilities are generally well maintained and adequate to meet our current and foreseeable requirements for the next several years.

Legal Proceedings

In the ordinary course of business, we may be subject to legal proceedings involving contractual and employment relationships, liability claims and a variety of other matters. Although the results of these other legal proceeding cannot be predicted with certainty, we do not believe that the final outcome of these matters should have a material adverse effect on our business, results of operations, cash flows or financial condition.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information as of January 3, 2014, and upon completion of the exchange pursuant to the Offer, assuming exchange of all of our outstanding Warrants, regarding the beneficial ownership of our common stock by:

•	each person known to be the beneficial owner of more than five percent of our outstanding shares of common stock;
•	each of our directors and our named executive officers; and
•	all current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Beneficial Ownership as of January 3, 2014(2)			Beneficial Ownership Upon Completion of Exchange(3)
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership
Directors and Executive Officers
Jeff Hastings	6,830,064	(4)	50.9%	7,191,956	(5)	48.2%
Brian Beatty	6,830,064	(6)	50.9%	7,191,956	(6)	48.2%
Brent Whiteley	6,830,064	(7)	50.9%	7,191,956	(7)	48.2%
Eric S. Rosenfeld(8)	4,461,161	(9)	27.0%	1,657,740	(10)	11.1%
David D. Sgro(8)	584,574	(11)	4.2%	204,048	(12)	1.4%
Gary Dalton	6,518	(13)	*	6,518	(13)	*
Arnold Wong	––		––	––		––
Gregory R. Monahan(8)	106,951	(14)	*	86,424	(15)	*
All directors and executive officers as a group (11 persons)	10,664,018	(16)	62.4%	7,585,385	(17)	50.8%
Five Percent Holders:
John P. Pecora(18)	1,030,992		7.7%	1,030,992		6.9%
HighVista Strategies LLC(19)	690,000	(20)	5.1%	690,000	(20)	4.6%
Polar Securities, Inc.(21)	714,700	(22)	5.3%	714,700	(22)	3.8%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals is 3333 8th Street SE, 3rd Floor, Calgary Alberta, T2G 3A4.

(2)	The percentage of beneficial ownership is calculated based on 13,428,736 shares of common stock deemed outstanding as of January 3, 2014. Unless otherwise indicated, such amounts do not take into account the shares that would be issued to Former SAE stockholders under the Merger Agreement after the closing of the Merger based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years, shares underlying the Warrants (except to the extent noted for one of the listed individuals) or shares that may be issued under our 2013 Long Term Incentive Plan or Non-Employee Director Plan (except as otherwise noted for one of the listed individuals).
(3)	The percentage of beneficial ownership upon completion of the exchange pursuant to the Offer is calculated based on 14,928,736 shares of common stock deemed outstanding, which assumes that all Warrants are surrendered for exchange pursuant to the Offer. Unless otherwise indicated, such amounts do not take into account the shares that would be issued to Former SAE stockholders under the Merger Agreement after the closing of the Merger based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years or shares that may be issued under our 2013 Long Term Incentive Plan or Non-Employee Director Plan.
(4)	Includes 58,000 shares held directly by Jeff Hastings and 3,269,954 shares held directly by CLCH, and includes and excludes, as applicable, the shares included and excluded by Seismic Management Holdings Inc. and Brent Whiteley, as set forth in notes (6) and (7) below, as members of a “group” (as defined in Section 13(d)-3 of the Exchange Act) with CLCH. Includes (i) 390,859 shares that may be issued to the holders of Former SAE derivative securities upon their conversion or exercise over which CLCH has voting control as our nominee, and (ii) 1,629,441 shares over which CLCH was granted voting control pursuant to voting proxy agreements entered into upon the closing of the Merger. This amount excludes up to 503,070 shares of common stock that may be issued to CLCH under the Merger Agreement after the closing of the Merger based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years. CLCH is controlled by Jeff Hastings, who became our executive chairman and a director upon consummation of the Merger. The business address for CLCH is 4721 Golden Spring Circle, Anchorage, Alaska 99507.
(5)	Includes 58,000 shares held directly by Jeff Hastings and 3,269,954 shares held directly by CLCH, and includes and excludes, as applicable, the shares included and excluded by Seismic Management Holdings Inc. and Brent Whiteley, as set forth in notes (6) and (7) below, as members of a “group” (as defined in Section 13(d)-3 of the Exchange Act) with CLCH. Includes (i) 390,859 shares that may be issued to the holders of Former SAE derivative securities upon their conversion or exercise over which CLCH has voting control as our nominee, (ii) 1,629,441 shares over which CLCH was granted voting control pursuant to voting proxy agreements entered into upon the closing of the Merger, and (iii) 361,892 shares received in the exchange pursuant to the Offer that will become subject to such voting proxy agreements when issued. This amount excludes up to 503,070 shares of common stock that may be issued to CLCH under the Merger Agreement after the closing of the Merger based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years.
(6)	Includes 1,196,846 shares held directly by Seismic Management Holdings Inc., and includes and excludes, as applicable, the shares included and excluded by CLCH as set forth in note (4) above, with respect to shares held as of January 3, 2014, and note (5) above, with respect to shares held upon completion of the exchange pursuant to the Offer, and the shares included and excluded by Brent Whiteley as set forth in note (7) below, as members of a group with Seismic Management Holdings Inc. Excludes up to 184,131 shares of common stock that may be issued to Seismic Management Holdings Inc. under the Merger Agreement after the closing of the Merger based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years. Seismic Management Holdings Inc. is controlled by Brian Beatty, who became our chief executive officer and president and a director upon consummation of the Merger, and his wife, Sheri L. Beatty. The business address for Seismic Management is 59 Westpoint Court SW, Calgary, AB, T3H 4M7.
(7)	Includes 284,964 shares held directly by Mr. Whiteley, and includes and excludes, as applicable, the shares included and excluded by CLCH as set forth in note (4) above, with respect to shares held as of January 3, 2014, and note (5) above, with respect to shares held upon completion of the exchange pursuant to the Offer, and the shares included and excluded by Seismic Management Holdings Inc. as set forth in note (6) above, as members of a group with Mr. Whiteley. Excludes up to 43,841 shares of common stock that may be issued to Mr. Whiteley under the Merger Agreement based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years. Mr. Whiteley became our chief financial officer, general counsel and secretary and a director upon consummation of the Merger.
(8)	The business address of this individual is 777 Third Avenue, 37th Floor, New York, New York 10017.

(9)	Includes (i) 2,314,912 shares of common stock issuable upon the exercise of Private Warrants held by Mr. Rosenfeld that became exercisable upon consummation of the Merger, (ii) 200,000 shares of common stock issuable upon the exercise of Public Warrants held by Mr. Rosenfeld that are currently exercisable, (iii) 600,000 shares of common stock underlying 600,000 of the Convertible Debt Warrants that may be issued upon conversion of $300,000 in Notes held by Mr. Rosenfeld that are currently convertible, and (iv) 6,518 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan. Mr. Rosenfeld has entered into a voting proxy agreement with CLCH, an affiliate of Jeff Hastings, has agreed to tender all of his Private Warrants and intends to tender all of his Convertible Debt Warrants in the Warrant Exchange.
(10)	Includes (i) 231,491 shares of common stock issuable upon exchange of Private Warrants held by Mr. Rosenfeld, (ii) 20,000 shares of common stock issuable upon exchange of Public Warrants held by Mr. Rosenfeld, (iii) 60,000 shares of common stock issuable upon exchange of 600,000 of the Convertible Debt Warrants that may be issued upon conversion of $300,000 in Notes held by Mr. Rosenfeld that are currently convertible, and (iv) 6,518 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan. All shares issued in exchange for such Private Warrants will become subject to the voting proxy agreement executed by Mr. Rosenfeld in favor of CLCH.
(11)	Includes (i) 22,806 shares of common stock issuable upon the exercise of Private Warrants held by Mr. Sgro that became exercisable upon consummation of the Merger, (ii) 400,000 shares of common stock underlying 400,000 of the Convertible Debt Warrants that may be issued upon conversion of $200,000 in Notes held by Mr. Sgro that are currently convertible, and (iii) 6,518 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan. Mr. Sgro has entered into a voting proxy agreement with CLCH, an affiliate of Jeff Hastings, has agreed to tender all of his Private Warrants and intends to tender all of his Convertible Debt Warrants in the Warrant Exchange.
(12)	Includes (i) 2,280 shares of common stock issuable upon the exchange of Private Warrants held by Mr. Sgro and (ii) 40,000 shares of common stock issuable upon the exchange of 400,000 of the Convertible Debt Warrants that may be issued upon conversion of $200,000 in Notes held by Mr. Sgro. All shares issued in exchange for such Private Warrants will become subject to the voting proxy agreement executed by Mr. Sgro in favor of CLCH.
(13)	Includes 6,518 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan.
(14)	Includes 22,807 shares of common stock issuable upon the exercise of Private Warrants held by Mr. Monahan that became exercisable upon consummation of the Merger. Mr. Monahan has entered into a voting proxy agreement with CLCH, an affiliate of Jeff Hastings, and has agreed to tender all of his Private Warrants in the Warrant Exchange.
(15)	Includes (i) 2,280 shares of common stock issuable upon the exchange of Private Warrants held by Mr. Monahan, and (ii) 6,518 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan. All such shares when issued will become subject to the voting proxy agreement executed by Mr. Monahan in favor of CLCH.
(16)	Includes (i) 2,360,525 shares of common stock issuable upon the exercise of Private Warrants held by Messrs. Rosenfeld, Sgro and Monahan that became exercisable upon consummation of the Merger, (ii) 200,000 shares of common stock issuable upon the exercise of Public Warrants held by Mr. Rosenfeld that are currently exercisable, (iii) 1,000,000 shares of common stock underlying 1,000,000 Convertible Debt Warrants that may be issued upon conversion of $500,000 in Notes held by Messrs. Rosenfeld and Sgro that are currently convertible, (iv) 87,793 shares of common stock issuable to our executive officers upon the conversion of Former SAE derivative securities held by them, (v) 303,066 of the shares that may be issued to the holders of Former SAE derivative securities upon their conversion or exercise that CLCH has voting control over as our nominee (which excludes the 87,793 shares issuable to our executive officers upon the conversion Former SAE derivative securities held by them), (vi) 227,250 of the shares over which CLCH was granted voting control pursuant to voting proxy agreements entered into upon the closing of the Merger (which excludes the 1,402,191 shares over which CLCH was granted voting control that are held by our directors and executive officers), and (vii) 26,076 shares of common stock issued effective as of November 1, 2013, pursuant to our Non-Employee Director Plan. This amount excludes (i) up to 742,880 shares of common stock that may be issued to CLCH, Seismic Management Holdings Inc., Mr. Whiteley and certain of our other executive officers under the Merger Agreement based on our achieving specified earnings targets for the

2013 and/or the 2014 fiscal years and (ii) up to an additional 13,507 shares of common stock that may be issued to our executive officers upon the achievement of such earnings targets and upon the conversion of Former SAE derivative securities held by them. Messrs. Rosenfeld, Sgro and Monahan have entered into voting proxy agreements with CLCH, an affiliate of Jeff Hastings, and have agreed to tender all of their Private Warrants in the Warrant Exchange. In addition, Messrs. Rosenfeld and Sgro intend to tender all of their Convertible Debt Warrants in the Warrant Exchange.
(17)	Includes (i) 236,051 shares of common stock issuable upon the exchange of Private Warrants held by Messrs. Rosenfeld, Sgro and Monahan, (ii) 20,000 shares of common stock issuable upon exchange of the Public Warrants held by Mr. Rosenfeld, (iii) 100,000 shares of common stock issuable upon exchange of 1,000,000 of Convertible Debt Warrants that may be issued upon conversion of $500,000 in Notes held by Messrs. Rosenfeld and Sgro, (iv) 87,793 shares of common stock issuable to our executive officers upon the conversion of Former SAE derivative securities held by them, (v) 303,066 of the shares that may be issued to the holders of Former SAE derivative securities upon their conversion or exercise that CLCH has voting control over as our nominee (which excludes the 87,793 shares issuable to our executive officers upon the conversion Former SAE derivative securities held by them), and (vi) 353,091 of the shares over which CLCH was granted voting control pursuant to voting proxy agreements entered into upon the closing of the Merger (which excludes the 1,638,242 shares over which CLCH was granted voting control that are held by our directors and executive officers). This amount excludes (i) up to 742,880 shares of common stock that may be issued to CLCH, Seismic Management Holdings Inc., Mr. Whiteley and certain of our other executive officers under the Merger Agreement based on our achieving specified earnings targets for the 2013 and/or the 2014 fiscal years and (ii) up to an additional 13,507 shares of common stock that may be issued to our executive officers upon the achievement of such earnings targets and upon the conversion of Former SAE derivative securities held by them. All shares issued in exchange for the Private Warrants held by Messrs. Rosenfeld, Sgro and Monahan will become subject to the voting proxy agreements executed by them in favor of CLCH.
(18)	The business address of the reporting person is 130 Montadale Drive, Princeton, New Jersey 08540. The foregoing information was derived from a Schedule 13G filed on November 18, 2013.
(19)	The reporting persons also include HighVista GP, LLC, HighVista GP Limited Partnership, HighVista I Limited Partnership, HighVista II Limited Partnership, HighVista III, Ltd., HighVista V Limited Partnership, XL Re Ltd, Brian H. Chu and Andre F. Perold. The business address of HighVista Strategies LLC, HighVista GP, LLC, HighVista GP Limited Partnership, HighVista I Limited Partnership, HighVista II Limited Partnership and HighVista V Limited Partnership is John Hancock Tower, 50th Floor, 200 Clarendon Street, Boston, MA 02116. The business address of HighVista III, Ltd. is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies. The business address for XL Re Ltd is Brian O’Hara House, One Bermudiana Road, Hamilton HM08, Bermuda. The foregoing information and the information in note (18) below were derived from a Schedule 13G filed on February 14, 2013.
(20)	HighVista Strategies LLC, HighVista GP, LLC, HighVista GP Limited Partnership, Brian Chu and Andre F. Perold each have sole voting and dispositive power with respect to all such shares. HighVista I Limited Partnership has sole voting and dispositive power with respect to 279,781 of such shares. HighVista II Limited Partnership has sole voting and dispositive power with respect to 230,916 of such shares. HighVista III, Ltd. has sole voting and dispositive power with respect to 107,167 of such shares. HighVista V Limited Partnership has sole voting and dispositive power with respect to 21,156 of such shares. XL Re Ltd has sole voting and dispositive power with respect to 50,980 of such shares.
(21)	The reporting persons also include North Pole Capital Master Fund. The business address of the reporting persons is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4. The foregoing information and the information in note (20) below were derived from a Schedule 13G filed on February 14, 2013.
(22)	Polar Securities, Inc. and North Pole Capital Master Fund each have shared voting and dispositive power with respect to all such shares.

As of the date of this Prospectus/Offer to Exchange, a majority of the voting power of our common stock is held by a group of which Messrs. Hastings, Beatty and Whiteley are members. Accordingly, we are considered a “controlled company” for the purposes of the Nasdaq listing requirements, which is a corporation of which more than 50% of the voting power is held by an individual, a group or another company. CLCH, together with Messrs. Hastings, Beatty and Whiteley, intend to seek additional voting proxies in order to maintain voting control following the closing of the Offer and our status as a “controlled company.”

Directors and Executive Officers

Our board of directors consists of eight members divided into three classes as follows:

•	in the class to stand for reelection in 2014: Jeff Hastings, Brent Whiteley and Gary Dalton;
•	in the class to stand for reelection in 2015: Brian Beatty and Arnold Wong; and
•	in the class to stand for reelection in 2016: Eric S. Rosenfeld, David D. Sgro and Gregory R. Monahan.

Our board of directors has a standing executive committee, consisting of Messrs. Hastings, Beatty, Whiteley and Rosenfeld. The executive committee is empowered with authority to act on our behalf of in instances where full board authorization is not required. We also have a standing audit committee, consisting of Messrs. Sgro, Monahan and Dalton, and a standing compensation committee, consisting of Messrs. Hastings, Rosenfeld and Dalton.

We adhere to the rules of Nasdaq in determining whether a director is independent. Our board of directors consults with our counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, our board of directors has affirmatively determined that Messrs. Dalton, Rosenfeld, Sgro and Monahan are independent directors. Our independent directors have regularly scheduled meetings at which only independent directors are present.

We are currently considered a “controlled company” for the purposes of the Nasdaq listing requirements, which is a corporation of which more than 50% of the voting power is held by an individual, a group or another company. As such, we are permitted to and have opted out of the Nasdaq listing requirements that would otherwise require our board to be comprised of a majority of independent directors; our board nominations to be selected, or recommended for the board’s selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors; and us to maintain a compensation committee comprised entirely of independent directors. Following the closing of the Offer, CLCH, together with Messrs. Hastings, Beatty and Whiteley, intend to seek additional voting proxies as necessary in order to maintain majority voting control and our status as a “controlled company.”

Our directors and executive officers are as follows:

Name	Age	Position
Jeff Hastings	56	Executive Chairman of the Board and Director
Brian Beatty	51	Chief Executive Officer, President and Director
Brent Whiteley	48	Chief Financial Officer, General Counsel, Secretary and Director
Eric S. Rosenfeld	56	Director
David D. Sgro	37	Director
Gary Dalton	59	Director
Arnold Wong	48	Director
Gregory R. Monahan	40	Director
Mike Scott	55	Executive Vice President – Operations
Darin Silvernagle	47	Executive Vice President – Technology
David Siegfried	61	Executive Vice President – Business Development(1)

(1)	Mr. Siegfried is an executive officer of certain of our subsidiaries but is not an appointed officer of our company.

Jeff Hastings became our executive chairman of the board and a member of our board of directors upon the consummation of the Merger. He has been the majority stockholder of Former SAE since 2008. In March 2011, he became the executive chairman of Former SAE. Previously, he was the president and an owner of Fairweather Geophysical, which primarily performed seismic operations in Alaska, and which was acquired by Veritas DGC Inc. in 2000. From 2000 until becoming the majority stockholder of Former SAE in 2008, Mr. Hastings was with Veritas in multiple positions, including Operations Manager for Alaska. Mr. Hastings has over 35 years of experience in the geophysical industry. We believe that Mr. Hastings is qualified to serve on our board based on his extensive knowledge of SAE and his experience in the geophysical industry.

Brian Beatty became our chief executive officer and president and a member of our board of directors upon the consummation of the Merger. He founded Former SAE in 2006 and has been the chief executive officer and president of Former SAE since its inception. Prior to founding Former SAE, Mr. Beatty held many positions with Veritas DGC Inc., beginning as a seismic field manager and eventually managing all of Veritas’ South American operations and establishing Veritas’ business in Peru, Chile, Argentina, Brazil and Bolivia. Mr. Beatty has over 30 years of experience in the geophysical industry working on numerous different geographies. We believe that Mr. Beatty is qualified to serve on our board based on his extensive knowledge of SAE and his experience in the geophysical industry.

Arnold Wong became a member of our board of directors upon the consummation of the Merger. Mr. Wong was designated as a nominee to our board by Former SAE as the representative of the administrative agent under the 2012 Credit Agreement. Since May 2013, he has been a managing director for MC Credit Partners LP. From June 2012 to May 2013, he was a managing director for Cyan Partners LP. From November 2008 through June 2012, he was a senior credit officer at Citigroup Global Markets, Inc. (“Citigroup”) in the restructuring/workout group with primary responsibility for optimizing portfolio values and exposure management, and most recently a director in the risk management group of Citigroup. From 1995 through March 2008, Mr. Wong was a member of the leveraged finance capital markets group of Citigroup specializing in loan and high-yield origination, execution and management. He also served as a director of Citigroup from 2003 through 2008. He originally joined Citigroup in 1995. Mr. Wong holds a bachelor of arts in economics from the University of Chicago. We believe that Mr. Wong is qualified to serve on our board based on his financial and risk management experience.

Brent Whiteley became our chief financial officer, general counsel and secretary and a member of our board of directors upon the consummation of the Merger. He served as chief operating officer, chief financial officer, general counsel and secretary of Former SAE beginning in March 2011, but resigned as chief operating officer in November 2011. Previously, Mr. Whiteley served as General Counsel-Western Hemisphere and then in January 2008 became a senior vice president of CGG Veritas operating its North and South American land acquisition business. Mr. Whiteley holds a BBA in finance/real estate from Baylor University, a JD from South Texas College of Law, and an MBA from Rice University — Jesse H. Jones Graduate School of Management. We believe that Mr. Whiteley is qualified to serve on our board based on his legal and operational experience with geophysical industries.

Gary Dalton became a member of our board of directors upon consummation of the Merger. He has been the president of Latash Investments LLC, an investment advisory firm based in Alaska, since 2001. He previously served as chief financial officer and executive vice president at National Bank of Alaska for more than 20 years. Prior to joining National Bank of Alaska, he worked for the Comptroller of the Currency as a Bank Examiner. Mr. Dalton is a Trustee of the Alaska Permanent Fund Corporation and a board member of the Alaska Museum Foundation. He graduated from the University of Puget Sound. We believe that Mr. Dalton is qualified to serve on our board based on his investment and financial expertise.

Eric S. Rosenfeld has been a member of our board of directors since our inception, and served as our chairman of the board and chief executive officer from our inception until consummation of the Merger. Mr. Rosenfeld has been the president and chief executive officer of Crescendo Partners, L.P., a New York-based investment firm, since its formation in November 1998. He has also been the senior managing member of Crescendo Advisors II LLC, the entity that provided us with general and administrative services, since our formation in August 2000 until the Merger. In March 2008, Mr. Rosenfeld became the chairman of the board, chief executive and president of Symphony Acquisition Corp. and Staccato Acquisition Corp., two blank check companies, each formed to complete a business combination with one or more businesses or entities. Due to market conditions, neither Symphony Acquisition Corp. nor Staccato Acquisition Corp. completed its initial public offering and neither engaged in any substantive operations. From April 2006 until July 2008, Mr. Rosenfeld served as the chairman of the board, chief executive officer and president of Rhapsody Acquisition Corp., a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Rhapsody Acquisition Corp. completed its business combination in July 2008 with Primoris Corporation and changed its name to Primoris Services Corporation and is now listed on Nasdaq. Mr. Rosenfeld has served as a director of that company since the acquisition. Mr. Rosenfeld served as a director of Hill International, Inc. from 2006 until June 2010. Mr. Rosenfeld is currently chairman of the board of CPI Aerostructures, Inc. an American Stock Exchange-listed company engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, a position he has held since January 2005. Mr. Rosenfeld has also served on the board of Cott Corporation, a NYSE-listed beverage company, since June 2008. Since December 2012, Mr. Rosenfeld has been a board member of Absolute Software Corporation, a Toronto Stock Exchange listed provider of security and management for computers and ultra-portable devices. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School. We believe that Mr. Rosenfeld is qualified to serve on our board based on his public company experience and operational experience.

David D. Sgro, CFA, has been a member of our board of directors since March 2011, and served as our chief financial officer and secretary from our inception until consummation of the Merger. From April 2006 to July 2008, Mr. Sgro served as the chief financial officer of Rhapsody Acquisition Corp. and from July 2008 to May 2011, Mr. Sgro served as a director of Primoris Services Corporation. Mr. Sgro has been a Managing Director of Crescendo Partners, L.P., a Delaware limited partnership, since December 2008, a Senior Vice President from December 2007 to December 2008, a Vice President from December 2005 to December 2007, and an investment analyst from May 2005 to December 2005. Mr. Sgro has served on the board of COM DEV International, a leading designer and manufacturer of space hardware subsystems since March 2013 and served on the board of Bridgewater Systems, Inc., a TSX listed telecommunications software company, from June 2008 until its sale to Amdocs in August 2011. In March 2008, Mr. Sgro became the chief financial officer, secretary and a director of each of Symphony Acquisition Corp. and Staccato Acquisition Corp. Mr. Sgro received a B.S. in Finance from The College of New Jersey and an M.B.A. from Columbia Business School. In 2001, he became a Chartered Financial Analyst (CFA) Charterholder. We believe that Mr. Sgro is qualified to serve on our board based on his public company experience and operational experience.

Gregory R. Monahan became a member of our board of directors upon the consummation of the Merger. He has been a Managing Director of Crescendo Partners, L.P., since December 2008 and has held various positions at Crescendo Partners since May 2005. Prior to Mr. Monahan’s time with Crescendo Partners, he was the founder of Bind Network Solutions, a consulting firm focused on network infrastructure and security. Since June 2008, Mr. Monahan has served on the board of directors of Cott Corporation, a beverage producer that is listed on the New York Stock Exchange and the Toronto Stock Exchange. He also has served on the boards of directors of Absolute Software Corp., a leader in firmware-embedded endpoint security and management for computers and ultra-portable devices since March 2013, and COM DEV International, a leading designer and manufacturer of space hardware subsystems since April 2013. From 2009 until its sale in 2011, he served on the board of Bridgewater Systems, a telecommunications software provider, and from 2008 until its sale in 2012, he served on the board of O’Charley’s Inc., a multi-concept restaurant company that was previously listed on the Nasdaq Global Select Market. We believe that Mr. Monahan is qualified to serve on our board based on his financial expertise, including extensive expertise with capital markets transactions and investments in both public and private companies.

Mike Scott became our executive vice president — operations upon consummation of the Merger. Prior to the Merger, he was executive vice president of operations of Former SAE, a position he held since joining Former SAE in September 2011. Mr. Scott spent the 20 years prior to joining Former SAE with Veritas (CGGVeritas), ultimately serving in the role of VP North American Operations, with responsibilities for

Veritas’ growth through market expansion, strategic positioning and implementation of a comprehensive quality, health, safety and environmental management system.

Darin Silvernagle became our executive vice president — technology upon consummation of the Merger. Prior to the Merger, Mr. Silvernagle served as executive vice president of technology of Former SAE since joining Former SAE in September 2011. Mr. Silvernagle has over 30 years of experience in the geophysical services industry. Prior to joining SAE, Mr. Silvernagle worked for 17 years with Veritas, Veritas DGC Land and finally CGGVeritas, Mr. Silvernagle held a variety of roles with those companies including Technical Manager of North America, Technical Manager of North and South America and, ultimately, VP of Resources for the Global Land Division. In these roles, Mr. Silvernagle managed all aspects of technical operations in both field and office locations. His assignments included the diverse operating environments of Canada, the Canadian Arctic, the North Slope of Alaska, the U.S. Lower 48, the Middle East and South America. Mr. Silvernagle spent 10 years in the field in supporting roles for all aspects of crew operations.

David Siegfried is the executive vice president of business development of SAExploration (Canada) Ltd., our wholly-owned subsidiary. Mr. Siegfried joined Former SAE in August 2011, when Former SAE acquired Datum Exploration Ltd. There Mr. Siegfried was a senior partner and served as President, CEO and Chairman of the board of directors from October 2003 until its acquisition by Former SAE. Prior to that date, Mr. Siegfried held senior management positions at Trace Energy Services and Western Geophysical. Mr. Siegfried has 39 years of experience in the geophysical industry, and he holds a Bachelor of Science from the University of Alberta and an MBA from the University of Houston.

Executive and Director Compensation

None of our executive officers or directors who served prior to the Merger received any compensation for services rendered to us prior to the Merger. No fees of any kind, including finders, consulting or other similar fees, were paid to any of our Initial Stockholders, including our executive officers and directors who served prior to the Merger, or any of their respective affiliates, prior to, or for any services they rendered in order to effectuate, the Merger. From our formation through the closing of the Merger, we did not grant any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors. Upon the closing of the Merger, our business became the business of Former SAE and Former SAE became our predecessor for accounting and financial reporting purposes. Accordingly, all of the following information in this section for periods prior to the Merger relates to the compensation of the executive officers of Former SAE.

Summary Compensation Table

The following table provides summary information concerning compensation for the principal executive officer and the two other most-highly compensated executive officers (“named executive officers”) of Former SAE as of December 31, 2012 and December 31, 2011:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Jeff Hastings Executive Chairman	2012	$387,929	—		$31,653	(1)	$419,582
	2011	$101,999	—		$28,838	(2)	$128,837
Brian Beatty President and CEO	2012	$406,499	—		$14,381	(3)	$420,880
	2011	$302,999	—		$504	(2)	$303,503
Brent Whiteley CFO, General Counsel and Secretary	2012	$300,346	$509,000	(4)	$28,653	(5)	$837,999
	2011	$240,000	—		$3,900	(2)	$243,900

(1)	Represents Mr. Hastings’ $2,750/month automobile allowance and the payment of the premiums on his health and life insurance policies.
(2)	Represents the payment of premiums on the executive’s health and life insurance policies.
(3)	Represents Mr. Beatty’s $2,750/month automobile allowance and the payment of the premiums on his health and life insurance policies.

(4)	On November 26, 2012, Mr. Whiteley received 50,000 shares of restricted stock of Former SAE (which were exchanged for 284,965 shares of our common stock upon the completion of the Merger) with a grant date fair value of $10.18 per share. All such shares were scheduled to vest on the fifth anniversary of the date of grant. The Former SAE board of directors elected to vest all such shares in full immediately prior to the Merger.
(5)	Represents Mr. Whiteley’s $1,750/month automobile allowance and the payment of the premiums on his health and life insurance policies.

Stock Awards

Restricted Stock

Prior to the Merger, Brent Whiteley owned 50,000 shares of restricted stock of Former SAE (which were exchanged for 284,965 shares of our common stock upon the completion of the Merger) that were issued on November 26, 2012, pursuant to Former SAE’s 2012 Stock Compensation Plan. As issued, the restricted shares were scheduled to vest on the fifth anniversary of the date of issuance. Mr. Whiteley had the right to dividends and to vote the shares of restricted stock before they vested. The Former SAE board of directors, in its discretion, elected to accelerate vesting of all restricted shares immediately prior to the Merger, including those of Mr. Whiteley and, upon the Merger, such shares were converted into the right to receive the merger consideration payable to holders of Former SAE common stock under the Merger Agreement.

2013 Long-Term Incentive Plan

In connection with the Merger, our stockholders approved our 2013 Long-Term Incentive Plan. The plan reserves up to 792,513 shares of our common stock for issuance in accordance with the plan’s terms, including a maximum of up to 396,256 shares that may be issued pursuant to awards of restricted stock. The purpose of the plan is to provide our employees who, by their position, ability and diligence are able to make important contributions to our growth and profitability, with an incentive to assist us in achieving our long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in us. Our employees and employees of our subsidiaries are eligible to participate in the plan. The plan provides for the award of stock options, stock appreciation rights, restricted stock, stock units and performance cash awards. As of the date of this Prospectus/Offer to Exchange, no awards have been made under this plan.

Employment Agreements

Prior Employment Agreements

Effective as of October 1, 2012, Former SAE entered into employment agreements with Jeff Hastings, its executive chairman, Brian Beatty, its president and chief executive officer, and Brent Whiteley, its chief financial officer, general counsel, and secretary (the “Prior Employment Agreements”). Each Prior Employment Agreement was for a term of three years, subject to earlier termination in certain circumstances, with an automatic renewal for one year terms unless notice to terminate is provided at least 90 days prior to the expiration of such term. Upon consummation of the Merger, the Prior Employment Agreements were replaced by new employment agreements described below.

The Prior Employment Agreements provided for initial base salaries as follows: Jeff Hastings ($489,000), Brian Beatty ($489,000), and Brent Whiteley ($330,000). The executives were guaranteed a five percent annual salary increase and as much as a 15% salary increase if certain criteria were met. The Prior Employment Agreements provided for participation in Former SAE’s bonus plan with a guaranty of at least 50% up to 150% for Messrs. Hastings and Beatty, and 40% up to 120% for Mr. Whiteley of such executive’s highest paid monthly base salary within the calendar year. In addition, the executives each received a monthly automobile allowance.

The Prior Employment Agreements provided that, in the event of a termination of an executive’s employment by the executive without cause or upon a change of control (both as defined in the Prior Employment Agreements), upon the execution of a full and final release in favor of Former SAE, Former SAE would pay him the following no later than 15 days after his termination: (i) all accrued but unpaid base salary and vacation, (ii) a payment equal to the previous two years’ bonuses, (iii) a payment equal to 24 months of base salary, and (v) five percent of the executive’s accrued but unpaid base salary as compensation for the loss of employment benefits. The Merger was expressly excluded from the definition of a change of control under the Prior Employment Agreements.

The Prior Employment Agreements restricted the executives from disclosing confidential information Former SAE used to compete in the marketplace for any purpose other than to advance Former SAE’s interests. At the option of Former SAE, in its sole discretion, upon payment to an executive of an amount equal to twelve months of his base salary plus 100% of his possible bonus, for one year following his termination with Former SAE, the executive would have been prohibited from directly or indirectly soliciting or accepting business from any of Former SAE’s customers (as defined in the Prior Employment Agreements), or soliciting or inducing any employee to leave Former SAE.

New Employment Agreements

Effective upon consummation of the Merger, we entered into new employment agreements with each of our named executive officers: Jeff Hastings, executive chairman; Brian Beatty, president and chief executive officer; and Brent Whiteley, chief financial officer, general counsel, and secretary. Each employment agreement is for a term of three years, subject to earlier termination in certain circumstances, with an automatic renewal for one year terms unless notice to terminate is provided at least 90 days prior to the expiration of such term.

The employment agreements provide for initial base salaries as follows: Jeff Hastings ($489,000), Brian Beatty ($489,000), and Brent Whiteley ($330,000). The executives are guaranteed a five percent annual salary increase and as much as a 15% salary increase if certain criteria are met. On August 13, 2013, in accordance with the employment agreements, our compensation committee confirmed that the criteria set forth in the employment agreements had been met and determined to increase the base salaries of Messrs. Hastings, Beatty and Whiteley by 10%. The employment agreements provide for participation in our 2013 Long-Term Incentive Plan with an annual cash performance bonus of at least 50% and as much as 150%, for Messrs. Hastings and Beatty, and at least 40% and as much as 120%, for Mr. Whiteley, of twelve times such executive’s highest paid monthly base salary within the calendar year. In addition, the executives each receive a monthly automobile allowance.

The employment agreements provide that, in the event of a termination of an executive’s employment by us without cause (as defined in the employment agreements) or if, within six months of a change of control (as defined in the employment agreements), the executive resigns or we do not renew his employment agreement upon its expiration, upon the execution of a full and final release in favor of us, we will pay him the following no later than 52 days after his termination (or, if in connection with a change of control, no later than six months after his termination): (i) all accrued but unpaid base salary and vacation, (ii) a prorated portion of any bonus for the year the executive was terminated, (iii) a payment equal to the previous two years’ bonuses, (iv) a severance amount equal to 24 months of base salary, and (v) reimbursement of premiums associated with continuation of coverage through COBRA for a period of up to 18 months. The Merger was expressly excluded from the definition of a change of control under the employment agreements.

The employment agreements restrict our executives from disclosing confidential information we use to compete in the marketplace for any purpose other than to advance our interests. At our option, in our sole discretion, upon payment to an executive of an amount equal to twelve months of his base salary plus 100% of his possible bonus, for one year following his termination, the executive will not directly or indirectly solicit or accept business from any of our customers (as defined in the employment agreement), or solicit or induce any employee to leave us.

Other Employment Benefits

Former SAE’s executives participated in its other benefit plans on the same terms as its other employees. These plans included medical, dental, life insurance, and a retirement registered savings plan for which Former SAE matched up to 10% of the employee’s base salary or until the Canada Revenue Agency annual limit was reached. Our executives also participate in our other benefit plans on the same terms as our other employees. These plans are the same as the plans that were available to Former SAE’s employees.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning restricted stock of Former SAE held by each named executive officer of Former SAE that had not vested as of December 31, 2012:

Outstanding Equity Awards at Fiscal Year-End
Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeff Hastings	—	—	—		—
Brian Beatty	—	—	—		—
Brent Whiteley	—	—	50,000	(1)	$509,000

(1)	Exchanged for 284,965 shares of our common stock upon completion of the Merger.

Former SAE’s board of directors elected to accelerate the vesting of all shares of Former SAE’s restricted stock, including the shares listed above, effective immediately prior to the Merger.

Director Compensation

General

None of Former SAE’s or our directors received any compensation for services rendered as a director in 2012.

On June 24, 2013, immediately after the consummation of the Merger, our board of directors set the compensation for our non-employee directors. Each non-employee director will receive $25,000 in cash for each year of board service, payable quarterly in advance. In addition, each independent director serving on a committee will receive $50,000 in cash for each year of committee service, and the chairman of our audit committee will receive an additional $20,000 in cash for each year of service, in each case payable quarterly in advance. On June 24, 2013, our board also approved grants of restricted stock to our non-employee directors serving on a committee of our board of a number of shares equal to $50,000 divided by the average of the last sale prices of our common stock for five consecutive trading days ending two days before issuance. Those awards were issued on December 6, 2013, with the date of issuance being as of November 1, 2013, the date of effectiveness of stockholder approval of the SAExploration Holdings, Inc. 2013 Non-Employee Director Share Incentive Plan (the “Non-Employee Director Plan”). Each of Messrs. Dalton, Monahan, Rosenfeld and Sgro received 6,518 shares of our common stock pursuant to those awards.

Non-Employee Director Stock Plan

On August 13, 2013, our board of directors approved, subject to stockholder approval, the Non-Employee Director Plan. The holders of a majority of our common stock approved the Non-Employee Director Plan by written consent as of August 19, 2013, Stockholder approval became effective on November 1, 2013, 20 days following the date we mailed an information statement to our stockholders advising them of such action.

The Non-Employee Director Plan provides for discretionary grants of awards of common stock to our independent non-employee directors, as determined by our board of directors from time to time. The awards may take the form of unrestricted or restricted shares of our common stock or options to purchase shares of our common stock. We have reserved 400,000 shares of our common stock for issuance under the Non-Employee Director Plan.

Overview of Compensation

We seek to provide total compensation packages that are competitive in terms of potential value to our executives, and which are tailored to our unique characteristics and needs within our industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our stockholders. We intend to be competitive with other similarly situated companies in our industry.

The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

It is anticipated that our executives’ compensation will have three primary components — salary, cash incentive bonus and stock-based awards. We will view the three components of executive compensation as related but distinct. Although our compensation committee will review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. Since our compensation committee was not formed until after consummation of the Merger, we have not yet adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Our compensation committee is charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements included in this Prospectus/Offer to Exchange. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the sections entitled “Cautionary Note regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus/Offer to Exchange.

Introduction

We are a geophysical services company offering a full range of seismic data acquisition services in North America, South America and Southeast Asia. We were initially formed on February 2, 2011 as a blank check company in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more business entities. On December 10, 2012, we entered into the Merger Agreement with Merger Sub, Former SAE and CLCH, which contemplated Former SAE merging with and into Merger Sub with Merger Sub surviving as our wholly-owned subsidiary (the “Merger”). The Merger was consummated on June 24, 2013, at which time, our business became the business of Former SAE.

The Merger was accounted for as a reverse acquisition in accordance with GAAP. Under this method of accounting, we were treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Former SAE comprising the ongoing operations of the combined entity, Former SAE senior management comprising the senior management of the combined company, and the Former SAE common stockholders having a majority of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Former SAE issuing stock for our net assets, accompanied by a recapitalization. Our net assets were stated at fair value, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of Former SAE. The equity structure after the Merger reflects our equity structure.

Overview

Our services include the acquisition 2D, 3D, time-lapse 4D and multi-component seismic data on land, in transition zones between land and water and in shallow water, as well as seismic data field processing. Our customers include national oil companies, major international oil companies and independent oil and gas exploration and production companies. Our services are primarily used by our customers to identify and analyze drilling prospects and to maximize successful drilling, making demand for such services dependent upon the level of customer spending on exploration, production, development and field management activities, which is influenced by the fluctuation in oil and natural gas commodity prices. Demand for our services is also impacted by long-term supply concerns based on national oil policies and other country-specific economic and geo-political conditions. We have expertise in logistics and focus upon providing a complete service package, particularly in our international operations, which allows efficient movement into remote areas, giving us what we believe to be a strategic advantage over our competitors and providing us with opportunities for growth. Many of the areas of the world where we work have limited seasons for seismic data acquisition, requiring high utilization of key personnel and redeployment of equipment from one part of the world to another. All of our remote area camps, drills and support equipment are easily containerized and made for easy transport to locations anywhere in the world. As a result, if conditions deteriorate in a current location or demand rises in another location, we are able to quickly redeploy our crews and equipment to other parts of the world. By contrast, we tend to subcontract out more of our services in North America than in other regions, and our North American revenues tend to be more dependent upon data acquisition services rather than our full line of services.

While our revenues from services are mainly affected by the level of customer demand for our services, operating revenue is also affected by the bargaining power of our customers relating to our services, as well as the productivity and utilization levels of our data acquisition crews. Our logistical expertise can be a mitigating factor in service price negotiation with our customers, allowing us to maintain larger margins in certain regions of the world, particularly in the most remote or most challenging climates of the world. Factors impacting the productivity and utilization levels of our crews include permitting delays, downtime related to inclement weather, decrease in daylight working hours during winter months, time and expense of repositioning crews, the number and size of each crew, and the number of recording channels available to each crew. We have the ability to optimize the utilization of personnel and equipment, which is a key factor to stabilizing margins in the various regions in which we operate. Specifically, we are investing in equipment that is lighter weight and more easily shipped between the different regions. The ability to reduce both the costs of shipment and the amount of shipping time increases our operating margins and utilization of equipment. Similar logic applies to the utilization of personnel. We focus on employing field managers who are mobile and have the expertise and knowledge of many different markets within our operations. This allows for better timing of operations and the ability of management staff to run those operations while at the same time minimizing personnel costs. An added benefit of a highly mobile field management team is better internal transfer of skill and operational knowledge and the ability to spread operational efficiencies rapidly between the various regions.

Generally the choice of whether to subcontract out services depends on the expertise available in a certain region and whether that expertise is more efficiently obtained through subcontractors or by using our own labor force. For the most part, services are subcontracted within North America and our personnel are used in other regions where we operate. When subcontractors are used, we manage them and require that they comply with our work policies and Quality, Health, Safety and Environmental objectives.

Our customers continue to request increased recording channel capacity on a per crew or project basis in order to produce higher resolution images, to increase crew efficiencies and to allow us to undertake larger scale projects. In order to meet these demands, we continue to invest in additional land and marine channels, and routinely deploy a variable number of channels with multiple crews in an effort to maximize asset utilization and meet customer needs. We believe that increased channel counts and more flexibility of deployment will result in increased crew efficiencies, which we believe should translate into higher revenues and margins.

Contracts

We conduct data acquisition services under master service agreements with our customers that set forth certain obligations of us and our customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every data acquisition project. The supplemental agreements are either “turnkey” agreements that provide for a fixed fee to be paid to us for each unit of data acquired, or “term” agreements that provide for a fixed hourly, daily or monthly fee during the term of the project. While our current projects are operated under a close to even mix of turnkey agreements and term agreements, we expect that the number of turnkey agreements will grow, particularly as our management continues to better evaluate the costs and risks associated with fixed fee arrangements.

Revenue Crew Months

For 2012 and 2011, we used a GAAP-based measure of revenue crew months for period to period comparisons because of the uniqueness of our operations in the mobilization and demobilization of crews. We use a large number of temporary employees in our operations for seismic data acquisition and logistical support of seismic data acquisition. A crew consisting of appropriate disciplines serves as a revenue generating unit as the result of a customer contract. Customers pay for the mobilization and demobilization of crews; the revenues are recorded for the appropriate period and matched with the relevant cost. A “Revenue Crew Month” represents each month that a crew generates revenues including the month of mobilization revenues and the month of revenue for demobilization. Revenue Crew Months are a measure of operating activity and the periodic increases and decreases in related services per crew. We have since determined that this measure does not provide additional insight into our results of operations and are no longer using it as basis for comparison between periods beginning in 2013.

North American Expansion and Increase in Revenue Crew Months

In 2012, our operations substantially increased because of our late 2011 expansion into North America through an acquisition. In 2011, in all markets, operation of our crews resulted in the equivalent of 62 Revenue Crew Months in which a crew was paid for by a customer, including mobilization and demobilization costs, and revenues from services were $180.8 million. In 2012, in all markets, our crew operated at 94 Revenue Crew Months, a 52% year-over-year increase over 62 Revenue Crew Months in 2011, and revenues from services were $257.4 million, a 42% year-over-year increase. These increases were primarily the result of the growth of operations into North America during 2012, as well as the realization of greater 2012 revenues in the United States on projects which were in the startup and mobilization stages in 2011, although a portion of the growth was also the result of our customers in other markets contracting for larger individual projects. The slower rate of increase in revenues from services compared to the increase in Revenue Crew Months is in large part due to the fact that our North American operations tend to require fewer logistical services than our international operations where we must provide for our own logistics.

Key Accomplishments

Since inception, we have grown at a rapid pace, with operating revenue growing from $23.4 million in 2007, the first full year of operations, to $257.4 million in 2012 and operating revenue increasing each year during that period. We continue to expand our geographical footprint, operational capabilities and logistical expertise to provide seismic data acquisition in logistically challenging areas.

With our geographic expansion from providing services exclusively in South America to now including North America and Southeast Asia, we are able to achieve better utilization of our personnel through redeployment of key personnel and seismic equipment from off-season areas to in-season areas, helping reduce some of the peaks and valleys in our financial performance. We anticipate even further growth and improvement in financial performance in the future as a result of reducing the impact of our otherwise highly seasonal business through such redeployments.

How We Generate Revenues

Our customer service package is designed to provide full service to our customers and, if so desired, to collect seismic data from remote and logistically difficult areas with little or no infrastructure. The services provided by us include the following:

Program Design, Planning and Permitting.  Thorough planning and designing of our customer’s seismic program is key to reducing exploration risk. We offer to our customers an experienced design team, which includes geophysicists with extensive experience in 2D, 3D, and time-lapse 4D survey design. We assess and recommend data acquisition parameters and technologies that best accomplish the customer’s geological objectives while remaining within overall budget and project plans.

The advance work on a customer’s seismic project begins with a comprehensive project plan. The scope of this plan will vary depending on the environment and operating region. Our team has extensive experience in planning seismic programs in heavily cultured areas (i.e., farm land, sensitive tropical regions, or populated areas), in logistically challenging land programs, in transition zones and in shallow water. Our project plans address overall working conditions, cultural and environmental concerns, permitting, regulatory approvals, camp requirements, and emergency response plans. Our project plans also include, where appropriate, plans for working with local indigenous communities to describe the work being performed, answering community concerns regarding the potential impact of the project, and explaining opportunities that may be available to the community through employment or other local services that may be provided for the project.

Once a seismic program is designed, we work with the customer to obtain the necessary permits from governmental authorities and access rights of way from surface and mineral estate owners or lessees where the survey is to be conducted. In most cases, the customer takes the lead in obtaining permits for seismic operations but we supplement these efforts in providing our expertise with the local communities and government agencies.

Camp Services.  With many land seismic data acquisition projects being undertaken in remote areas, we employ streamlined processes for setting up and dismantling our field camps. Regardless of the environment, our camps are operated to maximize the safety, comfort and productivity of the team working on the customer’s project. Minimizing the environmental impact of each project is accomplished through the use of wastewater treatments, trash management, water purification, generators with full noise isolation and recycling areas.

We take safety at our camps very seriously and focus on the comfort of our teams. Each of our base camps contains a medical facility complete with doctors and nurses in the remote chance there is need to stabilize any potential injuries for medical transport. The camps are equipped with full meal kitchens (held to high standards of cleanliness), sleeping and recreational quarters, power supply, communications links, air support, water purification systems, black water purification systems, offices, repair garages, fuel storage, and many more support services.

Survey and Drilling.  In a typical seismic recording program, the first two stages of the program are survey and drilling. We utilize both vibrator energy sources or explosives depending on the nature of the program. Survey crews establish the source and receiver placements in accordance with the survey design agreed to by the customer, and lay out the line locations to be recorded and, if explosives are being used, identify the sites for shot-hole placement. The drilling crew creates the holes for the explosive charges that produce the necessary acoustical impulse. Our team has extensive experience in survey and line cutting services and uses the latest technologies to ensure accuracy. In markets where the survey phase is completed by third parties, we manage the subcontractors to ensure overall project timelines are being met. Our senior drilling staff has a combined work experience of over 50 years in some of the most challenging environments in the world. This experience has helped us develop and implement numerous innovations in drilling techniques. We use drilling equipment that is versatile and portable, allowing us to operate in a variety of terrains and under widely varying weather conditions. Having such versatile equipment allows for minimal down time during a project when a change in weather or environmental conditions makes it necessary to implement different drilling techniques.

Recording.  Our experience with logistically challenging programs on land, in transition zones and in shallow water ensures that the technology that best meets our customer’s program requirements will be utilized. As data quality in a seismic program is paramount and receiver decisions are critical, we use a variety of equipment capable of collecting 2D, 3D, time-lapse 4D and multi-component seismic data. We have over 26,000 land and marine seismic channels and other equipment available through rental or long-term leasing sources. All of our systems record equivalent seismic information but vary in the manner by which seismic data is transferred to the central recording unit, as well as in operational flexibility and channel count expandability. We continually monitor technological developments, and use our expertise to implement more complex and sometimes unique technology applications in our operations.

Processing.  Our knowledgeable and experienced team provides our customers with high-quality field processing. Using the latest hardware and software, our technical and field teams electronically manage customer data from the field to our processing office, minimizing the time between field production and processing.

For full seismic processing, we use software from a variety of global suppliers. The data processing services provided by us range from just compilation of data and quality-control services to full interpretive services. All the steps employed in our basic processing sequence are tailored to the particular customer project and objectives, using strict quality control processes to meet or surpass industry-established standards. Once the data is processed as contracted, it is transferred to the customer for further processing or internal use.

Capital Investments in 2011, 2012 and 2013 and Impact on Operations

Our focus on providing leading edge technology will be at the forefront of our capital expenditure plans in the coming years, which investments will continue to strengthen our position and growth in the global oil and gas exploration services market.

During fiscal year 2011, we added land and marine channels with the acquisition of marine nodal technology for land, transition zone and ocean bottom operations. The nodal technology fits well with the land data acquisition movement to wireless technology and provides additional ocean bottom nodal data acquisition systems in the marine environment. This nodal technology allows our system operations to simultaneously include land, transition zone and ocean bottom modes, to separate the land and marine components, and to operate up to three separate crews at the same time. In addition, we began the implementation of our expansion plans into Canadian markets with the purchase of geophones and vibration equipment. Total capital investment for equipment in 2011 was $22.2 million.

During fiscal year 2012, in line with our focus on wireless land data acquisition, we purchased a cableless seismic data acquisition system which allows up to three crews to operate under the system at the same time. Following customer needs for higher density land programs using a single point receiver application and to answer the demand for conventional and unconventional oil and gas exploration, we purchased high sensitivity geophones and two types of vibrators, further strengthening our position as a full solution provider for land data acquisition methods and technologies. Additional equipment investments were made for ongoing operations in Alaska in order to increase efficiency. We also invested in cable equipment in order to provide customers in Latin America with cable systems as wireless technology is slower to take hold in that market. Total capital investment for equipment in 2012 was $38.9 million.

Capital investment for equipment for the first nine months of 2013 totaled $3.9 million. Acquisitions of equipment in 2013 are primarily planned for the fourth quarter of 2013. In accordance with the 2012 Credit Agreement, capital expenditures for 2013 will be limited to $18.0 million.

Focusing on current worldwide oil and gas markets, we will continue to employ and expand our wireless equipment on a worldwide basis while maintaining the ability to provide services to the still existing cable markets. Our capital purchases have and will allow us to take advantage of all aspects of the geophysical exploration services market, ranging from land, marine and transition zone data acquisition; 2D, 3D, 4D and multi-component data acquisition; use of different methods to acquire data such as using vibroseis (vibrating) and impulsive sources; as well as vertical seismic profiling and reservoir monitoring. Investments in expanding further into our South America and Southeast Asia markets will also focus upon survey, drilling and base camp operations.

2012 Highlights

Highlights comparing the year ending December 31, 2012, to December 31, 2011 include:

•	Revenues from services were $257.4 million in 2012, an increase of 42% from $180.8 million in 2011.
•	Cash flows used in operations were $1.5 million in 2012, a decrease of $20.2 million, or 108%, from $18.7 million provided in 2011.
•	Gross profit was $44.8 million in 2012, an increase of $15.7 million, or 54%, from $29.1 million in 2011.
•	Income from operations was $18.2 million in 2012, an increase of $5.4 million, or 42%, from $12.8 million in 2011.
•	Income before income taxes was $11.4 million in 2012, a decrease of $1.4 million, or 11%, from $12.8 million in 2011.
•	Modified EBITDA was $30.9 million in 2012, an increase of 63% from $18.9 million in 2011.

Revenues in 2012 grew by a total of $76.6 million, mostly from our expansion into North America, larger individual customer projects, and growth within South America. North American revenues were $70.2 million higher, which accounted for almost the entire gain in our revenues. There was a shortfall in revenues in Southeast Asia principally made up by expansion in revenues in South America. The shortfall in revenues in Southeast Asia resulted from the planned downtime for the contract in Papua New Guinea during the first three quarters of 2012, contrasted with continuous and significant operations in Papua New Guinea in 2011, which required the use of all of our services to obtain seismic data. This downtime in our Papua New Guinea contract was partially offset by expanding operations into New Zealand, but most of the offset came from growth in operations within South America, particularly Bolivia and Peru.

2012 Results of Operations

As described above, our contracts are built to accommodate the needs of the customer and vary depending on those needs. Less developed parts of the world require more logistics and services, and have fewer subcontractors that can be relied on for support; as a result, we provide a complete solution in these areas and, thus, the price per crew is higher than for services provided in more developed parts of the world. In more developed parts of the world, in addition to logistics being less of an issue, labor costs are higher per crew. Notwithstanding these differences, every contract for seismic data acquisition services requires a crew to acquire the data from the field. The following is a table that provides a relative analysis of activities and changes year over year.

	Revenues (In thousands)			Revenue Crew Months			Revenues per Crew Month (In thousands)
	Year Ended December 31,
	2012	2011	2010	2012	2011	2010	2012	2011	2010
United States(1)	$89,552	$36,599	$2,384	12	6	—	$7,463	$6,100	N/A
Bolivia	27,486	5,003	—	10	5	—	$2,749	$1,001	N/A
Canada	32,508	15,230	—	20	7	—	$1,625	$2,176	N/A
Colombia	53,207	59,643	44,724	20	19	20	$2,660	$3,139	$2,236
Peru	37,884	25,871	59,629	20	15	34	$1,894	$1,725	$1,754
Papua New Guinea	10,792	38,419	23,155	4	10	5	$2,698	$3,842	$4,631
New Zealand	5,930	—	—	8	—	—	$741	N/A	N/A
Singapore(1)	—	—	3,900	—	—	—	N/A	N/A	N/A
Total	$257,359	$180,765	$133,792	94	62	59	$2,738	$2,916	$2,268

(1)	In 2010 revenues in the United States and Singapore were in support of start-up operations in Papua New Guinea; thus the Revenue Crew Months and revenues per crew month are included with Papua New Guinea.

U.S.:  Revenue per crew month is much higher than other areas due to the amount of third-party pass through costs (approx. 75%) that are included in revenue. If pass-through costs are pulled out then the revenues per crew month would be approximately $1,865 in 2012 and $1,524 in 2011. The increase in 2012 is due to 2011 containing more mobilization revenues and 2012 containing more revenues for recording.

Bolivia:  The increase of revenue per crew month from 2011 to 2012 is that 2011 contained more mobilization revenues and the project was mostly completed in 2012.

Canada:  Since operations in Canada only began in late 2011, the rate of revenue per crew month for 2012 is a better indicator since it represents a full year of operations.

Colombia:  The variance in revenues per crew month relates to the mix of projects during these years. For Colombia, Peru and Papua New Guinea the revenue per crew month can be significantly higher for certain projects depending on the difficulty of the areas where the projects are conducted because of environmental conditions, weather conditions, logistics and permitting difficulties and restrictions.

Peru:  The revenue per crew month is relatively stable from 2010 through 2012.

Papua New Guinea:  Papua New Guinea initially had high relative reimbursable charges in 2010 based on the initial build-up of infrastructure and facilities to perform the project. These costs leveled out in 2011 as the project progressed into the data acquisition phase.

New Zealand:  This crew is relatively small compared to the other crews and the projects for the most part do not involve complicated logistics.

Comparison of Fiscal Years Ended December 31, 2012 and December 31, 2011

Revenue from Services.  Our revenue from services increased by $76.6 million, from $180.8 million to $257.4 million, or 42%, primarily due to the continued expansion of operations into North America. North American operations expanded by $70.2 million and South American operations expanded by $28.1 million, which were offset by a reduction in revenue in Southeast Asia of $21.7 million. Revenue Crew Months increased 52% year over year, while revenues only increased by 42%, which is directly related to the reduced operations in Papua New Guinea. Papua New Guinea is a location that requires the full line of our services and thus the revenue per crew is typically much higher. Without Papua New Guinea both revenues and Revenue Crew Months increased by 73% year over year. The additional operating revenue increase was principally a result of our customers contracting for larger individual projects and expansion into

North America, as well as the realization of greater 2012 revenues in the United States on projects which were in the startup and mobilization stages during 2011.

Direct Operating Expenses.  Our 2012 direct operating expenses increased by $60.9 million, or 40%, compared to 2011, reflecting the change in our source of revenue, particularly the expansion into North America.

Gross Profit.  Gross profit increased by 54% to $44.8 million, resulting in a 17% margin, an improvement over a 16% margin in 2011.

Selling, General and Administrative Expenses.  Selling, general and administrative (“SG&A”) expenses increased by 60% in 2012 as a result of the need to hire personnel able to support our worldwide operations. SG&A expenses represented 10% and 9% of revenues for the fiscal years ended December 31, 2012 and 2011, respectively.

Depreciation and Amortization.  Depreciation and amortization increased by 203% to a total of $12.1 million in 2012 from $4.0 million in 2011, while fixed assets increased from $51.0 million to $91.7 million year over year. Gross depreciable assets increased by 79.8% during this period. The increase in fixed assets is principally attributable to the opening of operations in North America, specifically in Canada and Alaska.

Total Operating Costs.  Due to the increase in direct operating expenses and SG&A expenses, our total operating cost increased by 42% from $167.9 million in 2011 to $239.1 million in 2012.

Income Tax.  Former SAE converted to a Delaware corporation on August 5, 2011. Prior to this date, the business was operated as a limited liability company (LLC) for U.S. federal and state tax purposes, upon which the partners of the LLC were personally liable for their share of the partnership income. While the financial statements reflect a 12-months operation for both years, as a result of its corporate conversion, Former SAE had a short tax year for period ended December 31, 2011 and a 12-month tax year ended December 31, 2012.

We also operate in Canada, Bolivia, Brazil, Colombia, Malaysia, Peru, Papua New Guinea and New Zealand through wholly-owned subsidiaries or branches of a U.S. entity. These subsidiaries or branches are subject to foreign taxation based on the financial results of the operations under the laws of each tax jurisdictions.

Corporate income taxes are calculated based on U.S. GAAP and U.S. tax codes and regulations. The appropriate foreign taxes paid in the country of operations are credited against U.S. corporate taxes subject to the U.S. foreign tax credit limitations. Deferred tax assets and liabilities are recognized using the liability method based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards, as stipulated under ASC 740. Where appropriate, valuation allowances are provided to reserve the amount of net operating losses and tax credits carry forwards that may not be realized due to various provisions of both U.S. and foreign tax laws.

A comprehensive model is used to account for uncertain tax positions, which include consideration of how we recognize, measure, present and disclose uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income and comprehensive income.

Since the time of conversion our statutory tax rates have ranged from 35% to 34%. For the year ended December 31, 2012, our effective tax rate was 12.6% due principally to a decrease in valuation allowance of deferred tax assets relating to net operating loss carryforwards utilized in Peru in 2012 and the effects of differences between U.S. and foreign tax rates, net of federal benefit. For the year ended December 31, 2011, our effective tax rate was 25.8% due principally to a benefit from income during the period we were not directly subject to tax, offset by an increase in the valuation allowance on deferred tax assets.

Comparison of Fiscal Years Ended December 31, 2011 and December 31, 2010

Revenue from Services.  Our revenue from services increased by $47.0 million, from $133.8 million to $180.8 million, or 35%, primarily due to the expansion of operations into North America. North American operations expanded by $49.4 million and Southeast Asia operations expanded by $11.3 million, which were offset by a reduction in revenue in South America of $13.8 million. Revenues increased by 35%, while Revenue Crew Months increased only five percent year over year, which is directly related to the increased operations in Papua New Guinea in 2011. Papua New Guinea is a location that requires the full line of our services and thus the revenue per crew is typically much higher. The additional revenue from services increase principally was the result of our customers contracting for larger individual projects and expansion into North America.

Direct Operating Expenses.  Our direct operating expenses increased by $36.4 million, or 32%, compared to 2010, reflecting the change in our source of revenue, particularly the expansion into North America.

Gross Profit.  Gross profit increased by 57% to $29.1 million, and margin increased year-over-year from 14% to 16%.

Selling, General and Administrative Expenses.  SG&A expenses increased by 118% in 2011 as a result of the need to hire personnel able to support our worldwide operations. SG&A expenses represented 9% and 6% of revenues for the fiscal years ended December 31, 2011 and 2010, respectively.

Depreciation and Amortization.  Depreciation and amortization increased by 14% to a total of $4.0 million in 2011 from $3.5 million in 2010, while fixed assets increased from $16.0 million to $51.0 million year over year. Gross depreciable assets increased by 240% during this period. The increase in fixed assets is principally attributable to the opening of operations in North America, specifically in Canada and Alaska.

Total Operating Costs.  Due to the increase in direct operating expenses and SG&A expenses, our total operating cost increased by 37% from $122.8 million in 2010 to $167.9 million in 2011.

Income Tax.  South American Exploration, LLC, Former SAE’s predecessor, was characterized as a partnership for U.S. federal and state purposes and as a result, it was not subject to any corporate income tax. Although the limited liability company was formed and registered in Alaska, the Company only operated in South America and Southeast Asia during 2010. The partners recognized their shares of the income from the partnership in their personal income tax returns.

The partnership taxable income was calculated based on U.S. GAAP and U.S. tax codes and regulations. The appropriate foreign taxes paid in the country of operations were credited against U.S. corporate taxes subject to the U.S. foreign tax credit limitations. For our wholly owned subsidiaries, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized using the liability method based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards, as stipulated under ASC 740. Where appropriate, valuation allowances were provided to reserve the amount of net operating losses and tax credits carry forwards that may not be realized due to various provisions of both U.S. and foreign tax laws.

A comprehensive model is used to account for uncertain tax positions, which include consideration of how we recognize, measure, present and disclose uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income and comprehensive income.

Former SAE converted from a pass-through entity to a C-corporation on August 5, 2011 and thus was not directly subject to taxation during the year ended December 31, 2010 or the period from January 1, 2011 to August 4, 2011. For the year ended December 31, 2011, our effective tax rate was 30.7% due principally to a benefit from income during the period it was not directly subject to income tax, offset by an increase in the valuation allowance. For the year ended December 31, 2010, even though Former SAE was not directly subject to income tax in some instances, it paid taxes on revenues in certain foreign jurisdictions which were treated as income taxes for accounting purposes.

2013 Third Quarter Highlights

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

Highlights comparing the quarters ended September 30, 2013 to September 30, 2012:

•	Revenues from services were $47.4 million in 2013 compared to $75.5 million in 2012.
•	Gross (loss) margin decreased to (8.7%) in 2013 from 14.4% in 2012.
•	Operating (loss) was $(12.7) million in 2013 compared to operating income of $3.3 million in 2012.
•	Net loss of $(29.7) million, or $(2.22)(1) per basic and diluted share in 2013, compared to net income of $2.5 million, or $0.44 per basic and diluted share, in 2012.
•	Modified EBITDA was $(8.0) million in 2013 compared to $6.9 million for 2012.
•	Cash and cash equivalents totaled $16.8 million and working capital was $24.4 million compared to $13.9 million and $(0.6) million, respectively, for 2012.

(1)	Number of shares of common stock increased by 6,954,221 as a result of the Merger.

Revenues for third quarter 2013 decreased to $47.4 million from $75.5 million in 2012. Much of this revenue variation was due to project delays relating to the environmental permitting process in Colombia and Bolivia and failure of a customer in Alaska to resume a project that was previously paused. This same project during the third quarter 2012 had a large amount of third-party pass-through revenues of $31.1 million which were outside of our normal seasonality of projects and on which we only charge a small administrative fee.

Gross (loss) profit was $(4.1) million, or (8.7%) of revenues, compared to gross profit of $10.9 million, or 14.4% of revenues, in third quarter 2012. The primary causes of the gross loss in the third quarter 2013 were the costs incurred on a shallow-water fixed-fee project in Malaysia when one of our lead vessels experienced more than a week’s downtime for repair as well as the fact that 52% of our revenues were in Canada, which had lower margins due to the off-seasonal timing of mid-year projects that produce a more competitive market than is typical of SAE’s winter operations in the region. The downtime in Malaysia resulted in the entire seismic acquisition crew being placed on stand-by for the duration of the repairs. These costs amounted to approximately $6.3 million. Gross (loss) profit for the quarters ended September 30, 2013 and 2012 included depreciation of $3.4 million and $3.3 million, respectively. Excluding depreciation, gross margins for the quarters ended September 30, 2013 and 2012 were (1.5%) and 18.7%, respectively.

Selling, general and administrative (“SG&A”) expenses were $7.7 million compared to $7.6 million in third quarter 2012.

Operating (loss) income was $(12.7) million compared to $3.3 million of income in third quarter 2012.

Interest expense in third quarter 2013 rose to $4.7 million from $0.6 million in third quarter 2012, due to a higher level of growth-related borrowing.

Net (loss) for third quarter 2013 was $(29.7) million, or $(2.22) per basic and diluted share, compared to net income of $2.5 million, or $0.44 per basic and diluted share, in third quarter 2012. The decline in net income was due to a number of factors including:

•	High percentage of revenues at lower than typical margin;
•	Losses experienced on the crew in Malaysia due to the downtime from repair of the lead vessel;
•	Project delays experienced in Bolivia, Colombia and Alaska;
•	Higher interest expense in third quarter 2013; and
•	Recording a valuation allowance for deferred tax assets.

Weighted average diluted shares outstanding in third quarter 2013 rose to 13.4 million shares from 5.7 million shares in third quarter 2012, due primarily to the issuance of shares to Former SAE stockholders in the Merger in June 2013. The number of shares from third quarter 2012 reflects only our shares and not those of Former SAE.

Modified EBITDA was $(8.0) million compared to $6.9 million in third quarter 2012. The decrease was due mainly to the factors discussed above.

At September 30, 2013, cash and cash equivalents totaled $16.8 million, working capital was $24.4 million, long-term debt was $91.8 million, and stockholders’ equity totaled $6.8 million.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Highlights comparing the nine months ended September 30, 2013 to the same period ended September 30, 2012:

•	Revenues from services were $174.6 million in 2013, a decrease of $37.1 million, or 17.5% from 2012.
•	Gross profit was $26.1 million for 2013 versus $38.7 million, a decrease of $12.6 million or 32.6% from 2012.
•	Income from operations was $3.7 million for 2013 versus $18.5 million, a decrease of 79.8% from 2012.
•	Modified EBITDA was $15.0 million for 2013 versus $28.2 million for 2012, a decrease of 47.0% from 2012.

Revenues for the nine months ended September 30, 2013 totaled $174.6 million, a 17.5% decrease from $211.6 million in the comparable prior year period. The decline was due primarily to the reasons cited above for the third quarter decline in revenue as well as significant low margin subcontracted North American revenue in the second quarter of 2012.

Gross profit was $26.1 million or 15.0% of revenues for the nine months ended September 30, 2013, compared to gross profit of $38.7 million, or 18.3% of revenue, in the comparable prior year period due to a lower level of revenues as well as additional public company costs.

SG&A expenses for the nine months ended September 30, 2013 were $20.3 million, or 11.6% of revenues, compared to $19.6 million, or 9.2% of revenues in the comparable prior year period.

Operating income for the nine months ended September 30, 2013 was $3.7 million, down 79.8% from $18.5 million in the comparable prior year period.

Interest expense rose to $11.5 million for the nine months ended September 30, 2013 from $1.5 million in the comparable prior year period. This increase was as a result of the 2012 Credit Agreement and the Former SAE stockholders’ note discussed in Note 4 to our Unaudited Condensed Consolidated Financial Statements as of September 30, 2013 on page FS-1 of this Prospectus/Offer to Exchange.

Net loss for the nine months ended September 30, 2013 was $(24.1) million, or $(2.72) per basic and diluted share, compared to net income of $15.3 million, or $2.69 per basic and diluted share, in the comparable prior year period. The per share amounts for the nine months ended September 30, 2013 were impacted by an increase in common shares of 6,954,221 as a result of the Merger.

Modified EBITDA for the nine months ended September 30, 2013 was $15.0 million, a 47.0% decrease from Modified EBITDA of $28.2 million in the comparable prior year period.

2013 Third Quarter Results of Operations

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

The following table describes changes between the quarters ended September 30, 2013 and September 30, 2012 for revenues for the regions in which we provided services:

	Revenues (In thousands)
	Three Months Ended September 30,
	2013	2012
North America	$32,545	$34,066
South America	9,463	40,050
Southeast Asia	5,421	1,351
Total	$47,429	$75,467

North America:  The primary decrease in revenues was a reflection of the crew that was operating in Alaska for the third quarter of 2012 that did not resume working in 2013. This decrease was partially offset by increased third-party revenues in Canada.

South America:  The decrease in revenues was due mainly to having no active projects in Bolivia for the third quarter of 2013 compared to third quarter of 2012. Bolivia is not an area of high activity and tends to be project specific activity versus continuous work. In addition, there were environmental permitting process related delays in a major project in Colombia that was expected to start in the first part of the third quarter 2013 but got started later in the quarter.

Southeast Asia:  The increase in revenue for Southeast Asia was due primarily to the commencement of the shallow-water project in Malaysia which began in second quarter 2013. There were no projects in Malaysia in 2012.

Revenue from Services.  Our revenue from services decreased by $28.0 million, from $75.5 million in 2012 to $47.4 million in 2013, or 37.2%, primarily due to the reasons stated above.

Direct Operating Expenses.  Our direct operating expenses decreased by 20.2% or $13.0 million. This decrease largely followed the decrease in revenues and represented the decrease in operations in the United States, Bolivia, and Colombia of $24.3 million, $18.8 million, and $8.6 million, respectively, from 2012 to 2013. These decreases in revenues were partially offset by increases in Canada, which were mostly third-party revenues, and Malaysia of $22.8 million and $5.4 million, respectively, from 2012 to 2013.

Gross Profit.  Gross profit decreased by $15.0 million and gross margin percentage decreased to (8.7%) from 14.4%. The gross margin in third quarter 2013 included stand-by costs as a result of more than a week's downtime on one of our lead vessels for our shallow-water project in Malaysia.

Selling, General and Administrative Expenses.  SG&A expenses were consistent with the prior year with an increase of only $0.1 million.

Merger Costs.  We incurred $0.6 million related to the Merger in the three months ended September 30, 2013. There was no comparable charge in third quarter 2012.

Depreciation and Amortization.  Depreciation for the three months ended September 30, 2013 was consistent with the comparable prior year period. Approximately $3.4 million and $3.3 million of depreciation expense was included in direct operating costs for the three months ended September 30, 2013 and 2012, respectively.

Total Operating Costs.  Total operating costs also decreased by $12.1 million or 16.8% principally because of the decrease in direct operating expenses.

Total Other Income and (Expense).  Total other income and (expense) increased to other income of $0.2 million for the third quarter of 2013 versus other expense of $(0.3) million for the third quarter of 2012. This increase was due mainly to the sale of camp supplies in Southeast Asia of approximately $0.2 million.

Interest expense, net, increased to $4.7 million for the third quarter of 2013 versus $0.6 million for the third quarter of 2012. This increase was as a result of the 2012 Credit Agreement and the Former SAE stockholders’ note. In the third quarter of 2013, we experienced a foreign currency gain of $0.1 million compared to a gain of $0.5 million in the third quarter of 2012.

Income Taxes.  Our income tax provision increased $12.3 million in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 primarily as a result of pre-tax losses in the U.S., the recording of a valuation allowance of approximately $11.0 million for the prior year deferred tax assets, the current period U.S. losses and foreign tax credits. The pre-tax losses in the U.S. increased primarily due to the increased operating loss and the increased interest incurred in the three months ended September 30, 2013, related to the 2012 Credit Agreement and the Former SAE stockholders’ note.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table describes changes between the nine months ended September 30, 2013 and September 30, 2012 for revenues for the regions in which we provided services:

	Revenues (In thousands)
	Nine Months Ended September 30,
	2013	2012
North America	$85,934	$110,140
South America	64,690	95,892
Southeast Asia	23,951	5,615
Total	$174,575	$211,647

North America:  The decrease in revenues was a reflection of the crew that was operating in North America for the first nine months of 2012 that did not work in 2013. Having this crew working in North America in the second quarter of 2012 was an anomaly and did not exemplify the normal seasonality of our business as seen in 2013.

South America:  The decrease in revenues was due mainly to having no active projects in Bolivia for the first nine months of 2013 compared to 2012. Bolivia is not an area of high activity and tends to be project specific activity versus continuous work. The decrease in Bolivia was partially offset by increases in Colombia and Peru. For Colombia, the projects in the first nine months of 2013 were more complex logistically than those in the first nine months of 2012, and we had more third-party pass-through expenses on our projects in Colombia in 2013 than in 2012. In Peru, we also had more in third-party pass-through expenses on our projects in 2013 than in 2012.

Southeast Asia:  The increase in Southeast Asia was due primarily to renewed operations in Papua New Guinea in the first quarter 2013, after a period of little activity in 2012 and no activity in the first nine months of 2012. In addition, we commenced one relatively complex project in Malaysia in the second quarter of 2013 but had no projects there in 2012.

Revenue from Services.  Our revenue from services decreased by $37.0 million, from $211.6 million to $174.6 million, or 17.5%. As explained above, much of this revenue variation was due to projects shifting out of the U.S., Bolivia and Colombia compared to the third quarter 2012 and into Peru and Malaysia in third quarter 2013.

Direct Operating Expenses.  Our direct operating expenses decreased by 14.1% or $24.4 million. This decrease largely followed the decrease in revenues.

Gross Profit.  Gross profit decreased by $12.6 million, and gross margin percentage decreased to 15.0% from 18.3%. The primary cause of the decrease in gross margin was the costs incurred on a shallow-water fixed-fee project in Malaysia in 2013 when one of our lead vessels experienced more than a week’s downtime for repair.

Selling, General and Administrative Expenses.  SG&A expenses increased by $0.7 million compared to the same period in 2012. Such expenses increased as a result of the need to hire personnel able to support our worldwide operations and the additional hiring related to becoming a public company. General and administrative cost as a percentage of revenues increased by 2.4% compared to the same period in 2012. This increase was due mainly to decreased revenues due to a crew that was operating in North America for the first nine months of 2012 that did not work in 2013.

Merger Costs.  We incurred $1.2 million related to the Merger in the nine months ended September 30, 2013. There was no comparable charge in the first nine months of 2012.

Depreciation and Amortization.  Depreciation increased by $2.0 million in the nine months ended September 30, 2013 compared to 2012 because of the capital addition program in 2012. The increase in fixed assets is principally attributable to the opening of operations in North America, specifically in Canada and Alaska.

Total Operating Costs.  Total operating costs also decreased by $22.3 million or 11.6% principally as a result of the decrease in direct operating expenses, offset by additional depreciation expense.

Total Other Income and (Expense).  Total other income and (expense) increased to $(1.3) million for the nine months ended September 30, 2013 versus $(0.03) million for the nine months ended September 30, 2012. This increase was due mainly to $1.0 million in third-party debt-related fees. Interest expense, net, increased to $11.5 million for nine months ended September 30, 2013 versus $1.5 million for the nine months ended September 30, 2012. This increase was as a result of the 2012 Credit Agreement. In the nine months ended September 30, 2013, we experienced a foreign currency loss of $1.2 million, while in nine months ended September 30, 2012, we experienced a foreign currency gain of $0.5 million.

Income Taxes.  Our income tax provision increased $11.6 million in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily as a result of pre-tax losses in the U.S., the recording of a valuation allowance of approximately $11.0 million for the prior year deferred tax assets, the current period U.S. losses and foreign tax credits. The pre-tax losses in the U.S. increased primarily due to the increased operating loss and the increased interest incurred in the nine months ended September 30, 2013, related to the 2012 Credit Agreement and the Former SAE stockholders’ note.

Liquidity and Capital Resources

Historically, cash generated from operations, along with cash reserves and borrowings from commercial, private, and related parties, have been sufficient to fund our working capital and to acquire or lease seismic data equipment. Our principal source of cash is from the seismic data acquisition services we provide to customers. Our cash is primarily used to provide additional seismic data acquisition services, including payment of expenses related to operations and the acquisition of new seismic data equipment. Accordingly, our cash position and revenues depend on the level of demand for our services.

Cash Flows.  Net cash used in operating activities was $1.5 million for 2012, versus cash provided by operating activities in 2011 of $18.7 million, a change of $20.2 million that was due primarily to a decrease in accounts payable as a result of our payment of accounts payable, which we had previously delayed, upon funding of our $80 million 2012 Credit Agreement in 2012.

Cash used in investing activities was $49.9 million in 2012 compared to $23.5 million in 2011 due to purchases of fixed assets with cash of $49.9 million in 2012 compared to $22.2 million in 2011. We made two payments in 2012, for a total of $760,000, related to the 2011 acquisition of our Canadian operations.

Net cash provided by financing activities was $62.0 million for 2012, compared to $3.2 million for 2011, an increase of $58.8 million. We incurred and repaid debt during 2012 under two note purchase agreements, for a total of $20 million, with Prudential Capital Group (“Prudential”) under secured promissory notes at 8.75% interest per annum, and a promissory note with a related party for $375,000 at 9% interest per annum. All existing debt was retired at the time of or subsequent to the entry into the 2012 Credit Agreement in 2012.

Cash provided by operating activities was $18.7 million in 2011 compared to $12.9 million in 2010 due to decreases in prepaid expenses of $3.0 million in 2011 compared to increases in prepaid expenses of only $1.4 million in 2010.

Cash used in investing activities was $23.5 million in 2011 compared to $7.8 million in 2010 due to purchases of fixed assets with cash of $22.2 million in 2011 compared to $8.8 million in 2010.

Net cash provided by financing activities was $3.2 million for 2011, compared to cash used in financing activities of $1.4 million for 2010, a change of $4.6 million, primarily from bank borrowings in Colombia and advances from related parties.

Net cash from operating activities for the nine months ended September 30, 2013 decreased by $(15.5) million over the same period of the prior year as a result of lower net income, increases in accounts receivable in 2013 compared to 2012, and a decrease in income taxes payable in 2013 compared to an increase in 2012. Cash used in operations for the nine months ended September 30, 2013 was $(7.1) million, compared to cash provided of $8.4 million for the nine months ended September 30, 2012. Net income for the period in 2012 was $15.3 million, while in 2013, net loss was $(24.1) million. Changes in operating assets and liabilities were uses of cash of $(0.3) million for the nine months ended September 30, 2013 and cash uses of $(16.0) million for the nine months ended September 30, 2012.

Working Capital.  Our net working capital varies significantly from time to time, which has required us in the past to use lines of credit from our stockholders and to now borrow under the 2012 Credit Agreement. Net working capital at December 31, 2012, was $27.7 million, including $19.4 million in cash, cash equivalents and restricted cash. This represented an improvement over the working capital deficit of $18.6 million as of December 31, 2011, which was net of $5.0 million in cash, cash equivalents and restricted cash. This positive change in net working capital is primarily the result of the funding under the 2012 Credit Agreement.

Working capital as of September 30, 2013 was $24.4 million compared to $27.7 million as of December 31, 2012. The decrease in working capital was principally the result of an increase in accounts payable of $19.1 million partially offset by an increase in accounts receivable of $18.7 million.

Our management believes that there is sufficient working capital to operate our company. This is because our working capital increased by approximately $35.3 million as a result of the Merger. While our 2012 Credit Agreement does not contain a restrictive covenant that specifically addresses ongoing working capital requirements, it does contain certain restrictive covenants that have the effect of limiting our expenditures, including a covenant governing debt service coverage ratios. While our management believes that this level of working capital will be sufficient to continue to implement our business plan, there can be no assurance that this will be the case given that our net working capital varies significantly from time to time. There also can be no assurance that the increase in working capital as a result of the Merger will be adequate to pursue our strategy for growth.

Capital Expenditures.  Capital expenditures in 2012 were approximately $41 million compared to approximately $33 million in 2011.

Capital expenditures for the nine months ended September 30, 2013 were only $3.9 million compared to $28.1 million for the same period in 2012. The capital expenditures for 2013 are primarily planned in the fourth quarter of 2013 versus the year earlier in which the capital expenditure program was more skewed to the early part of the year due to the expansion into Alaska and Canada. In accordance with the 2012 Credit Agreement, capital expenditures for 2013 will be limited to $18.0 million.

Debt Financing.  As a result of a corporate restructuring undertaken in late 2012, Former SAE was formed as a holding company. Former SAE, and now Merger Sub, owns all of the shares of SAExploration, Inc. (“SAE Inc.”). On November 28, 2012, Former SAE, SAE Inc. and our domestic subsidiaries NES, LLC (“NES”) and SAExploration Seismic Services (US), LLC (“Seismic”) entered into the $80 million term loan 2012 Credit Agreement and retired the $18.1 million owed under the Prudential notes, and other debt aggregating approximately $11.2 million. Former SAE incurred a prepayment penalty of $2.2 million on the

Prudential notes, which was expensed in 2012. The fees and expenses associated with the 2012 Credit Agreement, including the fair value of certain warrants issued, will be amortized over the life of the 2012 Credit Agreement.

In connection with the Merger, we executed a Joinder to the 2012 Credit Agreement, pursuant to which we joined the 2012 Credit Agreement, in the same capacity as Former SAE. In addition, the 2012 Credit Agreement was amended by an Amendment No. 2 and Consent dated as of June 24, 2013 (“Amendment No. 2”). Amendment No. 2 amended the 2012 Credit Agreement to:

•	replace the administrative agent;
•	change the definition of “Change of Control” thereunder to lower the economic ownership and voting control percentages that were required to be achieved in connection with the Merger, and that must be maintained upon any disposition, by certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley;
•	change the required Total Leverage Ratio, which is consolidated indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) divided by consolidated EBITDA, for the fiscal quarter ended June 30, 2013, from 2:50:1:00 to 2:65:1:00;
•	provide for the relaxation of certain other financial covenants if we borrow the $20 million of additional loans pursuant to the commitment described below; and
•	make certain other clarifying changes to certain provisions of the 2012 Credit Agreement.

At the time Former SAE entered into Amendment No. 2, Former SAE and the Borrowers under the 2012 Credit Agreement received a commitment to fund, at Former SAE’s election and subject to the satisfaction of customary closing conditions, the full $20 million of the additional loans available to the borrowers under the 2012 Credit Agreement. That commitment has since expired.

The 2012 Credit Agreement was further amended pursuant to an Amendment No. 3 to Credit Agreement dated as of October 31, 2013 (“Amendment No. 3”). Amendment No. 3 amended the 2012 Credit Agreement to:

•	modify certain of the financial covenants as follows:
-	lower the limit on total capital expenditures for our 2013 and 2014 fiscal years from $47.5 million and $30 million, respectively to $18 million;
-	change the required Debt Service Ratio, which is consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) divided by consolidated debt service (cash interest payments plus the scheduled principal payments on all outstanding debt, including capital lease obligations), for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Debt Service Coverage Ratio
September 30, 2013	From 3.25:1.00 to 1.75:1.00
December 31, 2013	From 3.25:1.00 to 2.00:1.00
March 31, 2014	From 3.50:1.00 to 2.00:1.00
June 30, 2014	From 3.50:1.00 to 2.75:1.00
-	change the Net Leverage Ratio, which is consolidated Net Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations less cash and cash equivalents) divided by consolidated EBITDA, for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Net Leverage Ratio
September 30, 2013	From 2.25:1.00 to 3.50:1.00
December 31, 2013	From 2.00:1.00 to 3.25:1.00
March 31, 2014	From 1.75:1.00 to 3.25:1.00
June 30, 2014	From 1.50:1.00 to 2.50:1.00
September 30, 2014	From 1.25:1.00 to 1.75:1.00

-	change the Total Leverage Ratio, which is consolidated Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) divided by consolidated EBITDA, for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Total Leverage Ratio
September 30, 2013	From 2.50:1.00 to 4.25:1.00
December 31, 2013	From 2.25:1.00 to 3.75:1.00
March 31, 2014	From 2.25:1.00 to 3.75:1.00
June 30, 2014	From 2.00:1.00 to 2.75:1.00
September 30, 2014	From 2.00:1.00 to 2.25:1.00
December 31, 2014	From 1.75:1.00 to 2.00:1.00
•	provide for the following restrictions until the date our financial statements for the third quarter of 2014 are delivered to the administrative agent or, if a default exists and is continuing on that date, such later date as the default is cured or waived (the “Financial Statement Delivery Date”):
-	prohibit any sales by certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley, of our securities economically owned by them;
-	limit payments of interest under our $17.5 million subordinated note issued in connection with the Merger to the stockholders of Former SAE, other than certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley, who have agreed to allow us to withhold their interest payments; provided, that such amounts may be accrued and paid following the Financial Statement Delivery Date; and
-	further restrict the dividends that may be paid by our direct and indirect subsidiaries to their respective stockholders;
•	remove the concept of “Material Contract Termination Event” and the related restrictions that would otherwise have become applicable should such an event occur;
•	eliminate the conditional amendments included in Amendment No. 2, which were conditioned upon us borrowing an additional $20 million under the Credit Agreement;
•	confirm our ability to (i) issue warrants upon conversion of the Notes, and (ii) pursue the exchange of our Warrants pursuant to the Offer;
•	remove the requirement that agreements we or our subsidiaries enter into governing the terms and relative rights of our securities and agreements by our stockholders with respect to our securities must be approved by the administrative agent; provided, that we may not enter into or amend any such agreement if it could reasonably be expected to be adverse to the interests of any of the lenders or result in a default under the Credit Agreement;
•	revise the representation and warranty regarding our financial statements to reflect prior restatements of our financial statements for our 2010 and 2011 fiscal years and the fiscal quarter ended March 31, 2013;
•	make certain clarifying changes to reflect the Merger as a “Qualified Merger” under the 2012 Credit Agreement and our joinder as a “Parent” under the Credit Agreement; and
•	remove certain outdated provisions.

Former SAE borrowed the entire $80 million available under the 2012 Credit Agreement as a single drawdown, and, after payment of all debt described above, the approximately $40 million remaining under the 2012 Credit Agreement is being used to fund our capital expenditures and to provide working capital, as needed. The 2012 Credit Agreement interest rate is 13.5%, of which 2.5% may be paid-in-kind (“PIK”), at our election, by adding interest back to the principal amount under the 2012 Credit Agreement. Our management has exercised the PIK option thus far in 2013 and currently intends to continue to do so. Repayment of the 2012 Credit Agreement began on December 31, 2012, with a payment of $100,000, and additional principal payments of $200,000 are due at the end of every calendar quarter through September 30,

2016, with the balance due on November 28, 2016. The 2012 Credit Agreement provides for certain prepayment penalties if we prepay any portion of the outstanding principal balance prior to its due date that decline over the term of the agreement.

SAE Inc., NES and Seismic are joint borrowers under the 2012 Credit Agreement and their obligations are guaranteed by Former SAE, now Merger Sub, which pledged all of its shares of SAE Inc. to secure such obligations. In connection with the Merger, we executed a joinder to the 2012 Credit Agreement becoming bound thereunder in the same capacity as Former SAE, and now Merger Sub. The 2012 Credit Agreement is also secured by security interests in most of our assets, including all of our equity interests in NES and Seismic, 65% of the shares of our Singapore subsidiary, our equipment, accounts receivable and other personal property in Alaska, Colombia and Peru, a secured intercompany note evidencing loans to our Canadian subsidiary (in an amount equal to the greater of (i) $15 million and (ii) the book value from time to time of the assets of such subsidiary) and an unsecured global intercompany note (signed by Former SAE, SAE Inc., Seismic, NES and our subsidiaries in Australia, Brazil and Singapore) evidencing the intercompany loans between and among such entities. The payment of intercompany notes and stockholder notes is subordinated to the payment of the obligations under the 2012 Credit Agreement. The lenders may require additional security interests to be granted with respect to assets not initially pledged to them.

We may borrow up to an additional $20 million under the 2012 Credit Agreement on the same terms as our current loan amount, including the effective interest rate, provided that, at the time of our request, no default exists and certain conditions are satisfied. Those conditions include the consent of the lenders that agree to provide such additional loan amounts, our compliance on a pro forma basis with certain financial ratio tests and the execution of an amendment to the 2012 Credit Agreement, in a form agreed to by us and the administrative agent under the 2012 Credit Agreement, providing for the increase in the loan amount.

The 2012 Credit Agreement contains numerous negative covenants, including covenants restricting liens, consolidations, mergers (except for the Merger), acquisitions, purchases and sales of assets other than in the ordinary course of business, dividends, indebtedness, advances, investments, loans, transactions with affiliates, capital expenditures, modifications or prepayments of existing stockholder notes, amendments of the certificates of incorporation and by-laws of our company and our subsidiaries, changes to our joint venture or any of the stockholder notes, prepayment or amendment of any intercompany secured note, issuances of additional equity interests, changes in the nature of the companies’ existing businesses, the creation of additional subsidiaries and holding amounts in deposit accounts not subject to perfected security interests.

The 2012 Credit Agreement also contains affirmative covenants, including those requiring the furnishing of periodic financial information, compliance with ERISA and environmental laws and other standard covenants. The most significant financial covenants are described below.

Under the 2012 Credit Agreement, our capital expenditures may not exceed the amounts listed below for each fiscal year; provided that if we do not use the entire amount allocated for capital expenditures in any one year, such amount will be added to, and additional capital expenditures will be allowed in, the following year:

Fiscal Year Ending December 31,	Authorized Capital Expenditure Amount
2012	$42,500,000
2013	$18,000,000
2014	$18,000,000
2015	$42,500,000
2016	$42,500,000

Actual capital expenditures in 2012 were approximately $41.7 million, which allows us to make additional capital expenditures in 2013. The decrease in authorized capital expenditure amounts for fiscal years 2013 and 2014 is to allow us to try to fully utilize the equipment we acquire before increasing capital expenditures. Once the level of utilization is maximized, we will again expand the level of our capital expenditures.

The ratio of our consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) to consolidated debt service (cash interest payments plus the scheduled principal payments on all outstanding debt, including capital lease obligations), as computed each fiscal quarter, may not be less than the following ranges:

Fiscal Year Ending December 31,	Debt Service Coverage Ratio
2013	1.75 – 3.25:1.00
2014	2.00 – 3.75:1.00
2015	4.00:1.00
2016	4.00:1.00

The ratio of our consolidated net indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations less cash and cash equivalents) to consolidated EBITDA, as computed each fiscal quarter, may not be greater than the following ranges:

Fiscal Year Ending December 31,	Net Leverage Ratio
2013	3.50 – 2.25:1.00
2014	3.25 – 1.25:1.00
2015	1.25:1.00
2016	1.25:1.00

The ratio of our consolidated indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) to consolidated EBITDA, as computed each fiscal quarter, may not be greater than the following ranges:

Fiscal Year Ending December 31,	Total Leverage Ratio
2013	4.25 – 2.50:1.00
2014	3.75 – 2.00:1.00
2015	1.75:1.00
2016	1.75:1.00

At September 30, 2013, after giving effect to Amendment No. 3, and December 31, 2012, we were in compliance with all covenants and had $80.8 million and $79.9 million, respectively outstanding under the 2012 Credit Agreement.

The 2012 Credit Agreement contains events of default related to nonpayment of obligations thereunder, representations or warranties being determined to be untrue in any material respect when made, noncompliance with covenants, default under other agreements, the bankruptcy or insolvency of us or any of our subsidiaries, special ERISA defaults related to plan underfunding and other reportable events, any security document ceasing to be in effect or failing to constitute a first priority lien or security interest in favor of the lenders, any guaranty of the obligations ceasing to be in force or being denied or disaffirmed, judgments or decrees being entered against us or any of the borrowers, or the occurrence of a change of control or a material adverse event.

Additional financing is not anticipated, nor is it permitted under the 2012 Credit Agreement other than with respect to our ability to borrow additional amounts under the 2012 Credit Agreement as described above. As a result, financing activities in 2013 are restricted to the planned principal payments of $200,000 per quarter and the payment of current debt capital leases, and other items. The Merger generated net cash proceeds of $35.3 million, net of the $15 million in dividends paid to Former SAE stockholders as part of the

Merger. This resulted in net cash provided of $12.4 million for financing activities in the first nine months of 2013. The same periods in the prior year provided $28.1 million of cash, principally as the result of net refinancing and borrowings.

The 2012 Credit Agreement provides for certain prepayment penalties if we prepay any portion of the outstanding principal balance prior to its due date that decline over the term of the agreement.

Use of EBITDA (Non-GAAP measure) as a Performance Measure

We use a modified form of EBITDA to measure period over period performance. Modified EBITDA is defined as net income (loss) plus interest expense, less interest income, plus income taxes, plus depreciation and amortization, plus non-recurring major expenses outside of operations. Our management uses modified EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, taxes, historical cost basis or non-recurring expenses;
•	our liquidity and operating performance over time in relation to other companies that own similar assets and calculate EBITDA in a similar manner; and
•	the ability of our assets to generate cash sufficient to pay potential interest cost.

We also understand that such data is used by investors to assess performance. However, the term EBITDA is not defined under GAAP and we acknowledge that EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance or liquidity, investors and others should not consider this data in isolation or as a substitute for net income (loss), cash flow from operating activities or other cash flow data calculated in accordance with GAAP. In addition, modified EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation, amortization, and non-recurring expenses.

The computation of our modified EBITDA (a non-GAAP measure) from net income (loss), the most directly comparable GAAP financial measure, is provided in the table below (in thousands):

	Nine Months Ended September 30,			December 31,
	(in thousands)
	2013		2012	2012	2011	2010
Net (Loss) Income	$(24,079)		$15,308	$9,985	$9,508	$5,821
Depreciation and amortization	13,636		9,188	12,470	4,110	3,493
Interest expense, net	9,012	(1)	1,471	3,573 (1)	624	674
Income tax expense	13,863		2,227	1,444	3,319	4,500
Non-recurring major expense	2,520		—	3,437 (2)	964	—
Modified EBITDA	$14,952		$28,194	$30,909	$18,525	$14,488

(1)	Excludes $2,477,000 and $213,000 of amortization of loan issuance costs which are included in depreciation and amortization in September 2013 and December 2012, respectively.
(2)	Principally the cost associated with deferred financing costs and fee for early payment of debt.
(3)	Principally the costs related to contemplated acquisitions.

A reconciliation of modified EBITDA to net cash (used in) provided by operating activities and the three components of cash flows are provided in the table below:

	Nine Months Ended September 30,		December 31,
	(in thousands)
	2013	2012	2012	2011	2010
Modified EBITDA	$14,952	$28,194	$30,909	$18,525	$14,488
Adjustments to modified EBITDA which were not adjustments to net cash (used in) provided by operating activities:
Interest expense (income), net	(9,012)	(1,471)	(3,573)	(624)	(674)
Income tax expense	(13,863)	(2,227)	(1,444)	(3,319)	(4,500)
Non-recurring major expense(1)	(2,520)	—	(2,208)	(964)	—
Adjustments to net cash (used in) provided by operating activities which were not adjustments to modified EBITDA:
Deferred income taxes	1,812	(338)	(1,566)	(477)	(1,135)
Changes in operating assets and liabilities	(257)	(15,974)	(23,775)	5,522	4,671
Payment in kind interest	1,520	—	—	—	—
Share-based compensation	114	—	21	—	—
Loss (gain) on sale of property and equipment	121	189	148	(2)	—
Net cash (used in) provided by operating activities	$(7,133)	$(8,373	$(1,488)	$18,661	$12,850
Net cash (used in) provided by investing activities	$(3,906)	$(28,374)	$(49,860)	$(23,530)	$(7,839)
Net cash provided by (used in) financing activities	$12,376	$28,067	$62,021	$3,202	$(1,420)

(1)	Excludes $1.2 million of loan issuance costs written off in 2012 that were also an adjustment for cash used in operating activities.

Merger

Immediately prior to the consummation of the Merger, Former SAE declared and paid a $15 million dividend to its stockholders, consisting of a $5 million dividend on its preferred stock and a $10 million dividend on its common stock. The Merger had a significant impact on the equity to capitalization and working capital ratios of the combined company versus Former SAE. The following table sets forth these ratios as of December 31, 2012, determined from the financial statements appearing elsewhere in this Prospectus/Offer to Exchange.

	Former SAE	Combined Company
Working Capital Ratio	1.60	1.90
Common Equity to Capitalization(1)	0.24	0.26

(1)	Computed as stockholders’ equity divided by the sum of current and long-term portions of debt and capital leases, warrant liabilities, convertible preferred stock and stockholders’ equity.

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires certain assumptions and estimates to be made that affect the reported amounts of assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Because of the use of assumptions and estimates inherent in the reporting process, actual results could differ from those estimates.

Allowance for Doubtful Accounts

We prepare our allowance for doubtful accounts receivable based on a review of past-due accounts, past experience of historical write-offs and our current customer base. Typically, an account receivable will be written off after six-months. We did not write off any doubtful accounts in 2011 or 2012, or in the first nine months of 2013, as we did not have any account receivable over six months past-due during such periods. While the collectability of outstanding customer invoices is continually assessed, the cyclical nature of our industry may affect our customers’ operating performance and cash flows, impacting our ability to collect on the invoices. Some of our customers are located in certain international areas that are inherently subject to economic, political and civil risks, which may also impact our ability to collect receivables.

Property and Equipment

Our property and equipment is capitalized at historical cost and depreciated over the estimated useful life of the asset. The estimation of useful life is based on circumstances that exist in the seismic industry and information available at the time of the asset purchase. Changes in technology have a significant impact on these estimates. As circumstances change and new information becomes available, these estimates could change. Seismic equipment is typically depreciated over three to ten years.

Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is reflected in the results of operations for such period.

Impairment of Long-Lived Assets

We review long-lived assets for impairment when triggering events occur which suggest deterioration in the assets’ recoverability or fair value. Recognition of an impairment charge is required if future expected undiscounted net cash flows are insufficient to recover the carrying value of the assets and the fair value of the assets is below its carrying value. If the carrying amounts of the assets exceed the estimated expected undiscounted future cash flows, we measure the amount of possible impairment by comparing the carrying amount of the asset to its fair value.

Revenue Recognition

Our services are provided under master service agreements with our customers that set forth certain obligations of us and our customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every data acquisition project. Customer contracts for services vary in terms and conditions. Contracts are either “turnkey” (fixed price) agreements that provide for a fixed fee, per unit of measure to be paid to us, or “term” (variable price) agreements that provide for a fixed hourly, daily or monthly fee during the term of the project. Under turnkey agreements, we recognize revenue based upon output measures as work is performed. This method requires that we recognize revenue based upon quantifiable measures of progress, such as square or linear kilometers surveyed or each unit of data recorded. Expenses associated with each unit of measure are recognized as revenue is earned. If it is determined that a contract will have a loss, the entire amount of the loss associated with the contract is immediately recognized. Revenue under a “term” contract is billed as the applicable rate is earned under the terms of the agreement. With respect to those contracts where the customer pays separately for the mobilization of equipment, we recognize such mobilization fees as revenue during the performance of the seismic data acquisition, using the same performance method as for the seismic work. To the extent costs have been incurred in relation to our service contracts where the revenue is not yet earned, those costs are capitalized and deferred within deferred costs on contracts until the revenue is earned, at which time it is expensed.

We invoice customers for certain out-of-pocket expenses under the terms of the contracts. Amounts billed to customers are recorded in revenue at the gross amount including out-of-pocket expenses. We also utilize subcontractors to perform certain services to facilitate the completion of customer contracts. We bill our customers for the cost of these subcontractors plus an administrative fee. We record amounts billed to our customers related to subcontractors at the gross amount and records the related cost of subcontractors as cost of sales.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statements of income and comprehensive income.

In some instances, we bill customers in advance of the services performed. In those cases, we recognize the liability as deferred revenue and, as services are performed, the deferred revenue amounts are recognized as revenue in accordance with our revenue recognition policy and the terms of the contract.

Currency Translation

The majority of our operations are conducted outside the United States in countries with stable currencies. Many contracts and local expenses are paid in local currencies and not in U.S. Dollars (“USD”). Our results of operations and cash flows could be impacted by changes in foreign currency exchange rates. We do not hold or issue foreign currency forward contracts, option contracts or other derivative financial instruments for speculative purposes or to mitigate the currency exchange rate risk.

Our reporting currency is in USD. For foreign subsidiaries and branches using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates.

Revenues and expenses of these foreign subsidiaries are translated at average exchange rates for the period. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included as a component of accumulated other comprehensive income (loss). Therefore, the USD value of these items in the financial statements fluctuates from period to period, depending on the value of the USD against these functional currencies. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of income as foreign exchange gain (losses). For the foreign subsidiaries and branches using USD as their functional currency, any local currency operations are re-measured to USD. The re-measurement of these operations are included in the consolidated statements of income as foreign exchange gain (loss).

The unrealized foreign currency exchange income (loss) included in accumulated other comprehensive income was ($2.3 million) and $866,000 for the nine months ended September 30, 2013 and 2012, respectively. The unrealized foreign currency exchange income (loss) included in accumulated other comprehensive income was $356,000 and ($610,000) at December 31, 2012 and 2011, respectively. Since inception, we have not suffered any significant losses due to the fluctuation of foreign currency.

Income Taxes

We account for our income taxes with the recognition of amounts of taxes payable or refundable for the current year and by using an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred taxes are determined by identifying the types and amounts of existing temporary differences, measuring the total deferred tax asset or liability using the applicable tax rate in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates of deferred tax assets and liabilities is recognized in income in the year of an enacted rate change. The deferred tax asset is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including estimates of annual effective tax rates and the valuation of deferred tax assets, which can create a variance between actual results and estimates and could have a material impact on our provision or benefit for income taxes. In certain foreign jurisdictions, the local income tax rate may exceed the U.S. or Canadian statutory rates, and in many of those cases we receive a foreign tax credit for U.S. or Canadian purposes. In other foreign jurisdictions, the local income tax rate may be less than the U.S. or Canadian statutory rates. In other foreign jurisdictions we may be subject to a tax on revenues when the amount of tax liability would exceed that computed on our net income before tax in the jurisdiction, and in such cases, the tax is treated as an income tax for accounting purposes.

Goodwill and Intangible Assets

Goodwill represents the excess of costs over the fair value of assets acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have indefinite life are not amortized but instead are tested for impairment at least annually. We assess our goodwill as of July 31st of each year. The following two step process is performed to test goodwill:

•	The fair value of a reporting unit is compared to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the unit is not considered impaired, and thus the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.
•	The second step compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

Intangible assets include customer relationships and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 13 years. As of both December 31, 2012 and 2011, the estimated fair market value for goodwill and other intangibles was $15.7 million above the combined carrying value.

Off-Balance Sheet Arrangement

Our policies regarding off-balance sheet arrangements as of and for the nine months ended September 30, 2013 are consistent with those in place during as of and for the year ended December 31, 2012. We did not have any off-balance sheet arrangements as of September 30, 2013 or December 31, 2012.

Recently Issued Accounting Pronouncements

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards,” to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. The enhanced disclosures and fair value measurement principles were effective as of January 1, 2012. The adoption of this guidance did not have a material impact on our financial statements.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update does not change what items are reported in other comprehensive income or the requirement to report reclassification of items from other comprehensive income to net income. However, in December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” that deferred the specific requirement within ASU 2011-05 to present on the face of the financial statements items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive net income. Entities should continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 was effective in first quarter of fiscal 2013, with earlier adoption permitted. Former SAE elected to adopt ASU 2011-05 with our December 31, 2012 annual report. The update was applied retrospectively, and the adoption did not have a material effect on our financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05,” in order to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The amendments are being made to allow FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 not affected by this update are effective for fiscal years beginning after December 15, 2011. The adoption of the standard update did not impact our financial position or results of operations, as it only requires a change in the format of presentation.

Goodwill and Impairment of Goodwill

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment,” which amends ASC 350 “Intangibles — Goodwill and Other.” This update permits entities to make a qualitative assessment of whether a reporting unit’s fair value is, more likely than not, less than its carrying amount. If an entity concludes it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the entity is not required to perform the two-step impairment test for that reporting unit. The update is effective for annual interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. This update did not have a material impact on our financial statements.

In July 2012, the FASB issued ASU No. 2012-02 “Intangibles — Goodwill and Other Testing Indefinite-Lived Intangible Assets for Impairment” which amends ASC 350 “Intangibles — Goodwill and Other.” ASU. 2012-02 is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. This guidance builds upon the guidance in ASU 2011-08, and feedback from stakeholders during the exposure period related to the goodwill impairment testing guidance was that the guidance would also be helpful in impairment testing for intangible assets other than goodwill. ASU 2012-02 allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. ASU No. 2012-02 is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012. Earlier implementation is permitted. This update did not have a material impact on our financial statements as Former SAE chose to perform a quantitative analysis as of July 31, 2012.

Offsetting Assets and Liabilities

In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The Update clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB ASC or subject to a master netting arrangement or similar agreement. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2013-01 did not have a material impact on our financial position, results of operations or cash flows.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, which amends FASB ASC Topic 220, “Comprehensive Income.” This amended guidance requires additional information about reclassification adjustments out of comprehensive income, including changes in comprehensive income balances by component and significant items reclassified out of comprehensive income. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our financial condition, results of operations, cash flows or financial disclosures.

Nonpublic Entities

In February 2013, the FASB issued ASU No. 2013-03, Financial Instruments (Topic 825), “Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities,” which clarifies that the requirements under ASU No. 2011-04 to disclose the level of the fair value hierarchy within which the fair value measurements are categorized does not apply to nonpublic entities for items that are not measured at fair value in the statements of financial position but for which fair value is disclosed. The adoption of ASU 2011-04 did not have a material impact on our financial statements.

Joint and Several Liability Arrangements

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements from which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, at the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. For public entities, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU is not expected to have a material impact on our results of operations, financial position or disclosures.

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, which amends ASC Topic 830, “Foreign Currency Matters.” This ASU provides guidance on foreign currency translation adjustments when a parent entity ceases to have a controlling interest on a previously consolidated subsidiary or group of assets. The guidance is effective for fiscal years beginning on or after December 15, 2013. We are still evaluating what impact, if any, the adoption of this guidance will have on our financial condition, results of operations, cash flows or financial disclosures.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11 — “Income Taxes (Topic 740): Presentation Of An Unrecognized Tax Benefit When A Net Operating Loss Carryforward, A Similar Tax Loss, Or A Tax Credit Carryforward Exists” requiring the presentation of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. The standards update is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The adoption of this standards update will not have a material impact on our consolidated financial statements.

We have had material weaknesses in our internal control over financial reporting.

Prior to the Merger, Former SAE was not a public reporting company and had limited accounting personnel and systems to adequately execute accounting process and limited other supervisory resources with which to address internal control over financial reporting, especially in its early years. As such, during an audit of Former SAE’s 2010 financials for purposes of preparing its financial statements for becoming a public company, Former SAE identified past accounting errors, which resulted in the restatement of its previously issued financial statements for 2011 and 2010, as result of material internal control weaknesses. Former SAE and its independent registered public accounting firm identified a material weakness in internal control over financial reporting related to these items which required adjustment, specifically: (i) the accounting for revenue recognition, (ii) elimination of inter-company activity and accounting for transactions denominated in foreign currencies, and (iii) accounting for the presentation of income taxes. Similar material weaknesses were identified in Former SAE’s 2011 and 2012 audits.

During the preparation of our financial statements as of and for the three and six months ended June 30, 2013, we identified misstatements relating to the overstatement of certain accruals for expenses as a result of errors in the accounting for liabilities relating Former SAE’s Papua New Guinea operations for the quarter ended March 31, 2013, which resulted in the restatement of our financial statements for that quarter. Because of the time involved in restating our first quarter financial statements, we were not able to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. Our management has determined that a deficiency associated with the accounting for liabilities relating to our Papua New Guinea operations constituted a material weakness.

During 2012 and 2013, Former SAE and we have taken and will take substantial steps in improving and fortifying our internal controls and filling out Former SAE and our accounting and financial staffing, including centralizing our accounting functions in Calgary and hiring a manager of internal audit. In addition, we have engaged a consultant to assist us in the evaluation and implementation of our internal control policies and procedures. In addition, we have engaged a consultant to assist us in the evaluation and implementation of our internal control policies and procedures. These measures have all been taken to correct the material weaknesses identified by us or our independent public accounting firm; however, we cannot assure that there will not be other material weaknesses and significant deficiencies that we or our independent registered public accounting firm will identify. If additional material weaknesses in our internal controls are discovered in the future, they may adversely affect our ability to record, process, summarize and report financial information timely and accurately. We will continue to work to improve our internal processes and financial controls in an effort to assure that all public filings will contain timely and accurate financial information.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by our board of directors (or the audit committee). Related-party transactions are defined as transactions in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) we or any of our subsidiaries are a participant, and (iii) any (a) executive officer, director or nominee for election as a director, (b) greater than five percent beneficial owner of shares of our common stock, or (c) immediate family member of any of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Person Transactions

Since June 24, 2011 and prior to the Merger, Crescendo Advisors II, LLC, an affiliate of Eric S. Rosenfeld, made available to us certain general and administrative services, including office space, utilities and administrative support, as we required from time to time. We paid Crescendo Advisors II, LLC $10,000 per month for these services. Eric S. Rosenfeld is the majority owner of Crescendo Advisors II, LLC. Accordingly, Mr. Rosenfeld benefitted from providing these services to the extent of his interest in Crescendo Advisors II, LLC. However, this arrangement was solely for our benefit and is not intended to provide Mr. Rosenfeld compensation in lieu of a salary. We believe, based on rents and fees for similar services in the New York City metropolitan area, that the fee charged by Crescendo Advisors II, LLC was at least as favorable as we could have obtained from an unaffiliated person. Payment of these fees ended upon consummation of the Merger.

Prior to the Merger, as necessary to meet our working capital needs, Eric S. Rosenfeld, at the time our chairman of the board and chief executive officer, and Crescendo Advisors II, LLC, an affiliate of Mr. Rosenfeld, loaned us funds. Prior to the Merger, Crescendo Advisors II, LLC transferred its portion of such loans to David D. Sgro, at the time a director of ours and our chief financial officer. Currently, there are $500,000 in such loans outstanding evidenced by the Notes payable to Messrs. Rosenfeld and Sgro. Each Note, at the holder’s discretion, is convertible into the Convertible Debt Warrants at a price of $0.50 per Warrant. Immediately prior to the closing of the Merger, the Notes were amended and restated

solely to (i) extend the maturity date of the Notes to the 60th day after the Merger, and (ii) allow the Notes to be converted at any time after the Merger until the repayment in full of the Notes. On August 13, 2013 and October 9, 2013, we further amended and restated the Notes solely to extend the maturity date to October 22, 2013 and December 31, 2013, respectively. Conversion of the Notes remained subject to the effectiveness of stockholder approval. Stockholder approval of the Note Conversion was achieved by written consent of the holders of a majority of the shares of our common stock entitled to vote, as of June 24, 2013 and, as to the further amended and restated Notes, as of August 19, 2013 and October 9, 2013. Such approvals became effective on November 1, 2013, 20 days after the date we mailed an information statement to our stockholders informing them of such approvals.

From time to time, prior to the Merger, we reimbursed our officers and directors for reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. As of June 24, 2013 and December 31, 2012, we had reimbursed our Initial Stockholders an aggregate of approximately $28,325 and $19,750, respectively, for out-of-pocket business expenses incurred by them in connection with activities on our behalf.

Prior to the Merger, Jeff Hastings, Former SAE’s and our current executive chairman, individually and through his controlled company CLCH, which was the majority common stockholder of Former SAE and the holder of all of the Series A preferred stock of Former SAE, periodically paid expenses on behalf of Former SAE, which Former SAE reimbursed to Mr. Hastings on a dollar-for-dollar basis as cash became available. During the year ended December 31, 2012, Former SAE reimbursed Mr. Hastings $1.1 million in the aggregate for these expenses. The largest aggregate amount of such unreimbursed expenses that was outstanding at any time during 2012 was $302,000. As of December 31, 2012, there was $109,000 in unreimbursed expenses paid by Mr. Hastings on behalf of Former SAE. On February 27, 2013, the remaining $109,000 of unreimbursed expenses was repaid in full.

On January 1, 2009, Former SAE entered into a revolving credit agreement with CLCH, which provided for a credit line to Former SAE for working capital purposes of up to $3 million. Amounts outstanding under this credit agreement bore interest at a rate of 8.5% per annum and were payable on demand. During the year ended December 31, 2012, Former SAE made no payments of principal and interest to CLCH. The largest aggregate amount of principal outstanding under the credit agreement with CLCH during 2012 was $53,000. On February 7, 2013, the loan was repaid in full, and we do not intend to borrow any additional funds under this agreement.

Former SAE leased seismic equipment from Encompass, LLP and Seismic Management, LLP, pursuant to lease agreements executed in 2010. Brian Beatty, Former SAE’s and our current president and chief executive officer, together with his wife, owns a controlling interest in Encompass and owns all of the outstanding partnership interests in Seismic Management. The leases may be terminated by any party at any time. Aggregate rent paid by Former SAE to Encompass and Seismic Management was $1.3 million for the year ended December 31, 2012. Former SAE purchased leased equipment from Encompass and Seismic Management for $1 million during the three months ended March 31, 2013. The leases have been assumed by Merger Sub as a result of the Merger.

On January 1, 2009, Former SAE entered into a revolving credit agreement with Encompass, which provided for a credit line to Former SAE for working capital purposes of up to $3 million. Amounts outstanding under this credit agreement bore interest at a rate of 15% per annum and were payable on demand. During the year ended December 31, 2012, Former SAE made payments of principal and interest to Encompass of $2.1 million and $445,000, respectively. The largest aggregate amount of principal outstanding under the credit agreement with Encompass during 2012 was $2.1 million. As of the date of this Prospectus/Offer to Exchange, there was no balance outstanding under the credit agreement, and we do not intend to borrow any additional funds under this agreement.

On January 1, 2012, Former SAE borrowed approximately $375,000 for working capital purposes from Peggy Siegfried. Mrs. Siegfried is the wife of David Siegfried, Former SAE’s and our current executive vice president of business development, and Mr. and Mrs. Siegfried collectively own 15,404 exchangeable shares issued by our subsidiary, 1623753 Alberta Ltd., which may be exchanged for their allocable portion of the

Merger consideration. The loan was evidenced by a promissory note made payable to Mrs. Siegfried, which provided for interest on the outstanding principal amount at a rate of nine percent per annum and was due in full by December 31, 2012. On December 17, 2012, Former SAE repaid the full principal amount of the promissory note, plus all accrued interest, in the aggregate amount of $405,000.

On October 31, 2013, in connection with the execution of Amendment No. 3 to our 2012 Credit Agreement, CLCH, Seismic Management Holdings Inc. and Brent Whiteley, entered into a waiver agreement with us, pursuant to which they agreed to allow us to withhold the interest payments payable to them in respect of their individual interests as stockholders of Former SAE under the $17.5 million note issued in connection with the Merger, until such payments are permitted to be made under the 2012 Credit Agreement, which is expected to be in the fourth quarter of 2014. We expect to accrue $644,778 of such interest payments during the remainder of 2013 and to accrue an additional $644,778 during the first three quarters of 2014.

On November 20, 2013, Eric S. Rosenfeld, a member of our board of directors, purchased 200,000 Public Warrants on the open market at a price of $0.70 per Warrant.

On December 6, 2013, we issued 6,518 shares of our common stock to each of Gary Dalton, Gregory R. Monahan, Eric S. Rosenfeld and David D. Sgro, as the non-employee directors serving on a committee of our board, for an aggregate of 26,072 shares. The issuances were made pursuant to awards authorized by our board of directors on June 24, 2013, subject to the effectiveness of our Non-Employee Director Plan, for a number of shares equal to $50,000 divided by the average of the last sale prices of our common stock for five consecutive trading days ending two days before issuance. Each issuance was made effective as of November 1, 2013, the effective date of our Non-Employee Director Plan, and evidenced by a Notice of Stock Award and Agreement with each such director.

In addition, descriptions of certain other agreements we entered into with certain related persons, including Messrs. Rosenfeld and Sgro and CLCH, are included in the section of this Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities” beginning on page 31, which is incorporated herein by reference. Descriptions of the registration rights agreements we entered into with certain holders of our securities, including Messrs. Rosenfeld and Sgro and CLCH, are included in the section of this Prospectus/Offer to Exchange entitled “Description of Our Securities — Registration Rights” beginning on page 93, which is incorporated herein by reference.

DESCRIPTION OF SECURITIES

General

As of the date of this Prospectus/Offer to Exchange, we are authorized to issue 55,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of January 3, 2014, 13,428,736 shares of our common stock were outstanding, held by 53 stockholders of record, and no shares of our preferred stock were outstanding. In addition, as of January 3, 2014, we had outstanding 14,000,000 Warrants, held by 14 holders of record, and the Notes, which are convertible into an aggregate of 1,000,000 Warrants at the option of the holders of the Notes. Stockholder approval of the Note Conversion was achieved by written consent of the holders of a majority of the shares of our common stock entitled to vote and became effective on November 1, 2013, 20 days after the date we mailed an information statement to our stockholders informing them of such approval.

Common Stock

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by our stockholders, including the election of our board of directors. Our board of directors is divided into three classes and consists of eight directors, of whom three will serve until the annual meeting of our stockholders to be held in 2014, two will serve until the annual meeting to be held in 2015 and three will serve until the annual meeting to be held in 2016. Thereafter, each class will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors. Three of our executive officers and directors, Jeff Hastings, Brian Beatty and Brent Whiteley, have economic ownership of approximately 35.8% of the outstanding shares of our common stock. With voting proxies that have been granted to CLCH, an affiliate of Mr. Hastings, Messrs. Hastings, Beatty and Whiteley currently have the power to vote approximately 50.9% of the outstanding shares of our common stock and, accordingly, to determine the outcome of all matters submitted to our stockholders for approval, including the election of our directors.

Other than as set forth below and in the section of this Prospectus/Offer to Exchange entitled “The Offer — Transactions and Agreements Concerning Our Securities” beginning on page 31, our common stockholders have no liquidation, conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock.

Preferred Stock

There are no shares of our preferred stock outstanding. Our second amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Each Public Warrant, which was issued in our initial public offering of Units, currently entitles the registered holder to purchase one share of common stock at a price of $12.00 per share at any time. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective by the six month anniversary of the consummation of the Merger, or December 24, 2013, holders of Public Warrants may, until such time as there is such an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis in the same manner as if we called the Public Warrants for redemption and required all holders to exercise their Public Warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. In such event, each holder would pay the exercise price by surrendering its Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying such Public Warrants, multiplied by the difference between the exercise price of such Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of our common stock for the 10 trading days ending on the trading day prior to the date of exercise. Public Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful. The Public Warrants will expire three years from the date of consummation of the Merger, or June 24, 2016, at 5:00 p.m., New York City time.

We issued the Private Warrants in a private placement conducted at the same time as our initial public offering of the Units. The Private Warrants, along with the Convertible Debt Warrants, are identical to the Public Warrants sold in our initial public offering except that the Private Warrants and the Convertible Debt Warrants are exercisable for cash (even if a registration statement covering the shares of common stock issuable upon exercise of such Warrants is not effective) or on a cashless basis, at the holder’s option, and are not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the Public Warrants, and any Private Warrants or Convertible Debt Warrants that are no longer held by the initial purchasers or their affiliates, in whole and not in part, at a price of $0.01 per Warrant:

•	at any time while such Warrants are exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each such Warrant holder;
•	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $15.00 per share for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to such Warrant holders; and
•	if, and only if, there is a current registration statement in effect for the shares of common stock underlying such Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless such Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” will mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. Whether we will exercise our option to require all holders to exercise their Warrants on a “cashless basis” will depend on a variety of factors including the price of our shares of common stock at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

The Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Warrants (including the Private Warrants issued in a private placement to our Initial Stockholders and to EarlyBirdCapital, Inc., the representative of the underwriters for our initial public offering, and its designees) in order to make any change that adversely affects the interests of the registered holders.

In connection with the closing of the Merger, we entered into an amendment to the warrant agreement with Continental Stock Transfer & Trust Company, as warrant agent, which amended the Warrants to (i) increase the exercise price of the Warrants from $7.50 to $12.00 per share of our common stock and (ii) increase the redemption price of the Warrants from $12.50 to $15.00 per share of our common stock.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record by such holder on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue shares of common stock pursuant thereto unless at the time a holder seeks to exercise such Warrant, a prospectus relating to the shares of common stock issuable upon exercise of such Warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such Warrants. Under the terms of the warrant agreement, we agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the Public Warrants until the expiration of such Warrants.

No fractional shares will be issued upon exercise of the Warrants pursuant to their terms. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder.

Registration Rights

The holders of our Initial Shares, as well as the holders of our Private Warrants and the Convertible Debt Warrants (or shares issued upon the exercise or exchange of such Warrants), will be entitled to registration under the Securities Act of such Initial Shares or shares issued upon the exercise or exchange of such Warrants, as applicable, pursuant to an agreement signed on June 20, 2011. The holders of a majority of these securities are entitled to make up to two demands that we register such shares. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Warrants and the Convertible Debt Warrants (or underlying securities or shares issued upon the exercise or exchange of such Warrants) can elect to exercise these registration rights at any time. In addition, the holders have certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to the Merger, but not the registration statement of which this Prospectus/Offer to Exchange is a part. We will bear the expenses incurred in connection with the filing of any such registration statements.

We entered into a registration rights agreement with CLCH at the closing of the Merger. CLCH became an “affiliate” of ours, as the term “affiliate” is defined under Rule 144 of the Securities Act, as a result of the issuance of shares of our common stock in the Merger. Notwithstanding such registration rights, the sale restriction contained in the lock-up agreement entered into between CLCH and us in connection with the Merger will remain in effect for the balance of the one-year period after the closing date of the Merger. Under the registration rights agreement, CLCH is entitled to demand that we register the shares issued to it in the Merger under the Securities Act. CLCH can elect to exercise these registration rights at any time after the closing of the Merger. CLCH has certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to consummation of the Merger. In addition, holders of warrants issued by Former SAE also have “piggy-back” registration rights with respect to certain registration statements we file as to the shares of our common stock issuable upon exercise of such warrants. None of these “piggy-back” registration rights apply to the registration statement of which this Prospectus/Offer to Exchange is a part.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. This statute prevents us, under certain circumstances, from engaging in a “business transaction” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business transaction” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded common stock; or
•	on or subsequent to the date of the transaction, the business transaction is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

LEGAL MATTERS

The validity of the common stock covered by this Prospectus/Offer to Exchange has been passed upon for us by Strasburger & Price, LLP. Strasburger & Price, LLP has also provided an opinion regarding certain federal income tax matters relating to the Offer and the common stock covered by this Prospectus/Offer to Exchange.

EXPERTS

The audited consolidated financial statements included in this Prospectus/Offer to Exchange and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available to the public through the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including certain SEC filings, is also available free of charge through the Investor Relations section of our website, located at http://www.saexploration.com. However, the information on our website is not a part of this Prospectus/Offer to Exchange or any accompanying prospectus supplement.

SAExploration Holdings, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2013 and December 31, 2012
(In thousands, except share amounts)

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,762	$15,721
Restricted cash	798	3,701
Accounts receivable	46,264	27,585
Deferred costs on contracts	6,112	5,911
Prepaid expenses	8,401	8,553
Deferred tax asset, net	122	902
Total current assets	78,459	62,373
Property and equipment, net	61,637	70,456
Intangible assets, net	1,339	1,478
Goodwill	2,232	2,306
Deferred loan issuance costs, net	8,700	9,066
Deferred tax asset, net	590	1,622
Other assets	680	674
Total assets	$153,637	$147,975
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$31,369	$12,309
Accrued liabilities	3,787	5,435
Income and other taxes payable	8,721	5,896
Accrued payroll liabilities	2,800	3,247
Notes payable – current portion	800	800
Notes payable to related parties	500	53
Deferred revenue – current portion	5,506	6,145
Capital lease – current portion	616	818
Total current liabilities	54,099	34,703
Long-term portion of notes payable, net	79,532	78,493
Long-term portion of notes payable to related parties	12,267	—
Long-term portion of capital leases	717	1,054
Deferred revenue – non-current portion	—	3,175
Deferred tax liabilities, net	241	241
Warrant liabilities	—	1,244
Total liabilities	146,856	118,910
Commitments and contingencies (See Note 3)
Convertible preferred stock of Former SAE, $0.0001 par value, 5,000,000 shares authorized; Series A preferred stock, $1.00 stated value, 5,000,000 shares retired as a result of the Merger	—	5,000
Former Trio preferred Stock, $0.0001 par value, 1,000,000 authorized shares and no outstanding shares	—	—
Stockholders’ equity:
Common Stock, $0.0001 par value, 55,000,000 authorized, and 13,402,664 and 6,321,848 issued and outstanding at September 30, 2013 and December 31, 2012, respectively	2	1
Additional paid-in capital	26,301	1,907
Retained earnings	(17,541)	21,801
Accumulated other comprehensive (loss) income	(1,981)	356
Total stockholders’ equity	6,781	24,065
Total liabilities and stockholders’ equity	$153,637	$147,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Three Month Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenue from services	$47,429	$75,467	$174,575	$211,647
Direct operating expenses, including depreciation expense of $3,4426 and $3,261 for the three months ended September 30, 2013 and 2012, respectively, and $10,378 and $8,728 in the nine months ended September 30, 2013 and 2012, respectively	51,562	64,586	148,472	172,913
Gross profit	(4,133)	10,881	26,103	38,734
Selling, general and administrative expenses	7,674	7,556	20,281	19,576
Merger costs	591	—	1,174	—
Depreciation and amortization	259	171	781	459
Loss on sale of assets	18	(166)	121	189
Income from operations	(12,675)	3,270	3,746	18,510
Other income (expense):
Other, net	151	(316)	(1,294)	(25)
Interest expense, net	(4,667)	(632)	(11,489)	(1,471)
Foreign exchange (loss) gain, net	120	470	(1,179)	521
Total other expense, net	(4,406)	(487)	(13,962)	(975)
(Loss) income before income taxes	(17,081)	2,792	(10,216)	17,535
Provision for income taxes	12,615	310	13,863	2,227
Net (loss) income	$(29,696)	$2,482	$(24,079)	$15,308
Basic and diluted (loss) income per common share
Weighted average shares outstanding – basic	13,402,664	5,685,288	8,861,612	5,685,288
(Loss) income per share – basic	$(2.22)	$0.44	$(2.72)	$2.69
Weighted average shares outstanding – diluted	13,402,664	5,685,288	8,861,612	5,685,288
(Loss) income per share – diluted	$(2.22)	$0.44	$(2.72)	$2.69

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net (loss) income	$(29,696)	$2,482	$(24,079)	$15,308
Other items of comprehensive (loss) income, foreign currency translation net of tax	(47)	(9)	(2,337)	866
Total other comprehensive (loss) income	$(29,743)	$2,473	$(26,416)	$16,174

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2013 and 2012
(In thousands)

	2013	2012
Operating activities:
Net income	$(24,079)		$15,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	11,159		9,188
Amortization of loan costs and debt discounts	2,477		—
Payment in kind interest	1,520		—
Deferred income taxes	1,812		(338)
Loss on sale of property and equipment	121		189
Share-based compensation	114		—
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(18,679)		(15,284)
Deferred costs on contracts	(201)		(693)
Accounts payable	18,773		(1,057)
Income and other taxes payable	2,825		4,444
Other	(2,975)		(3,384)
Net cash provided by operating activities	(7,133)		8,373
Investing activities:
Purchase of property and equipment	(3,906)		(28,100)
Business acquisition, net of cash acquired	—		(760)
Proceeds from sale of property and equipment	—		486
Net cash (used in) investing activities	(3,906)		(28,374)
Financing activities:
Principal borrowings on notes payable	—		70,122
Net proceeds from Merger	35,277		—
Repayments of notes payable	(653)		(41,049)
Payment of debt issuance costs	(1,500)		—
Merger costs	(5,027)		—
Repayments of capital lease obligations	(637)		(894)
Dividend payments on common shares	(10,000)		—
Dividend payments on preferred shares	(5,084)		(112)
Net cash provided by financing activities	12,376		28,067
Effects of exchange rate changes on cash	(296)		882
Net change in cash and cash equivalents	1,041		8,948
Cash at the beginning of period	15,721		4,978
Cash at the end of period	$16,762		$13,926
Supplemental disclosures of cash flow information:
Interest paid	$6,871		$1,450
Income taxes paid	$3,299		$234
Non-cash investing and financing activities:
Dividends accrued but unpaid on common shares	$—		$—
Dividends accrued but unpaid on preferred shares	$1,072		$819
Capital assets acquired under capital lease	$98		$85
Cash flow impact of Merger	$40,277	$	N/A

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY
(In thousands, except share amounts)

	Number of Common Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (deficit)	Total Stockholders’ Equity
Balance at December 31, 2011	5,685,288	$1	$1,886	$(610)	$12,341	$13,618
Dividends	—	—	—	—	(393)	(393)
Foreign currency translation	—	—	—	866	—	866
Net income	—	—	—	—	15,308	15,308
Balance at September 30, 2012	5,685,288	$1	$1,886	$256	$27,256	$29,399
Balance at December 31, 2012	6,321,848	$1	$1,907	$356	$21,801	$24,065
Dividends	—	—	—	—	(15,263)	(15,263)
Forfeitures of restricted stock	(8,549)	—	—	—	—	—
Warrants converted to stock as a result of the merger	135,144	—	1,293	—	—	1,293
Merger transaction	6,954,221	1	28,014	—	—	28,015
Merger costs	—	—	(5,027)	—	—	(5,027)
Share-based compensation	—	—	114	—	—	114
Foreign currency translation	—	—	—	(2,337)	—	(2,337)
Net income	—	—	—	—	(24,079)	(24,079)
Balance at September 30, 2013	13,402,664	$2	$26,301	$(1,981)	$(17,541)	$6,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 1 — GENERAL INFORMATION

SAExploration Holdings, Inc. and its subsidiaries (collectively, the “Corporation”) is a geophysical seismic services company offering a full range of seismic data acquisition services including program design, planning and permitting, camp services, survey, drilling, recording, reclamation and in-field processing. The Corporation’s services include the acquisition of 2D, 3D, time-lapse 4D and multi-component seismic data on land, in transition zones between land and water and in shallow water, as well as seismic data field processing. The Corporation’s customers include national oil companies, major international oil companies and independent oil and gas exploration and production companies in North America, South America and Southeast Asia. Seismic data is used by the Corporation’s customers to identify and analyze drilling prospects and maximize successful drilling.

The Corporation was initially formed on February 2, 2011 under the name Trio Merger Corp. (the Corporation, prior to the Merger described below, “Former Trio”) as a blank check company in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more business entities. On December 10, 2012, the Corporation entered into an Agreement and Plan of Reorganization, as amended by a First Amendment to Agreement and Plan of Reorganization dated as of May 23, 2013 (the “Merger Agreement”), with Trio Merger Sub, Inc. (“Merger Sub”), the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”), and CLCH, LLC (“CLCH”), which contemplated Former SAE merging with and into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of the Corporation (the “Merger”). On June 24, 2013, the parties consummated the Merger (the “Closing”).

The Merger was accounted for as a reverse acquisition in accordance with GAAP. Under this method of accounting, Former Trio was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Former SAE comprising the ongoing operations of the combined entity, Former SAE senior management comprising the senior management of the combined company, and the Former SAE common stockholders having a majority of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Former SAE issuing stock for Former Trio’s net assets, accompanied by a recapitalization. Former Trio’s net assets were stated at fair value, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of Former SAE. The equity structure after the Merger reflects Former Trio’s equity structure.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying (a) balance sheet as of December 31, 2012, which has been derived from audited financial statements, and (b) unaudited condensed consolidated financial statements of the Corporation have been prepared in accordance with U.S. GAAP for interim financial information and are presented pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain financial information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Corporation’s and Former SAE’s audited consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2012. These audited financial statements can be found within the definitive proxy statement/information statement filed by the Corporation with the Securities and Exchange Commission on May 31, 2013. These unaudited condensed consolidated financial statements should also be read in conjunction with Former SAE’s unaudited restated condensed consolidated financial statements and the notes thereto for the quarter ended March 31, 2013. These unaudited restated condensed consolidated financial statements can be found within the Form 8-K/A (Amendment No. 2) filed by the Corporation with the Securities and Exchange Commission on August 27, 2013. In the opinion of management, the unaudited condensed financial statements included herein contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the Corporation’s financial position as of

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

September 30, 2013 and December 31, 2012, the results of operations for the three and nine months periods ended September 30, 2013 and 2012 and cash flows for the nine months ended September 30, 2013 and 2012. The results of operations for interim periods are not necessarily indicative of the results expected for the full year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized obligations recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The cyclical nature of the Corporation’s industry may affect the Corporation’s customers’ operating performance and cash flows, which could impact the Corporation’s ability to collect on these obligations.

Additionally, some of the Corporation’s customers are located in certain international areas that are inherently subject to economic, political and civil risks, which may impact the Corporation’s ability to collect receivables.

The Corporation maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio. It utilizes the specific identification method for establishing and maintaining the allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2013, no allowance for doubtful accounts and no bad debt expense were recorded for the reporting periods.

Revenue Recognition

The Corporation’s services are provided under master service agreements with its customers that set forth certain obligations of the Corporation and its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every data acquisition project. Customer contracts for services vary in terms and conditions. Contracts are either “turnkey” (fixed price) agreements that provide for a fixed fee per unit of measure to be paid to the Corporation, or “term” (variable price) agreements that provide for a fixed hourly, daily or monthly fee during the term of the project. Under turnkey agreements, the Corporation recognizes revenue based upon output measures as work is performed. This method requires that the Corporation recognize revenue based upon quantifiable measures of progress, such as square or linear kilometers surveyed or each unit of data recorded. Expenses associated with each unit of measure are immediately recognized. If it is determined that a contract will have a loss, the entire amount of the loss associated with the contract is immediately recognized. Revenue under a “term” contract is billed as the applicable rate is earned under the terms of the agreement. With respect to those contracts where the customer pays separately for the mobilization of equipment, the Corporation recognizes such mobilization fees as revenue during the performance of the seismic data acquisition, using the same performance method as for the seismic work. To the extent costs have been incurred in relation to the Corporation’s service contracts where the revenue is not yet earned those costs are capitalized and deferred within deferred costs on contracts until the revenue is earned, at which time it is expensed. The Corporation invoices customers for certain out-of-pocket expenses under the terms of the contracts. Amounts billed to customers are recorded in revenue at the gross amount including out-of-pocket expenses. The Corporation also utilizes subcontractors to perform certain services to facilitate the completion of customer contracts. The Corporation bills its customers for the cost of these subcontractors plus an administrative fee. The Corporation records amounts billed to its customers related to subcontractors at the gross amount and records the related cost of subcontractors as cost of sales.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Deferred Revenue

Deferred revenue primarily represents amounts billed or payments received for services in advance of the services to be rendered over a future period or advanced payments from customers related to equipment leasing.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Corporation has cash in banks which, at times, may exceed insured limits, established in the United States and foreign countries. The Corporation has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and short-term investments. The Corporation conducts operations outside the United States, which exposes the Corporation to market risks from changes in exchange rates. As of September 30, 2013 and December 31, 2012, the balances of cash in subsidiaries outside of the United States totaled $7,767 and $7,473, respectively.

Goodwill

Goodwill represents the excess of costs over the fair value of assets acquired in the Datum Exploration Ltd. acquisition. The change in goodwill is the result of currency translation.

In accordance with ASC Topic 350, “Goodwill and Other” (previously known as “SFAS No. 142”), the Corporation reviews its goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. The provisions of ASC Topic 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. In determining the fair value of the Corporation’s reporting units, the Corporation relied on the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the discounted cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue, MVIC to earnings before interest and taxes, MVIC to cash flow, etc.) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value.

The Corporation completed its annual goodwill impairment test during the third quarter of 2013 and determined that the carrying amount of goodwill was not impaired.

Restricted Cash

Restricted cash consists primarily of cash collateral for performance guarantees, letters of credit and custom bonds. As of September 30, 2013 and December 31, 2012 restricted cash was $798 and $3,701, respectively, principally as a result of one performance bond in one country outside of the United States.

Foreign Exchange Gains and Losses

The unrealized foreign currency exchange gain (loss) included in accumulated other comprehensive income was $(47) and $(9) for the three months ended September 30, 2013 and 2012, respectively.

The unrealized foreign currency exchange gain (loss) included in accumulated other comprehensive income was $(2,337) and $866 for the nine months ended September 30, 2013 and 2012, respectively.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Commitments and Contingencies

The Former SAE common stockholders, as a result of the Merger, have the right to receive up to 992,108 additional shares (which includes 44 shares that may be issued in lieu of fractional shares) of the Corporation’s common stock after the Closing based on the achievement of specified earnings targets by the Corporation for the 2013 and the 2014 fiscal years.

Since the contingent consideration is considered to be equity, it did not impact the net assets recorded by the Corporation.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

In the ordinary course of business, the Corporation can be involved in legal proceedings involving contractual and employment relationships, liability claims, and a variety of other matters. As of September 30, 2013 and December 31, 2012, the Corporation did not have any legal proceedings that it expects would have a material impact on its financial position or results of operations.

Fair Value Measurements

The Corporation’s financial assets and liabilities measured at fair value as of September 30, 2013 are notes payable and at December 31, 2012 are notes payable and warrants. The fair value of the notes payable and warrants are based on Level 3 inputs based on an income and market approach. As of September 30, 2013 and December 31, 2012, some of the Corporation’s notes payable are recorded at historical cost net of applicable discounts, some are recorded at fair value. At December 31, 2012, the Corporations warrants were recorded at fair value.

Off-Balance Sheet Arrangements

The Corporation’s policies regarding off-balance sheet arrangements as of and for the three and nine months ended September 30, 2013 are consistent with those in place during, as of and for the year ended December 31, 2012. The Corporation did not have any off-balance sheet arrangements as of September 30, 2013 or December 31, 2012.

Net (Loss) Income Per Share

The Corporation complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Prior to the Merger on June 24, 2013, the Corporation had not considered the effect of warrants to purchase 14,000,000 shares of common stock or 1,000,000 warrants issuable upon conversion of notes payable to two of its stockholders in the calculation of diluted loss per share, since the exercise of the warrants were then contingent upon the occurrence of future events. At September 30, 2012, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised and converted into common stock and then share in the earnings of the Corporation. For the nine months ended September 30, 2013, the 130,644 shares attributable to the warrants of Former SAE which were convertible into its common stock as a result of the Merger were excluded from the computation of diluted net loss per share as their effect would be anti-dilutive. Because the Former SAE warrants were issued in November 2012, there was no impact on weighted average shares outstanding-diluted for the three and nine months ended September 30, 2012.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recently Issued Accounting Pronouncements

Foreign Currency Matters

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-05, which amends ASC Topic 830, “Foreign Currency Matters.” This ASU provides guidance on foreign currency translation adjustments when a parent entity ceases to have a controlling interest on a previously consolidated subsidiary or group of assets. The guidance is effective for fiscal years beginning on or after December 15, 2013. The Corporation is still evaluating what impact, if any, the adoption of this guidance will have on its financial condition, results of operations, cash flows or financial disclosures.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, this ASU is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this ASU has not had nor is it expected to have a material impact on the Corporation’s results of operations, financial position or disclosures.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11 — “Income Taxes (Topic 740): Presentation Of An Unrecognized Tax Benefit When A Net Operating Loss Carryforward, A Similar Tax Loss, Or A Tax Credit Carryforward Exists” requiring the presentation of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryfoward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryfoward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. The standards update is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The adoption of this standards update will not have a material impact on the Corporation’s consolidated financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at September 30, 2013 and December 31, 2012:

	Estimated Useful Life	2013	2012
Field operating equipment	3 – 10 years	$82,192	$82,798
Vehicles	3 – 5 years	3,599	2,408
Leasehold improvements	2 – 5 years	465	473
Software	3 – 5 years	1,141	1,063
Computer equipment	3 – 5 years	4,320	4,080
Office equipment	3 – 5 years	839	864
		92,556	91,686
Less: Accumulated depreciation and amortization		(30,919)	(21,230)
Total		$61,637	$70,456

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 3 — PROPERTY AND EQUIPMENT  – (continued)

The Corporation reviews the useful life and residual values of property and equipment on an ongoing basis considering the effect of events or changes in circumstances.

Total depreciation and amortization expense for the three months ended September 30, 2013 and 2012 was $3,701 and $3,432, respectively, of which $3,442 and $3,261, respectively, was recorded in direct operating expenses and $259 and $171, respectively, was recorded in depreciation and amortization. For the nine months ended September 30, 2013 and 2012, total depreciation and amortization expense was $11,159 and $9,188, respectively, of which $10,378 and $8,728, respectively, was recorded in direct operating expenses and $781 and $459, respectively, was recorded in depreciation and amortization.

NOTE 4 — NOTES PAYABLE

On November 28, 2012, Former SAE entered into a four year term Credit Agreement for $80 million (as amended, the “2012 Credit Agreement”). The Corporation joined the 2012 Credit Agreement, in the same capacity as Former SAE, in connection with the consummation of the Merger, and Merger Sub, as the surviving entity in the Merger, succeeded to the obligations of Former SAE. The 2012 Credit Agreement has requirements for principal payments of $200 to $250 per quarter until the note is due. The interest rate on borrowings under the 2012 Credit Agreement is 13.5%. The Corporation may elect to pay up to 2.5% of the interest as a payment in kind (“PIK”); the PIK amount of interest is added to the balance of the note. For the three and nine months ended September 30, 2013 the Corporation elected to exercise the PIK option and $525 and $1,520, respectively, was expensed to interest and added to the balance of the note. At the time Former SAE entered into Amendment No. 2 on June 24, 2013, Former SAE and the Borrowers under the 2012 Credit Agreement received a commitment to fund, at Former SAE’s election and subject to the satisfaction of customary closing conditions, the full $20 million of the additional loans available to the borrowers under the 2012 Credit Agreement. The commitment expired unexercised on October 5, 2013.

A credit agreement with CLCH, a company controlled by Jeff Hastings, the Corporation’s Executive Chairman, was entered into by Former SAE on January 1, 2009 for a maximum credit line of $3,000 which carried an annual interest rate of 8.5% and was due on demand. As of December 31, 2012, the outstanding balance was $53. The credit line has been closed and the balance of this loan was paid off in February 2013.

The Corporation issued a promissory note to CLCH, as a representative of the Former SAE stockholders, at the Closing on June 24, 2013, as Merger consideration to the Former SAE stockholders with a stated amount of $17,500 and a fair value of $11,775. The note is unsecured, is subordinate to the borrowings outstanding under the 2012 Credit Agreement, carries an annual interest rate of 10%, with interest payments subject to certain restrictions under the 2012 Credit Agreement, and is due and payable in full on June 24, 2023. As of September 30, 2013, the outstanding balance was $17,500 with a fair value of $12,267 which is being accreted to the principal balance over the life of the note through interest expense.

The Corporation owes notes to related parties at a stated value of $500 which are convertible into 1,000,000 warrants with an exercise price of $12 per warrant.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 4 — NOTES PAYABLE  – (continued)

Notes payable at September 30, 2013 and December 31, 2012 consist of the following:

	2013	2012
Amount outstanding under 2012 Credit Agreement	$80,820	$79,900
Unamortized loan discount	(488)	(607)
Net loan	80,332	79,293
Less current maturities of notes payable	(800)	(800)
Long term portion of notes payable	79,532	78,493
Notes payable to Former SAE stockholders-related parties – long-term portion	12,267	—
Notes payables to related parties – current portion	—	53
Notes payable to Former Trio stockholders – current portion	500	—
Total notes payable to related parties	12,767	53
Total notes payable	$92,299	$78,546

NOTE 5 — INCOME TAXES

Income before income taxes attributable to U.S. (including its foreign branches) and foreign operations, tax provision, and effective tax rate for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Pre-tax (loss) income – U.S.	$(9,110)	$4,851	$(10,998)	$13,680
Pre-tax (loss) income – Foreign	(7,971)	(2,059)	782	3,855
Total	$(17,081)	$2,792	$(10,216)	$17,535
Tax (benefit) provision	$12,615	$310	$13,863	$2,227
Effective tax rate	(74)%	11%	(136)%	13%

The Corporation’s income tax provision increased $12.3 million and $11.6 million for the three and nine months ended September 30, 2013, respectively, compared to the three and nine months ended September 30, 2012, respectively, primarily as a result of pre-tax losses in the U.S., the recording of a valuation allowance of approximately $11.0 million for the prior year deferred tax assets, the current period U.S. losses and foreign tax credits. The pre-tax losses in the U.S. increased primarily due to the increased operating loss and the increased interest incurred in the three and nine months ended September 30, 2013, related to the 2012 Credit Agreement and the Former SAE stockholders’ note discussed in Note 4.

The Corporation believes that it is more likely than not that the benefit from certain net operating losses (“NOL”) carryforwards and foreign tax credits will not be realized. In recognition of this risk, the Corporation during the third quarter has provided a valuation allowance of approximately $11.0 million on the deferred tax assets relating to these NOL carryforwards and foreign tax credits.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 6 — FORMER SAE CONVERTIBLE PREFERRED STOCK

The following table represents the accrued, paid and unpaid dividends included in accrued liabilities for Former SAE preferred shares, which were retired as a result of the Merger on June 24, 2013, as of the dates set forth below:

	2013	2012
January 1	$894	$537
Accrual	131	131
Payment	(42)	(14)
March 31	$983	$654
Accrual	131	131
Special dividend	5,000	—
Payment	(5,042)	(56)
June 30	$1,072	$729
Accrual	—	90
Payment	—	—
September 30	$1,072	$819

NOTE 7 — STOCKHOLDERS’ EQUITY

Stock compensation was expensed and additional paid-in capital increased by $114 in 2013 as a result of the restricted stock grants made by Former SAE in 2012. Other than the Merger, discussed in Note 1, when all restricted stock of the Former SAE stockholders outstanding immediately prior to the Merger became fully vested and were exchanged for stock of the Corporation, there were no other significant equity transactions.

NOTE 8 — RELATED PARTY TRANSACTIONS

From time to time, the Corporation enters into transactions in the normal course of business with related parties.

In February 2013, the Corporation repaid its loan from CLCH in the amount of $53. The Corporation acquired assets in the amount of $1,000, for the nine months ended September 30, 2013 from Encompass and Seismic Management, LLP. Brian A. Beatty, the Corporation’s President and CEO, together with his wife, owns a controlling interest in Encompass and owns all of the outstanding partnership interests in Seismic Management.

Also see Note 4 for discussion of the Corporation’s note with Former SAE stockholders and notes with related parties.

NOTE 9 — EMPLOYEE BENEFITS

The Corporation offers a Retirement Registered Saving Plan for all eligible employees. The Corporation matches each employee’s contributions up to a maximum of 10% of the employee’s base salary or until the Canada Revenue Agency annual limit is reached. For the three and nine months ended September 30, 2013 and 2012, respectively, the Corporation expensed matching contributions totaling of $68 and $267, respectively, and $67 and $251, respectively.

The Corporation offers a 401(k) Plan for all eligible employees. The Corporation matches each employee’s contributions up to a maximum of 4% of the employee’s base salary. For the three and nine months ended September 30, 2013, respectively, the Corporation expensed matching contributions totaling $28 and $35, respectively. The 401(k) Plan was established in second quarter 2013.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 9 — EMPLOYEE BENEFITS  – (continued)

On June 21, 2013 the stockholders approved the Corporation’s 2013 Long-Term Incentive Compensation Plan for the benefit of certain employees performing services for the Corporation. The plan reserves up to 792,513 shares of the Corporation’s common stock for issuance in accordance with the plan’s terms including a maximum of up to 396,256 shares that may be issued pursuant to awards of restricted stock. As of September 30, 2013, no shares have been issued under the plan.

NOTE 10 — GEOGRAPHIC AND RELATED INFORMATION

The Corporation reports its contract services operations as a single reportable segment: Contract Seismic Services. The following table sets forth revenues and identifiable assets by region based on the location of the service provided:

	Revenues (In thousands)				Identifiable Assets (In thousands)
	Three Months Ended September 30,		Nine Months Ended September 30,		As of September 30, 2013	As of December 31, 2012
	2013	2012	2013	2012
North America	$32,545	$34,066	$85,934	$110,140	$56,556	$68,485
South America	9,463	40,050	64,690	95,892	6,888	6,316
Southeast Asia	5,421	1,351	23,951	5,615	2,477	1,963
Total	$47,429	$75,467	$174,575	$211,647	$65,920	$76,764

For the quarter ended September 30, 2013, there were two customers individually that exceeded 10% of the revenues which aggregated 64% of the Corporation’s quarterly revenues. Customer D revenue was $24.8 million and customer H revenue was $5.4 million. For the nine months ended September 30, 2013 there were two customers individually that exceeded 10% of the revenues, which aggregated 54% of the Corporation’s revenues for the nine months ended September 30, 2013. Customer E revenue was $55.2 million and customer D revenue was $39.1 million.

For the quarter ended September 30, 2012, there were three customers individually that exceeded 10% of the revenue which aggregated 83% of the Corporation’s quarterly revenue. Customer J revenue was $31.1 million, customer K revenue was $18.9 million, and customer L revenue was $12.5 million. For the nine months ended September 30, 2012 there were four customers individually that exceeded 10% of the revenue which aggregated 73% of the Corporation’s quarterly revenue. Customer J revenue was $77.8 million, customer L revenue was $27.2 million, customer K revenue was $26.8 million, and customer M revenue was $21.8 million.

NOTE 11 — FINANCIAL INSTRUMENTS

The following table presents the carrying amount and estimated fair value of our financial instruments recognized at fair value on a recurring basis.

		Fair Value
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Note payable to Former SAE stockholders as of September 30, 2013	$12,267	—	—	$12,267
Warrant liabilities as of December 31, 2012	$1,244	—	—	$1,244

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 11 — FINANCIAL INSTRUMENTS  – (continued)

The Corporation records its 2012 Credit Agreement at a carrying amount of $80,332 and $79,293, respectively, and estimated its fair value to be $80,820 and $79,900, respectively, as of September 30, 2013 and December 31, 2012, respectively. The Corporation records certain notes payable at a carrying amount of $500 and estimated their fair value to be $918 as of September 30, 2013.

NOTE 12 — SUBSEQUENT EVENTS

On October 10, 2013 the Corporation mailed an information statement on Schedule 14C to Corporation’s stockholders (which became effective on November 1, 2013) relating to amending the convertible promissory notes of Eric S. Rosenfeld and David D. Sgro, who are directors and founding stockholders of the Corporation, with aggregate principal amounts of $300,000 and $200,000, respectively, to extend the maturity date to December 31, 2013. Also, the principal balance of the Notes may be converted, at the holder’s option, to warrants at a price of $0.50 per warrant, or up to an aggregate of 1,000,000 warrants (the “Convertible Debt Warrants”), upon the effectiveness of stockholder approval of the conversion. Each Convertible Debt Warrant will be exercisable for one share of our common stock at a cash exercise price of $12.00, or on a “cashless basis” at the holder’s option. The Convertible Debt Warrants will expire on June 24, 2016. Messrs. Rosenfeld and Sgro intend to exchange the Convertible Debt Warrants. This note Conversion constitutes an equity compensation arrangement for Messrs. Rosenfeld and Sgro.

On October 31, 2013, the Corporation entered into an Amendment No. 3 to Credit Agreement to lower the total capital expenditure limits for 2013 and 2014 from $47.5 million and $30.0 million, respectively, to $18.0 million, relax certain other financial covenants, and obtain certain limited waivers. These limited waivers related to failure to comply with the financial covenants for the quarter ended September 30, 2013, the existence of the convertible notes issued to Eric S. Rosenfeld and David D. Sgro, any failure to obtain the Administrative Agent’s approval of certain agreements concerning the Corporations securities, and the restatement of certain of the Corporation’s prior financial statements.

In addition, the Amendment No. 3 provides for certain restrictions until the date the Corporation’s financial statements for the third quarter of 2014 are delivered to the Administrative Agent including disallowance of the sale of the Corporation’s securities by certain Former SAE stockholders, limiting the payment of interest under the Corporation’s $17.5 million subordinated notes issued in connection with the Merger issued to the stockholders of Former SAE, and restricting the dividends that may be paid by the Corporation’s direct and indirect subsidiaries to their respective stockholders. In addition, Amendment No. 3 eliminates the conditional amendments included in the Amendment No. 2 and Consent to Credit Agreement dated as of June 24, 2013, which were conditioned upon the Corporation borrowing an additional $20 million under the Credit Agreement.

As modified by Amendment No. 3, the Corporation is in compliance with the covenants of the 2012 Credit Agreement as of September 30, 2013.

On October 31, 2013, in connection with the execution of Amendment No. 3 to the 2012 Credit Agreement, CLCH, Seismic Management Holdings Inc. and Brent Whiteley, entered into a waiver agreement with the Corporation, pursuant to which they agreed to allow the withholding of the interest payments payable to them in respect of their individual interests as stockholders of Former SAE under the $17.5 million note issued in connection with the Merger, until such payments are permitted to be made under the 2012 Credit Agreement, which is expected to be in the fourth quarter of 2014. The Corporation expects to accrue $644,778 of such interest payments for the fourth quarter of 2013 and to accrue an additional $644,778 during each of the first three quarters of 2014.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share amounts and as otherwise noted)

NOTE 12 — SUBSEQUENT EVENTS  – (continued)

On November 1, 2013, the Corporation’s non-employee director share incentive plan (the “2013 Non-Employee Director Plan”) became effective, which provides for discretionary grants of stock awards to the Corporation’s independent non-employee directors, as determined by the Corporation’s board of directors from time to time. The awards may take the form of unrestricted or restricted shares of the Corporation’s common stock or options to purchase shares of the Corporation’s common stock.

The Corporation has reserved 400,000 shares of common stock for issuance under the 2013 Non-Employee Director Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SAExploration Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SAExploration Holdings, Inc. (a Delaware corporation) and subsidiaries (formerly SAExploration Inc. and subsidiaries) (the “Corporation”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAExploration Holdings, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the 2011 and 2010 consolidated financial statements have been restated to correct errors.

/s/ GRANT THORNTON LLP

Miami, Florida
May 24, 2013

SAExploration Holdings, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011
(In thousands, except share amounts)

	2012	2011
		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	$15,721	$4,978
Restricted cash	3,701	108
Accounts receivable, net	27,585	33,872
Deferred costs on contracts	5,911	3,000
Prepaid expenses	8,553	2,589
Deferred tax asset, net	902	2,244
Total current assets	62,373	46,791
Property and equipment, net	70,456	41,068
Intangible assets, net	1,478	1,567
Goodwill	2,306	2,246
Deferred loan issuance costs, net	9,066	—
Deferred tax asset, net	1,622	26
Other assets	674	1,921
Total assets	$147,975	$93,619
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,309	$44,216
Accrued liabilities	5,435	2,723
Income and other taxes payable	5,896	3,964
Accrued payroll liabilities	3,247	2,383
Notes payable – current portion	800	5,423
Notes payables to related parties	53	1,970
Deferred revenue – current portion	6,145	3,756
Capital lease – current portion	818	915
Total current liabilities	34,703	65,350
Long term portion of notes payable, net	78,493	—
Long-term portion of capital leases	1,054	1,669
Deferred revenue – non-current portion	3,175	6,429
Deferred tax liabilities, net	241	1,553
Warrant liabilities	1,244	—
Total liabilities	118,910	75,001
Commitments and contingencies (See Note 2)
Convertible preferred stock, $0.0001 par value, 5,000,000 and 15,000,000 shares authorized, respectively; Series A preferred stock, $1.00 stated value, 5,000,000 shares issued and outstanding	5,000	5,000
Stockholders’ equity:
Common stock, $0.0001 par value,
Common: 1,250,000 shares authorized, 1,060,441 and 948,750 issued and outstanding, respectively	—	—
Exchangeable: 48,793 shares issued and outstanding, respectively
Additional paid-in capital	1,908	1,887
Retained earnings	21,801	12,341
Accumulated other comprehensive income (loss)	356	(610)
Total stockholders’ equity	24,065	13,618
Total liabilities and stockholders’ equity	$147,975	$93,619

The accompanying notes are an integral part of these consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
		(As restated)	(As restated)
Revenue from services	$257,359	$180,765	$133,792
Direct operating expenses, including depreciation expense of $11,411, $3,840, and $3,316 respectively	212,540	151,618	115,238
Gross profit	44,819	29,147	18,554
Selling, general and administrative expenses	25,714	16,117	7,390
Depreciation and amortization	720	190	177
Loss (gain) on sale of assets	148	(2)	—
Income from operations	18,237	12,842	10,987
Other income (expense):
Other expense, net	(1,133)	459	(329)
Interest expense, net	(3,786)	(624)	(674)
Loan prepayment fee	(2,209)	—	—
Foreign exchange gain, net	320	150	337
Total other expense, net	(6,808)	(15)	(666)
Income before income taxes	11,429	12,827	10,321
Provision for income taxes	1,444	3,319	4,500
Net income	9,985	9,508	5,821
Other items of comprehensive income (loss), net of tax Foreign currency translation	966	(695)	25
Comprehensive income	$10,951	$8,813	$5,846

The accompanying notes are an integral part of these consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands, except share amounts)

	Number of Common Shares Issued and Outstanding	Common Stock	Members’ Interest	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2009	—	$—	$(3,473)	$—	$60	$—	$(3,413)
Dividends	—	—	(525)	—	—	—	(525)
Foreign Currency translation	—	—	—	—	25	—	25
Net income (as restated)	—	—	5,821	—	—	—	5,821
Balance at December 31, 2010 (as restated)	—	—	1,823	—	85	—	1,908
Corporate conversion – member units to common shares	948,750	—	(1,823)	(1,535)	—	3,358	—
Exchangeable shares issued in connection with Datum acquisition	48,793	—	—	3,422	—	—	3,422
Dividends	—	—	—	—	—	(525)	(525)
Foreign currency translation	—	—	—	—	(695)	—	(695)
Net income (as restated)	—	—	—	—	—	9,508	9,508
Balance at December 31, 2011 (as restated)	997,543	—	—	1,887	(610)	12,341	13,618
Dividends	—	—	—	—	—	(525)	(525)
Share-based compensation	111,691	—	—	21	—	—	21
Foreign currency translation	—	—	—	—	966	—	966
Net income	—	—	—	—	—	9,985	9,985
Balance at December 31, 2012	1,109,234	$—	$—	$1,908	$356	$21,801	$24,065

The accompanying notes are an integral part of these consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
		(As restated)	(As restated)
Operating activities:
Net income	$9,985	$9,508	$5,821
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12,470	4,110	3,493
Write off of loan issuance costs	1,229	—	—
Deferred income taxes	(1,566)	(477)	(1,135)
Loss (gain) on sale of property and equipment	148	(2)	—
Share-based compensation	21	—	—
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	6,287	(13,665)	(10,845)
Restricted cash	(3,593)	68	1,310
Prepaid expenses	(5,964)	2,972	(1,361)
Deferred costs on contracts	(2,911)	(4)	799
Other assets	625	(1,247)	(365)
Accounts payable	(22,505)	14,941	10,487
Accrued liabilities	2,355	(3,875)	(1,541)
Accrued payroll liabilities	864	(356)	775
Deferred revenue	(865)	7,630	2,555
Income and other taxes payable	1,932	(802)	3,085
Other liabilities	—	(140)	(228)
Net cash (used in) provided by operating activities	(1,488)	18,661	12,850
Investing activities:
Purchase of property and equipment	(49,949)	(22,231)	(8,844)
Acquisition of business, net of cash received	(760)	(1,322)	—
Proceeds from sale of property and equipment	849	23	1,005
Net cash used in investing activities	(49,860)	(23,530)	(7,839)
Financing activities:
Principal borrowings on notes payable	118,247	4,139	2,284
Repayments on notes payable	(44,362)	(650)	(4,100)
Repayments of advances from related parties	(1,917)	(895)	(928)
Advances from related parties	—	1,192	1,648
Repayments of capital lease obligations	(1,122)	(47)	(170)
Dividend payments	(168)	(537)	(154)
Payments of loan issuance costs	(8,657)	—	—
Net cash provided by (used in) financing activities	62,021	3,202	(1,420)
Effects of exchange rate changes on cash and cash equivalents	70	(587)	430
Net change in cash and cash equivalents	10,743	(2,254)	4,021
Cash and cash equivalents at the beginning of period	4,978	7,232	3,211
Cash and cash equivalents at the end of period	$15,721	$4,978	$7,232
Supplemental disclosures of cash flow information:
Interest paid	$5,813	$689	$197
Income taxes paid	$2,503	$1,540	$2,875
Non-cash investing and financing activities:
Exchangeable shares issued in connection with Datum acquisition	$—	$3,422	$—
Deferred consideration related to the Datum acquisition	$—	$760	$—
Dividends accrued but unpaid	$525	$525	$—
Capital assets acquired under capital lease	$410	$2,289	$—

The accompanying notes are an integral part of these consolidated financial statements.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 1 — GENERAL INFORMATION

SAExploration Holdings, Inc. and subsidiaries (collectively, “the Corporation”) is a geophysical seismic services company offering a full range of seismic data acquisition services including program design, planning and permitting, camp services, survey, drilling, recording, reclamation and in-field processing. The Corporation’s services include the acquisition of 2D, 3D and time-lapse 4D seismic data on land, in transition zones between land and water and in shallow water, as well as seismic data field processing. The Corporation’s customers include national oil companies, major international oil companies and independent oil and gas exploration and production companies in North America, South America and Southeast Asia. Seismic data is used by the Corporation’s customers to identify and analyze drilling prospects and maximize successful drilling.

South American Exploration, LLC was formed on June 6, 2006. On August 5, 2011, South American Exploration, LLC completed a corporate conversion and established SAExploration, Inc., a Delaware corporation. As a result of this conversion, the former member units of the limited liability company were exchanged for equivalent shares of the new corporation. On October, 15, 2012 as part of a corporate restructuring, SAExploration Holdings, Inc. was formed and became the parent company for SAExploration, Inc. and its subsidiaries on November 26, 2012. The corporate restructurings did not have an impact on the results of operations.

The Corporation’s principal headquarters is located in Calgary, Alberta, Canada. The Corporation also has offices in Peru, Colombia, Papua New Guinea, Brazil, Bolivia, New Zealand, and Alaska. The Corporation’s operations are conducted through wholly-owned subsidiaries or branches. The branch in Peru is named South American Exploration S.A. (Sucursal del Peru), the branch in Colombia is South American Exploration, S.A. (Sucursal Colombiana), and the operations in Papua New Guinea are conducted through a Singapore subsidiary, Southeast Asian Exploration Pte. Ltd., the operations in Alaska are conducted through a subsidiary named NES, LLC (“NES”) and the operations in Canada are conducted through S.A. Exploration (Canada) Ltd., a wholly-owned subsidiary of 1623753 Alberta Ltd., which is wholly-owned by the Corporation. The branches in Brazil, Bolivia, and New Zealand are unincorporated divisions treated as branch offices.

On October 31, 2011, the Corporation acquired 100% of the membership interests in NES, whose sole member is a stockholder of the Corporation. The acquisition of NES was a common control merger and therefore, the operating results of NES have been consolidated into the Corporation’s financial statements from January 1, 2011. There were minimal operations of NES prior to January 1, 2011.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SAExploration Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements of the Corporation have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period.

The more significant areas requiring the use of management estimates and assumptions include accounting for contracts in process, determining useful lives for depreciation and amortization purposes,

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

allowances for doubtful accounts, the valuation of fixed assets, deferred tax assets, income tax uncertainties, share-based compensation, warrants and other contingencies. While management believes current estimates are reasonable and appropriate, actual results could differ materially from current estimates.

c) Cash and Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 2012 and 2011, the balances of cash in subsidiaries outside of the United States totaled $7,473 and $3,882, respectively.

d) Restricted Cash

Restricted cash consists primarily of cash collateral for performance guarantees, letters of credit and custom bonds. In 2012, restricted cash grew to $3,701 principally as a result of one performance bond in one country outside of the United States for $3,282.

e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized obligations recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The cyclical nature of the Corporation’s industry may affect the Corporation’s customers’ operating performance and cash flows, which could impact the Corporation’s ability to collect on these obligations. Additionally, some of the Corporation’s customers are located in certain international areas that are inherently subject to economic, political and civil risks, which may impact the Corporation’s ability to collect receivables.

The Corporation maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio. It utilizes the specific identification method for establishing and maintaining the allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2012 and 2011, no allowance for doubtful accounts and no bad debt expense was recorded for the years ended December 31, 2012, 2011, or 2010.

f) Revenue Recognition

The Corporation’s services are provided under master service agreements with its customers that set forth certain obligations of the Corporation and its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every data acquisition project. Customer contracts for services vary in terms and conditions. Contracts are either “turnkey” (fixed price) agreements that provide for a fixed fee, per unit of measure to be paid to the Corporation, or “term” (variable price) agreements that provide for a fixed hourly, daily or monthly fee during the term of the project. Under turnkey agreements, the Corporation recognizes revenue based upon output measures as work is performed. This method requires that the Corporation recognize revenue based upon quantifiable measures of progress, such as square or linear kilometers surveyed or each unit of data recorded. Expenses associated with each unit of measure are recognized as revenue is earned. If it is determined that a contract will have a loss, the entire amount of the loss associated with the contract is immediately recognized. Revenue under a “term” contract is billed as the applicable rate is earned under the terms of the agreement. With respect to those contracts where the customer pays separately for the mobilization of equipment, the Corporation recognizes such mobilization fees as revenue during the performance of the seismic data acquisition, using the same performance method as for the seismic work. To the extent costs have been incurred in relation to the Corporation’s service contracts where the revenue is not yet earned, those costs are capitalized and deferred within deferred costs on contracts until the revenue is earned, at which time it is expensed.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Corporation invoices customers for certain out-of-pocket expenses under the terms of the contracts. Amounts billed to customers are recorded in revenue at the gross amount including out-of-pocket expenses. The Corporation also utilizes subcontractors to perform certain services to facilitate the completion of customer contracts. The Corporation bills its customers for the cost of these subcontractors plus an administrative fee. The Corporation records amounts billed to its customers related to subcontractors at the gross amount and records the related cost of subcontractors as cost of sales.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statements of income and comprehensive income.

Deferred Revenue

Deferred revenue primarily represents amounts billed or payments received for services in advance of the services to be rendered over a future period or advanced payments from customers related to equipment leasing. Deferred revenue as of December 31, 2012 and 2011 consists primarily of $7,409 and $9,676, respectively, of advance equipment leasing payments and $1,911 and $509, respectively, of payments related to mobilization and seismic services.

Multiple-Element Arrangements

The Corporation evaluates each contract to determine if the contract is a multiple-element arrangement requiring different accounting treatments for varying components of the contract. If a contract is deemed to have separate units of accounting, the Corporation allocates arrangement consideration based on their relative selling price and the applicable revenue recognition criteria are considered separately for each of the separate units of accounting. The Corporation accounts for each contract element when delivered. During 2012 and 2011, the Corporation delivered both professional services and equipment under a lease arrangement. The equipment leased under the contracts is highly customized and specialized to perform specific seismic surveying operations.

The Corporation uses its best estimate of selling price when allocating multiple-element arrangement consideration. In estimating its selling price for the leased equipment, the Corporation considers the cost to acquire the equipment, profit margin for similar arrangements, customer demand, effect of competitors on the Corporation’s equipment, and other market constraints.

Lease Income

As a result of the terms of its contracts the Corporation may bill for the use of its equipment as part of the billing for its services. One of the Corporation’s contracts with a customer had such unique equipment needs that the equipment was separately listed and a composite rate established for all the equipment in the service contract. This contract was written such that the rate payment will be made even if the customer elects not to continue with the Corporation’s other services. This contract reserves the use of this equipment solely for the customer for the first three years. The carrying value of leased equipment included in property and equipment as of December 31, 2012 and 2011 was $28,763, and $26,035 respectively, net of accumulated depreciation of $5,067 and $342, respectively. Equipment fee income, included in revenue, as a result of this contract was $6,494, $1,503 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively. Future required fees payable by the customer (exclusive of deferred revenue), embedded in this contract relate to equipment payments as follows:

2013	$4,668
2014	3,559
Total	$8,227

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

g) Leases

In accordance with applicable guidance, the Corporation classifies leases as capital leases if they meet certain specified criteria. Assets held under capital leases are recorded at lower of the net present value of minimum lease payments or fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense. All other leases are accounted for as operating leases where the cost of the rental of the property is expensed throughout the term of the lease.

h) Property and Equipment

Property and equipment is capitalized at historical cost and depreciated over the useful life of the asset. Property and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the lesser of the lease term, as applicable. Management’s estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is reflected in (gain) or loss on sale of assets.

i) Income Taxes

Prior to August 5, 2011, the Corporation operated as a limited liability company for federal and state purposes, and as a result was not subject to corporate income tax. However, for the wholly owned subsidiaries, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized using the liability method based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing whether deferred tax assets will be realized, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized.

A valuation allowance is provided, if necessary, to reserve the amount of net operating loss and tax credit carry forwards which the Corporation may not be able to use as a result of the expiration of maximum carryover periods allowed under applicable tax codes.

The Corporation applies a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. The Corporation recognizes the amount of unrecognized tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Corporation records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

j) Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

be tested for possible impairment, the Corporation first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its Fair Value. Fair Value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

k) Foreign Exchange Gains and Losses

The Corporation’s reporting currency is the U.S. dollar (“USD”). For foreign subsidiaries and branches using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses of these foreign subsidiaries are translated at average exchange rates for the period. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included as a component of accumulated other comprehensive income (loss). Therefore, the USD value of these items in the financial statements fluctuates from period to period, depending on the value of the USD against these functional currencies. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of income and comprehensive income as foreign exchange gain (losses). For the foreign subsidiaries and branches using USD as their functional currency (Bolivia and Peru), the local currency operations are re-measured to USD. The re-measurement of these operations is included in the consolidated statements of income and comprehensive income as foreign exchange gain (losses).

The unrealized foreign currency exchange gain (loss) included in accumulated other comprehensive income was $356, ($610) and $85 at December 31, 2012, 2011 and 2010, respectively.

l) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

In the ordinary course of business, the Corporation can be involved in legal proceedings involving contractual and employment relationships, liability claims, and a variety of other matters. As of December 31, 2012 and 2011, the Corporation does not have any legal proceedings that would have a material impact on its financial position or results of operations.

m) Goodwill and Intangible Assets

Goodwill represents the excess of costs over the fair value of assets acquired in the Datum Exploration Ltd. (“Datum”) acquisition (Note 5). Goodwill and other intangible assets acquired in a purchase business combination and determined to have indefinite life are not amortized but instead are tested for impairment at least annually. The Corporation’s annual assessment date is July 31st of each year. The following two step process is performed to test goodwill:

The Fair Value of a reporting unit is compared to its carrying value, including goodwill. If the Fair Value of a reporting unit exceeds its carrying amount, goodwill of the unit is not considered impaired, and thus the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its Fair Value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The second step compares the implied Fair Value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied Fair Value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350 “Intangibles — Goodwill and Other.” This update permits entities to make a qualitative assessment of whether a reporting unit’s Fair Value is, more likely than not, less than its carrying amount. If an entity concludes it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the entity is not required to perform the two-step impairment test for that reporting unit. The update is effective for annual interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. This update did not have a material impact on the Corporation’s financial statements, as the Corporation chose to perform a quantitative analysis as of July 31, 2012.

Intangible assets include customer relationships and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 13 years.

There were no events subsequent to Corporation’s annual assessment date which would have resulted in an impairment of its Goodwill or Intangible assets.

n) Comprehensive Income

Comprehensive income includes net income as currently reported and also considers the effect of additional economic events that are not required to be recorded in determining net income but are rather reported as a separate component of stockholders’ equity. The Corporation reports foreign currency translation gains and losses as a component of comprehensive income.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update does not change what items are reported in other comprehensive income or the requirement to report reclassification of items from other comprehensive income to net income. However, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” that deferred the specific requirement within ASU 2011-05 to present on the face of the financial statements items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. Entities should continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 is effective in the first quarter of fiscal 2013, with earlier adoption permitted. The Corporation has elected to adopt both standards with the December 31, 2012 annual report, applied retrospectively, and its adoption did not have a material effect on the financial statements.

o) Fair Value Measurements

The Corporation follows ASC 820, “Fair Value Measurements and Disclosures,” as it relates to financial assets and liabilities, which defines Fair Value, establishes a framework for measuring Fair Value under U.S. GAAP and expands disclosures about Fair Value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit Fair Value measurements. This guidance defines fair

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Hierarchical levels, as defined in this guidance and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, are as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted process for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs reflect the Corporation’s judgment about assumptions market participants would use in pricing the asset or liability estimated impact to quoted market prices.

The Corporation’s financial instruments include cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued liabilities and the notes payable. Due to the short-term maturities of each or the contractual interest rate, the carrying amounts approximate fair value at the respective balance sheet dates.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards,” to provide a consistent definition of Fair Value and ensure that the Fair Value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain Fair Value measurement principles and enhances disclosure requirements, particularly for Level 3 Fair Value measurements. The enhanced disclosures and Fair Value measurement principles were effective as of January 1, 2012. The adoption of this guidance did not have a material impact on the financial statements.

The Corporation’s financial assets and liabilities measured at fair value as of December 31, 2012 and 2011 are notes payable and warrants. The fair value of the notes payable and warrants are based on Level 3 inputs based on an income and market approach.

p) Deferred Loan Issuance Cost

Deferred loan issuance costs includes deferred costs of $9,279, less accumulated amortization of $213, associated with the 2012 Credit Agreement, as discussed further in Note 11, are being amortized over the life of the debt. The amortization of debt issuance costs is included in interest expense using the effective interest expense method.

q) Credit Agreement Discount

The discount associated with the 2012 Credit Agreement (see Note 11) is being amortized over the life of the debt. The amortization of debt discount is included in interest using the effective interest expense method. The balance sheet includes the original discount of $622, less accumulated amortization of $15.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

r) Share-Based Compensation

The Corporation records the grant date Fair Value of share-based compensation arrangements as compensation cost using a straight-line method over the service period. Share-based compensation is expensed based on the nature of the employee’s activity.

NOTE 3 — RESTATEMENT

Certain balances in the 2011 and 2010 financial statements have been restated to correct misstatements in the prior accounting and presentation used by the Corporation in its financial statements, as follows:

•	In jurisdictions in which taxes are based on a percentage of revenues, the Corporation erroneously reported certain taxes paid as “Other expenses” rather than within “Provision for income taxes.” To correct the misstatement, $525 and $3,494 recorded previously as “Other expense, net” was reclassified to “Provision for income taxes” in the 2011 and 2010 financial statements, respectively;
•	In 2010, a sale of fixed assets occurred between two subsidiaries. In the original accounting for that sale, the assets were recorded on the acquiring subsidiary’s books at fair value, rather than historical cost, resulting in over-valued fixed assets as of December 31, 2010, 2011, and 2012, as well as an inappropriate gain on sale recorded in the year ended December 31, 2010. The previously-recorded gain on sale, as well as the increase in value of the fixed assets, in the amount of $515 have been eliminated in the restated 2010 financial statements. In addition, the misstatement resulted in a carryforward reduction of “Retained earnings” and “Property and equipment” in the amount of $515 in the 2011 and 2012 financial statements;
•	The Corporation erroneously reported expenses of $525 as Direct operating expenses when these expenses should have been classified as Selling, general and administrative expenses. The effect of the correction was to increase “Selling, general and administrative expenses” and to decrease “Direct operating expenses” in the 2010 financial statements;
•	The Corporation erroneously reported revenue of $2,555 for certain transactions that did not meet revenue recognition requirements under U.S. GAAP in the 2010 financial statements. The requirements to recognize these revenue transactions were met in fiscal 2011. The effects of the correction were to reduce “Revenue” by $2,555, with a corresponding increase in deferred revenue, in the 2010 financial statements. In addition, the effect of the correction was to increase “Revenue” by $2,555 and increase “Provision for income tax” by $200 in the 2011 financial statements.
•	The Corporation erroneously reported certain intercompany revenue transactions in the 2010 financial statements which were not eliminated in consolidation. The effects of the correction were to eliminate $3,175 of revenues previously recorded as “Revenues from services” and “Direct operating expenses” in the 2010 financial statements;
•	The Corporation erroneously reported foreign currency adjustments related to intercompany transactions in its 2010 financial statements for certain transactions denominated in a currency different than the Corporation's functional currency. The effects of this correction was to decrease “Revenues from services” by $1,000, increase “Foreign exchange gain” by $600, decrease “Provision for income tax” by $200, and increase “Income and other taxes payable” by $200 in the 2010 financial statements; and
•	In 2010, the Corporation originally presented a non-cash disclosure relating to an asset disposal due to reclassification as an operating lease. This non-cash disclosure was removed from the restated Statement of Cash flows as there was an error in the original accounting for a capital lease.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 3 — RESTATEMENT  – (continued)

The effects of the restatement on the Corporation’s financial statements as of and for the year ended December 31, 2011 and 2010 are summarized in the table below. The 2012 financial statements also have been revised to record the carryforward impact of certain errors resulting from the 2011 and 2010 restatements, discussed above. The aggregate impact of these corrections to the 2012 financial statements decreased “Property and equipment,” “Retained earnings,” “Total equity” and “Total liabilities and equity” each by $515. Additionally, the 2012 cash flow statement was revised to correct the components of cash provided by (used in) financing activities by increasing “Principal borrowings on notes payable” and “Repayments on notes payable” in the 2012 financial statements by $13,027. Total cash provided by financing activities was not impacted by this correction to the 2012 financial statements. All adjustments to the 2012 financial statements were considered immaterial, both individually and in the aggregate, to those financial statements taken as a whole.

CONSOLIDATED BALANCE SHEET

	2011
	Previously Reported	Adjustment	As Restated
Property and equipment, net	$41,583	$(515)	$41,068
Retained earnings	$12,856	$(515)	$12,341
Total equity	$14,133	$(515)	$13,618
Total liabilities and equity	$94,134	$(515)	$93,619

CONSOLIDATED STATEMENTS OF INCOME

	2011			2010
	Previously Reported	Adjustment	As Restated	Previously Reported	Adjustment	As Restated
Revenue from services	$178,210	$2,555	$180,765	$140,521	$(6,729)	$133,792
Direct operating expenses				$118,938	$(3,700)	$115,238
Gross profit	$26,592	$2,555	$29,147	$21,583	$(3,029)	$18,554
Selling, general and administrative expenses				$6,865	$525	$7,390
Gain on sale of assets				$(515)	$515	$0
Income from operations	$10,287	$2,555	$12,842	$15,056	$(4,069)	$10,987
Other expense, net	$(66)	$525	$459	$(3,823)	$3,494	$(329)
Foreign exchange loss, net				$(262)	$599	$337
Total other expense, net	$(540)	$525	$(15)	$(4,759)	$4,093	$(666)
Income before income taxes	$9,747	$3,080	$12,827	$10,297	$24	$10,321
Provision for income taxes	$2,994	$325	$3,319	$1,206	$3,294	$4,500
Net income	$6,753	$2,755	$9,508	$9,091	$(3,270)	$5,821
Comprehensive income	$6,058	$2,755	$8,813	$9,116	$(3,270)	$5,846

The restatements noted above had no impact on total net operating, investing, or financing cash flows for 2011 or 2010.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 4 — SIGNIFICANT RISKS AND UNCERTAINTIES INCLUDING BUSINESS AND CREDIT CONCENTRATIONS

The Corporation’s primary market risks include fluctuations in oil and gas commodity prices which affect demand for and pricing of services. All of the Corporation’s customers are involved in the oil and natural gas industry, which expose the Corporation to credit risk because the customers may be similarly affected by changes in economic and industry conditions. Further, the Corporation generally provides services and extends credit to a relatively small group of key customers that account for a significant percentage of accounts receivable of the Corporation at any given time. Due to the nature of the Corporation’s contracts and customers’ projects, the largest customers can change from year to year and the largest customers in any year may not be indicative of the largest customers in any subsequent year. If any key customers were to terminate their contracts or fail to contract for future services due to changes in ownership or business strategy or for any other reason, the Corporation’s results of operations could be affected.

The Corporation has cash in banks, including restricted cash, which, at times, may exceed insured limits, established in the United States and foreign countries. The Corporation has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and short-term investments.

The Corporation conducts operations outside the United States, which exposes the Corporation to market risks from changes in foreign exchange rates (see Note 18).

NOTE 5 — ACQUISITION

In August 2011, the Corporation acquired 100% of the outstanding common stock of Datum for cash and share consideration valued at $5,704 (Canadian Dollar, or C$5,625). The cash consideration paid was $1,141 (C$1,125) at closing and $380 (C$375) paid on each of October 15, 2011, January 15, 2012 and April 15, 2012. The share consideration was in the form of common shares issued by a wholly-owned Canadian subsidiary of the Corporation. These common shares are exchangeable for common shares of the Corporation on a one for one basis and are discussed further in Note 15. Datum was a geophysical services company offering seismic data acquisition services to the oil and gas industry in Canada. The acquisition of Datum provided the Corporation with a significant business expansion into the Canadian market.

The acquisition date fair value of the total consideration, net of the $199 cash acquired, consisted of the following:

Cash	$942
Deferred acquisition consideration	1,141
Issuance of 48,793 exchangeable shares in the Corporation’s common stock valued at a price of $70.13 per share	3,422
Total consideration, net of cash acquired	$5,505

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 5 — ACQUISITION  – (continued)

The operating results of Datum are included in the consolidated financial statements the day following the acquisition date. The acquisition of Datum was accounted for by the purchase method, with the purchase price being allocated to the fair value of assets purchased and liabilities assumed. The following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date, net of cash acquired:

Account receivables	$50
Prepaid expenses	64
Total current assets	114
Property and equipment	2,445
Deferred tax assets	320
Intangible assets	1,680
Goodwill	2,332
Total assets acquired	6,891
Current liabilities	229
Lease payable – short-term	127
Total current liabilities	356
Lease payable – long-term	222
Deferred tax liability	808
Total liabilities assumed	1,386
Net assets acquired	$5,505

The fair value of the exchangeable shares issued as part of the consideration paid for Datum was determined on the basis of the estimated fair market value of the Corporation’s common shares on the acquisition date. In order to determine the fair value of the identified intangible assets, the Corporation engaged a third party valuation specialist who used an income and market approach weighted toward staying private based on prospective financial data and other assumptions. The allocation of the purchase price included the acquisition of equipment. The Corporation determined the fair value for the equipment using a third-party appraisal. For all other assets acquired and liabilities assumed, the recorded fair value was determined by the Corporation’s management and represents an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The strategic benefits of the acquisition included the combined corporations increased scale, immediate access to the Canadian market, acquisition of highly trained technical staff and expected synergies from combining the operations of both entities. These factors contributed to the goodwill that was recorded upon consummation of the transaction. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquired intangible assets from the Datum acquisition related to the following:

	Weighted Average Useful Life	Fair Value at Acquisition Date
Customer relationships	13 years	$1,680

The customer relationships were valued under the multi-period excess earnings method by a third-party valuation specialist. Costs associated with the acquisition of Datum totaled $193 and were included in selling, general and administration expenses for the year ended December 31, 2011.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at December 31, 2012 and 2011:

	Estimated Useful Life	2012	2011
Field operating equipment	3 - 10 years	$82,798	$41,892
Vehicles	3 - 5 years	2,408	2,632
Leasehold improvements	2 - 5 years	473	182
Software	3 - 5 years	1,063	1,090
Computer equipment	3 - 5 years	4,080	4,280
Office equipment	3 - 5 years	864	903
		91,686	50,979
Less: Accumulated depreciation and amortization		(21,230)	(9,911)
Total		$70,456	$41,068

The Corporation reviews the useful life and residual values of property and equipment on an ongoing basis considering the effect of events or changes in circumstances.

Total depreciation for the years ended December 31, 2012, 2011 and 2010 was $12,131, $4,030 and $3,493 respectively, of which $11,411, $3,840 and $3,316 respectively, was recorded in direct operating expenses and $720, $190 and $177 respectively, was recorded in depreciation and amortization.

NOTE 7 — INTANGIBLE ASSETS AND GOODWILL

The carrying amounts of intangible assets at December 31, 2012 and 2011 are as follows:

	2012	2011
Customer relationships acquired	$1,684	$1,647
Less: Accumulated amortization	(206)	(80)
Balance at December 31,	$1,478	$1,567

Amortization expenses included in direct operating expenses in the accompanying statements of income and comprehensive income for the years ended December 31, 2012, 2011 and 2010 were $126, $80 and $0, respectively.

Amortization expense for the next five years is as follows:

2013	$126
2014	126
2015	126
2016	126
2017	126
Thereafter	848
Total	$1,478

The Corporation’s goodwill balance at December 31, 2012 and 2011 was as follows:

	2012	2011
Datum acquisition	$2,306	$2,246

The differences in the amounts of goodwill and customer relationships between the years relate to foreign currency translations.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 8 — PREPAID EXPENSES

Prepaid expenses at December 31, 2012 and 2011 include the following:

	2012	2011
Prepaid other taxes	$3,610	$1,774
Reimbursable expenses	—	44
Advances to suppliers	2,158	334
Employee receivable	191	44
Prepaid VAT tax	2,104	22
Deposits	490	234
Other	—	137
Total	$8,553	$2,589

NOTE 9 — ACCRUED LIABILITIES

Accrued liabilities at December 31, 2012 and 2011 include the following:

	2012	2011
Accrued supplier expenses	$3,910	$1,070
Accrued series A convertible preferred dividends	894	537
Accrued interest payable	—	252
Deferred Datum acquisition consideration	—	760
Other	631	104
Total	$5,435	$2,723

NOTE 10 — LEASES

(a) Capital Leases

The Corporation leases certain machinery and equipment under agreements that are classified as capital leases. Assets held under capital leases are recorded at the lower of the net present value of minimum lease payments or fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

As of December 31, 2012, the future minimum lease payments required under the capital leases and the present value of the net minimum lease payments, are as follows:

Year Ending December 31,	Amounts
2013	$1,320
2014	610
2015	175
2016	85
2017	—
Total minimum lease payments	2,190
Less: Amount representing interest	(318)
Present value of net minimum lease payments	1,872
Less: Current maturities of capital lease obligations	(818)
Long-term capital lease obligations	$1,054

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 10 — LEASES  – (continued)

Assets recorded under capital leases and included in property and equipment in the Corporation’s Balance Sheet consist of the following at December 31, 2012 and 2011:

	2012	2011
Field operating equipment	$1,934	$2,257
Vehicles	204	210
Computer equipment	274	262
Office equipment	142	56
	2,554	2,785
Less: Accumulated amortization	(580)	(73)
	$1,974	$2,712

(b) Operating Leases

The Corporation also has several non-cancelable operating leases, primarily for office, warehouse space, and corporate apartments that are set to expire over the next six years. These leases generally contain renewal options for a one year period and require the Corporation to pay all executory costs such as maintenance and insurance.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended December 31, 2012, 2011 and 2010 was $1,801, $920 and $912 respectively.

As of December 31, 2012, future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) were:

2013	$2,654
2014	723
2015	259
2016	6
2017	4
Total	$3,646

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 11 — NOTES PAYABLE

a) Notes Payable

Notes payable at December 31, 2012 and 2011 consist of the following:

	2012	2011
Amount outstanding under Credit Agreement	$79,900	$—
Loans payable to various financial institutions	—	5,224
Unamortized loan discount	(607)	—
Net loan	79,293	5,224
Bank overdraft	—	101
Loans from third party	—	98
Total notes payable	79,293	5,423
Loan payable to Encompass LLP-related party	—	1,917
Loan payable to CLCH-related party	53	53
Total notes payable to related parties	53	1,970
Total notes payable	$79,346	$7,393

All of the Corporation’s outstanding debt in 2011 and 2012 as described below was paid off from proceeds of the 2012 Credit Agreement (defined below) prior to December 31, 2012 except for the loan payable to CLCH that was paid off in February, 2013.

The Corporation had ten bank loans with various financial institutions in Colombia that were used to fund short-term working capital requirements, included in notes payable (the “Colombia Loans”). The Colombia Loans had maturity dates in 2012 and interest rates that ranged between 8.2% and 13.87%. The Colombia Loans were repaid in full in December 2012.

During 2012, the Corporation entered into additional short-term working capital loans with five financial institutions in Colombia for an aggregate amount of $8,698. These loans had maturity dates between October 2012 and June 2013 with interest rates between 6.8% and 13.5% and were partially secured by Colombian accounts receivable, with an average interest rate of 9.24%, 9.61% and 10.18% for the years ending December 31, 2012, 2011 and 2010, respectively. All of these Colombian loans were repaid in full in December 2012.

The Corporation entered into two loan agreements with entities owned by stockholders of the Corporation to fund working capital needs. The agreement with Encompass LLP (“Encompass”) was entered by the Corporation on January 1, 2009 for a maximum credit line of $3,000. The line carried an annual interest rate of 15% and was due on demand. The Corporation had $1,917 outstanding under this credit line and accrued and unpaid interest of $211 as of December 31, 2011. There was no outstanding balance on this credit line on December 31, 2012, and the line has been cancelled. The agreement with CLCH was entered by the Corporation on January 1, 2009 for a maximum credit line of $3,000 and carried an annual interest rate of 8.5% and was due on demand. The Corporation had $53 outstanding under this credit line as of December 31, 2011. As of December 31, 2012, the outstanding balance was $53. The credit line has been closed and the balance of this loan was paid off in February 2013.

The Corporation also had a loan with a third-party dated September 31, 2011 related to the purchase of equipment with an original balance of $162 (C$157). The loan was secured by the equipment, was due in monthly installments of $21 (C$20) and carried an annual interest rate of 8.25%. The loan matured May 15, 2012, and was paid in full in December 2012.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 11 — NOTES PAYABLE  – (continued)

The Corporation also had a line of credit with Royal Bank of Canada (“RBC”) with a borrowing limit of $2,500 and annual interest rate of prime plus 1.25%. As of December 31, 2011, the Corporation had $0 balance outstanding. In July 2012, this line of credit was closed.

On January 1, 2012, the Corporation entered into a Promissory Note for working capital purposes in the principal amount of $375 at an annual interest rate of 9% with a stockholder of the Corporation. The note was paid in full in December 2012.

On July 3, 2012, NES LLC, a wholly-owned subsidiary of the Corporation, as Issuer and the Corporation as a Guarantor, entered into a Note Purchase Agreement with Prudential Capital Group for the issuance of secured promissory notes in the principal amount of $15,000 at an interest rate of 8.75% per annum (the “NES Note”). The NES Note was secured by field operating equipment and was to mature November 1, 2015. This loan was repaid in full in December 2012.

On July 6, 2012, SAExploration (Canada) Ltd., a wholly-owned subsidiary of the Corporation, as Issuer and the Corporation as a Guarantor, entered into a Note Purchase Agreement with Prudential Capital Group for the issuance of secured promissory notes in the principal amount of $5,000 at an interest rate of 8.75% per annum (the “Canadian Note”). The Canadian Note was secured by certain field operating equipment and was to mature July 1, 2016. The Canadian Note was paid in full in December 2012. The two above Prudential notes had a prepayment fee of $2,209, which was paid in December 2012 and charged to loan prepayment fee in the statements of income and comprehensive income.

b) 2012 Credit Agreement

On November 28, 2012, the Corporation entered a long term Credit Agreement for $80,000 with various lenders and CP Admin Co LLC, as the administrative agent (the “2012 Credit Agreement”). Of the proceeds from this transaction, approximately $40,000 retired all the debt described above and funded the financing costs, and approximately $40,000 provided cash for future capital expenditures.

The 2012 Credit Agreement is collateralized by all of the assets of the Corporation.

Interest on borrowing under the 2012 Credit Agreement is 13.5% per annum. The Corporation may elect to pay up to 2.5% of the interest as a payment in kind (“PIK”); the PIK amount of the interest is added to the balance on the loan. Principal repayment on this loan was $100 on December 31, 2012, and is $200 every calendar quarter thereafter on the last day of the quarter until September 30, 2016. The balance of the loan, including any PIK additions to the balance, is due on November 28, 2016. The Corporation did not elect to pay interest as a PIK during the year ended December 31, 2012.

As part of this transaction, warrants were issued for 1% of the “Common Stock Deemed Outstanding” of the Corporation upon exercise, which takes into account any securities or contract of a dilutive nature which are exercisable. The debt was recorded, net of discount, $622, for $79,378. See Note 13 — Warrants.

Cost associated with the issuance of the 2012 Credit Agreement, in amount of $9,279 is being amortized to interest expense over the life of the 2012 Credit Agreement using the effective interest rate method. The total amount of amortization of the debt cost and discount for the year ending December 31, 2012 was $213.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 11 — NOTES PAYABLE  – (continued)

The following table represents the future principal payments for the 2012 Credit Agreement per year, as of December 31, 2012:

2013	$800
2014	800
2015	800
2016	77,500
$79,900

Significant negative covenants include:

Capital expenditures are limited as follows for the respective years:

Fiscal Year Ending December 31,	Authorized Capital Expenditure
2012	$42,500
2013	$47,500
2014	$22,500
2015	$22,500
2016	$42,500

Debt Service Ratio is consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) divided by consolidated debt service (cash interest payments plus the scheduled principal payments on all outstanding debt, including capital lease obligations). This required ratio computed on a fiscal quarter ranges as follows for the respective years:

Fiscal Year Ending December 31,	Debt Service Coverage Ratio
2013	3.25
2014	3.50 - 3.75
2015	4.00
2016	4.00

Net Leverage Ratio is consolidated Net Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations less cash and cash equivalents) divided by consolidated EBITDA. The required ratio computed on a fiscal quarter ranges as follows for the respective years:

Fiscal Year Ending December 31,	Net Leverage Ratio
2013	2.25 - 2.00
2014	1.75 - 1.25
2015	1.25
2016	1.25

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 11 — NOTES PAYABLE  – (continued)

Total Leverage Ratio is consolidated Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) divided by consolidated EBITDA. The required ratio computed on a fiscal quarter ranges as follows for the respective years;

Fiscal Year Ending December 31,	Total Leverage Ratio
2013	2.50 - 2.25
2014	2.25 - 1.75
2015	1.75
2016	1.75

The Fair Value of the 2012 Credit Agreement was based on similar market prices for similar issues of debt of similar remaining maturities. The carrying value of the 2012 Credit Agreement is $79,293 net of discount. The Corporation estimated the Fair Value of the 2012 Credit Agreement as $79,900, its gross carrying value at December 31, 2012.

At December 31, 2012, the Corporation was in compliance with the covenants of the 2012 Credit Agreement.

NOTE 12 — INCOME TAXES

Income before income taxes attributable to U.S. (including its foreign branches) and foreign operations for the years ending December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
U.S.	$4,554	$4,747	$—
Foreign	6,875	8,080	10,321
Total	$11,429	$12,827	$10,321

The provision for income taxes shown in the consolidated statements of income and comprehensive income consists of current and deferred expense (benefit) for the years ending December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Current tax expense:
U.S. – federal and state	$161	$—	$—
Foreign	2,849	3,796	5,634
Total current expense	3,010	3,796	5,634
Deferred tax expense (benefit):
U.S. – federal and state	(1,711)	(99)	—
Foreign	145	(378)	(1,134)
Total deferred benefit	(1,566)	(477)	(1,134)
Total provision for income taxes	$1,444	$3,319	$4,500

The Corporation elected to convert from a limited liability company that was taxed like a partnership to a C-corporation on August 5, 2011. The differences between the basis in its assets for U.S. GAAP purposes and that for tax purposes at the time of the conversion were de minimis, so no deferred tax asset or liability was

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 12 — INCOME TAXES  – (continued)

recognized upon the conversion. The Corporation was not directly subject to tax during the period from January 1, 2011 to August 4, 2011, when it was a limited liability company. A reconciliation of the income tax provision expected at the federal statutory rate to the effective rate is as follows:

	2012	2011	2010
Expected tax provision at 35%, 35% and 34% for the years ended December 31, 2012, 2011 and 2010, respectively	$4,000	$4,489	$3,509
Effect of income attributable to the period not directly subject to tax	—	(2,551)	(2,347)
Effects of expenses not deductible for tax purposes	624	445	—
(Decrease) increase in valuation allowance on net deferred tax assets	(1,747)	668	1,108
Effects of differences between US and foreign tax rates, net of federal benefit, and other	(1,433)	268	2,230
Provision for income taxes	$1,444	$3,319	$4,500

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011
Current deferred tax assets:
Deferred charges	$74	$599
Deferred revenue	—	1,295
Accrued expenses – related party	346	357
Accruals not currently deductible	482	54
Total current deferred tax assets	902	2,305
Non-current deferred tax assets:
Deferred revenue	2,327	2,186
Restricted stock	8	—
Capital lease obligation	424	659
Foreign tax credit and AMT Credit	2,386	—
Net operating loss carry forwards	5,433	6,829
Total non-current deferred tax assets	10,578	9,674
Total deferred tax assets	11,480	11,979
Less: Valuation allowance	(29)	(1,776)
Deferred tax assets, net	11,451	10,203
Current deferred tax liabilities:
Other receivables	—	(35)
Total current deferred tax liabilities	—	(35)
Non-current deferred tax liabilities:
Fixed assets	(8,798)	(9,051)
Intangible assets	(370)	(400)
Total non-current deferred tax liabilities	(9,168)	(9,451)
Net deferred tax assets	$2,283	$717

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 12 — INCOME TAXES  – (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Corporation has evaluated the available evidence and the likelihood of realizing the benefit of its net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. From its evaluation, the Corporation has concluded that based on the weight of available evidence, it is more likely than not to not realize the benefit of its deferred tax assets recorded in Peru and Canada at December 31, 2012 and 2011. Accordingly, the Corporation established a valuation allowance totaling $29 and $1,776, respectively, at December 31, 2012 and 2011 for the deferred tax assets in Canada, Brazil and Peru that more likely than not will not be realized. Should the factors underlying management’s analysis change, future valuation adjustments to the Corporation’s net deferred tax assets may be necessary. The valuation allowance was decreased by $1,747, increased by $668, and increased by $1,108, respectively, during the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012 and 2011, the Corporation has $13,350 and $21,096 of US federal net operating losses that begin to expire in 2031.

The Corporation is subject to examination in all jurisdictions in which it operates. The Corporation is no longer subject to examination by the Internal Revenue Service or other foreign taxing authorities in which it files for years prior to 2009.

The Corporation recognized expenses of $329, $323 and $146, respectively, related to uncertain tax positions existing as of December 31, 2012, 2011 and 2010 included in income tax expense. These unrecognized tax benefits relate to income tax contingencies in Colombia. The Colombian taxing authorities have a two year statute of limitations following the filing of the annual tax return to assess additional tax liability or request an amendment to a tax return.

The total amount of accrued interest and penalties included in accrued expenses as of December 31, 2012 and 2011 was $15 and $209, respectively. To the extent interest and penalties are assessed with respect to the uncertain tax positions, amounts accrued will be reflected as income tax expense.

NOTE 13 — WARRANTS

Two classes of liability warrants were issued in 2012 are convertible into an aggregate of 2% of SAExploration Holdings Inc. (SAE) common stock deemed outstanding at the time of the exercise, including any securities or contracts of a dilutive nature, whether or not exercisable at the time of the determination. It is estimated that at the time of the merger (Note 20) that 23,738 shares of the Corporation’s common stock will be issuable upon the conversion of the warrants as the number of shares issuable to the holders, however, the exact number will be fixed based on the number of shares of common stock deemed outstanding at the time of the merger. The fair value of the warrants issued is based on a third party valuation which used an income and market approach weighted for a merger or sale. The warrants have an exercise price of $0.01 a share.

The lenders pursuant to the senior credit facility hold warrants totaling 1% of SAE common stock deemed outstanding that have a cash settlement provision or “put option” that allows the warrant holders to ask for the fair value in cash once the debt is repaid. These warrants are exercisable at any time by the holders and are exercised automatically immediately prior to a capital reorganization or reclassification of SAE, the sale of all or substantially all of SAE’s assets or any merger or consolidation of SAE with or into another company. SAE intends to seek amendments to these warrants prior to the merger to provide that the warrants do not automatically exercise in connection with the merger with Trio and can remain outstanding following the merger (Note 20).

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 13 — WARRANTS  – (continued)

The remaining warrant is for 1% of SAE common stock deemed outstanding and does not have a cash settlement provision. This warrant is exercisable at any time at the option of the holder or at the option of SAE, and is not automatically exercised in connection with a reorganization, merger, sale or similar transaction.

NOTE 14 — CONVERTIBLE PREFERRED STOCK

As of December 31, 2012 and 2011, the outstanding shares of Series A Convertible Preferred Stock of the Corporation (the “Preferred Shares”) are presented outside of stockholders’ equity due to the characteristics described below. The holder of Preferred Shares is entitled to receive cumulative dividends at the rate of 10.5% per annum on the face value of the Preferred Shares, which are payable monthly commencing January 1, 2010. The distributions to holders of Preferred Shares are required to be paid prior to any distributions to the other shares in the Corporation and the shares of Preferred Stock have limited voting rights. The total face value of the Preferred Shares in the Corporation is one USD ($1.00) per share, or $5,000. The liquidation value of the Preferred Shares at December 31, 2012 and 2011 is equal to the face value plus any cumulative unpaid dividends.

At the option of the Corporation, the Preferred Shares may be redeemed by paying the holder of Preferred Shares the face value of the redeemed shares times the multiplier for the redemption date outlined in the table below, plus all dividends accrued, unpaid and accumulated thereon up to and including date of redemption (the “Redemption Price”).

Call Date	Redemption Multiplier
January 1 – December 31, 2011	1.41
January 1 – December 31, 2012	1.48
On or after January 1, 2013	1.56

At the end of each calendar year, commencing December 31, 2009, any holders of Preferred Shares may elect to sell up to 1,000,000 Preferred Shares to the Corporation for an amount equal to 100% of the face value of the Preferred Shares to be sold, times the put multiplier for the sale date, which is 1.25 for put dates on or after January 1, 2011, plus all dividends accrued, unpaid and accumulated thereon up to and including the date of redemption (the “Put Price”).

At any time after issuance of the Preferred Shares, and upon 30 days’ notice to the Corporation, the holders of Preferred Shares has the right to convert all or any part of its Preferred Shares to common stock of the Corporation. Upon receiving notice of the election, the board of directors must obtain an appraisal of the Corporation’s value to determine and establish a “fair market value” for the Corporation’s common stock. The holder of the Preferred Shares is entitled to receive shares of the Corporation’s common stock with a fair market value, as of the conversion date, equal to the stated value of the Preferred Shares being converted. The holder of the Preferred Stock has agreed not to exercise its conversion rights.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 14 — CONVERTIBLE PREFERRED STOCK  – (continued)

The Corporation has declared and accrued but not paid $894, $537, and $371 respectively, of dividends on the Preferred Shares for the years ended December 31, 2012, 2011 and 2010, (See Note 9). The following table represents the accrued, paid and unpaid dividends on the Preferred Shares as of December 31:

	2012	2011
January 1,	$537	$371
Accrual	525	525
Payment	(168)	(359)
December 31,	$894	$537

NOTE 15 — STOCKHOLDERS’ EQUITY

(a) Shares

The holders of the Corporation’s common shares are entitled to one vote per share, to receive dividends, and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders after prepayment of the liquidation preference due to the holders of Preferred Shares. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. No dividends on common shares have been declared for the periods presented.

On August 16, 2011, the Corporation’s wholly-owned subsidiary, 1623753 Alberta Ltd. (“Exchangeco”), issued 48,793 exchangeable shares (“Exchangeable Shares”) as partial consideration for the acquisition of Datum (See Note 5). The Exchangeable Shares are exchangeable into common shares of the Corporation on a one-for-one basis in various circumstances described in Exchangeco’s articles of incorporation and the Exchange Rights Agreement dated August 16, 2011, as amended. The Exchangeable Shares were originally exchangeable into shares of SAExploration, Inc. and are now exchangeable into shares of SAExploration Holdings, Inc. The Exchangeable Shares are exchangeable at any time by the holders of the shares, in part or in total. The holders of Exchangeable Shares are entitled to receive dividends if and when declared by the board of directors Exchangeco. Exchangeco is contractually obligated to pay dividends on the Exchangeable Shares which are equivalent to any dividends declared and paid on the common shares of the Corporation (and similarly, the Corporation has agreed it will not declare and pay a dividend on its common shares unless Exchangeco declares and pays an equal dividend on the Exchangeable Shares). The holders of common shares of Exchangeco are also entitled to receive dividends if and when declared by the board of directors of Exchangeco. The board of directors is able to declare dividends separately on Exchangeco’s two classes of shares, and there is no requirement to declare dividends equally on both classes (subject to the contractual obligation of Exchangeco to declare dividends equal to any dividends declared by the Corporation on its common shares). The holders of the Exchangeable Shares do not have voting rights in the Corporation.

The Exchangeable Shares, by virtue of the redemption and exchange rights attached to them and the provisions of certain agreements, provide the holders with the economic rights that are, as nearly as practicable, equivalent to those of a holder of shares of common stock of the Corporation. Accordingly, the Exchangeable Shares are included as part of the consolidated share capital of the Corporation. The Corporation has reserved and agreed to keep available common shares to satisfy the exchange rights of the Exchangeable Shares discussed above.

(b) Share-Based Compensation

With the consent of the Corporation’s stockholders and board of directors, effective November 20, 2012, the SAExploration Holdings, Inc. 2012 Stock Compensation Plan was established. The plan provided for the issuance of either restricted stock or incentive stock options up to a maximum of 125,020 shares. After adoption of this plan, 111,691 restricted shares were issued to certain employees of the Corporation, with

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 15 — STOCKHOLDERS’ EQUITY  – (continued)

five-year cliff vesting based on the anniversary date of the grant. No restricted shares under the plan were forfeited in 2012. It is currently estimated that the forfeiture rate will be 4.5%.

The time-vested restricted stock is valued on the date of grant based on a valuation that gives full consideration to the conversion features of the preferred shares. The restricted shares were valued based upon an independent valuation that considered a weighted income and market approach in estimating the fair value. The fair value of the restricted shares are recorded over the service period as par value and additional paid-in capital is adjusted in accordance with ASC 718-10-25.

A summary of the status of non-vested restricted shares at December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	Total Time-Vested Restricted Shares Outstanding	Weighted Average Award-Date Fair Value per Share
Non-vested restricted shares at January 1, 2012	—	—
Awarded	111,691	$10.18
Vested	—	—
Forfeited	—	—
Non-vested restricted shares at December 31, 2012	111,691	$10.18

The statement of income and comprehensive income includes $21 of expense related to the restricted stock plan for the year ended December 31, 2012. The unamortized value of $1,014 will be recognized over a weighted average life of 4.9 years.

(c) Corporation conversion

South American Exploration, LLC was formed on June 6, 2006. On August 5, 2011, South American Exploration, LLC completed a corporate conversion and established SAExploration, Inc., a Delaware corporation. As a result of this conversion, the former member units of the limited liability company were exchanged for equivalent shares of the new corporation. Members equity of $1,823 was reclassified as additional paid-in capital and retained earnings. On October 15, 2012 as part of a corporate restructuring, SAExploration Holdings, Inc. was formed and became the parent company for SAExploration, Inc. and its subsidiaries on November 26, 2012.

For purposes of these financials statements, the fiscal year 2010 presentation of retained earnings and members equity, within the statement of Stockholder’s equity, was reclassified to conform to the fiscal year 2011 and 2012 presentation.

NOTE 16 — RELATED PARTY TRANSACTIONS

From time to time, the Corporation enters into transactions in the normal course of business with related parties. Jeff Hastings, the Corporation’s Chairman, individually and through his controlled company CLCH, LLC, the majority stockholder of the Corporation, periodically pays expenses on behalf of the Corporation, which the Corporation reimburses on a dollar-for-dollar basis as cash becomes available. During the year ended December 31, 2012, the Corporation reimbursed Mr. Hastings $1,100 in the aggregate. The largest aggregate amount of unreimbursed expenses during 2012 was $302. As of December 31, 2012, there was $109 in unreimbursed expenses paid by Mr. Hastings on behalf of the Corporation for operations; these expenses were recorded in “Direct operating expenses.”

The Corporation leases seismic equipment from Encompass and Seismic Management, LLP, pursuant to lease agreements executed in 2010. Brian A. Beatty, the Corporation’s President and CEO, together with his wife, owns a controlling interest in Encompass and owns all of the outstanding partnership interests in

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 16 — RELATED PARTY TRANSACTIONS  – (continued)

Seismic Management. The leases may be terminated by any party at any time. Aggregate rent paid by the Corporation to Encompass and Seismic Management was $1,326, $1,692 and $1,477 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 17 — EMPLOYEE BENEFITS

The Corporation offers a Retirement Registered Saving Plan for all eligible employees. The plan was started in fiscal 2011. The Corporation matches each employee’s contributions up to a maximum of 10% of the employee’s base salary or until the Canada Revenue Agency annual limit is reached. The maximum contribution limit for the years ended December 31, 2012 and 2011 were $23 and $22, respectively. For the years ended December 31, 2012 and 2011, the Corporation expensed matching contributions totaling of $325 and $31 respectively.

NOTE 18 — SEGMENT AND RELATED INFORMATION

The Corporation reports its contract seismic services operations as a single reportable segment: Contract Seismic Services. The consolidation of its contract seismic operations into one reportable segment is attributable to how the Corporation’s business is managed, and the fact that all of its seismic equipment is dependent upon the worldwide oil industry. The equipment operates in a single, global market for contract seismic services and is often redeployed globally due to changing demands of the Corporation’s customers, which consist largely of major non-U.S. and government owned/controlled oil and gas companies throughout the world. The Corporation’s contract seismic services segment currently conducts operations in North America, South America, and Southeast Asia.

The accounting policies of the Corporation’s reportable segment are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance of its operating segment based on revenues from external customers and segment profit. Revenues and identifiable assets on the Corporation’s single reportable segment, by country based on the location of the service provided, is shown in the following table.

	Revenues Year Ended December 31,			Identifiable Assets (As restated) As of December 31,
	2012	2011 (As restated)	2010 (As restated)	2012	2011	2010
United States	$89,552	$36,599	$2,384	$49,895	$28,749	$—
Bolivia	27,486	5,003	—	826	180	—
Canada	32,508	15,230	—	18,590	9,576	—
Colombia	53,207	59,643	44,724	4,477	4,560	4,117
Peru	37,884	25,871	59,629	1,001	1,580	3,042
Brazil	—	—	—	12	—	—
New Guinea	10,792	38,419	23,155	654	888	700
New Zealand	5,930	—	—	232	—	—
Singapore	—	—	3,900	1,077	1,618	2,049
Total	$257,359	$180,765	$133,792	$76,764	$47,151	$9,908

For the year ended December 31, 2012, three customers individually exceeded 10% of the revenue which aggregated 56% of the Corporation’s 2012 revenues. Customer A revenue was $27.6 million, customer B revenue was $30.0 million and customer C revenue was $84.6 million.

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 18 — SEGMENT AND RELATED INFORMATION  – (continued)

For the year ended December 31, 2011, three customers individually exceeded 10% of the revenue which aggregated 68% of the Corporation’s 2011 revenues. Customer C revenue was $34.5 million, customer D revenue was $61.7 million and customer E revenue was $25.1 million.

For the year ended December 31, 2010, three customers individually exceeded 10% of the revenue which aggregated 75% of the Corporation’s 2010 revenues. Customer D revenue was $66.1 million, customer F revenue was $16.1 million and customer G revenue was $18.2 million.

NOTE 19 — FINANCIAL INSTRUMENTS

The following table presents the carrying amount and the estimated fair value of the Corporation’s financial instruments recognized at fair value on a recurring basis.

	December 31, 2012
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liabilities	$1,244	$—	$—	$1,244

The fair value of the Corporation’s warrant liabilities was a market approach, based on the valuation of an independent appraisal company.

The Corporation records its Credit Agreement at its carrying amount of $79,293 and estimated its fair value to be $79,900 as of December 31, 2012 using significant unobservable inputs (Level 3). The Corporation records its bank loans at their carrying amount of $5,423 and estimated their fair value to be $5,423 as of December 31, 2011 using significant unobservable inputs (Level 3). The Corporation records its notes payable to related parties at their carrying amount of $53 and $1,917 and estimated their fair value to be $53 and $1,970 as of December 31, 2012 and 2011, respectively using significant unobservable inputs (Level 3).

NOTE 20 — PENDING MERGER

On December 10, 2012, the Corporation entered an agreement with Trio Merger Corporation (“Trio”) for the merger of the Corporation into a wholly-owned subsidiary of Trio, subject to a number of conditions, including approval of the merger transaction by the Trio stockholders. Trio is a blank check company formed under the laws of Delaware on February 2, 2011, in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more business entities.

On June 24, 2011 and June 27, 2011, Trio concluded its initial public offering and private placement of shares for proceeds of $69,670.

Certain stockholders of Trio have agreed to grant certain members of the senior management of the Corporation an irrevocable proxy to vote a certain number of shares such that those members of the senior management of the Corporation will have 51% control. While Trio will be the legal acquirer, the Corporation will be the accounting acquirer because control will remain with the management and board members of the existing Corporation.

Once the merger is completed Trio will change its name to SAExploration Holdings, Inc.

Just prior to the merger, the Corporation may declare a special dividend of up to $15,000, subject to restrictions of the Credit Agreement and the merger agreement. The Corporation’s common share, exchangeable share and warrant holders will receive 6,448,413 shares of Trio common stock and the right to receive up to 992,064 additional shares of Trio common stock after the closing based on the achievement of

SAExploration Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010
(In thousands, except as otherwise noted)

NOTE 20 — PENDING MERGER  – (continued)

specified earnings targets by the combined company for 2013 and 2014. They will also receive from Trio cash of $7,500 and a note for $17,500. The Preferred Shares of the Corporation will also be purchased by Trio for $5,000.

To provide a fund for payment to Trio with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by the Corporation and its stockholders, and for certain other indemnifiable matters, there will be placed in escrow (with an independent escrow agent) 545,635 of the shares of Trio common stock available to the Corporation’s common share, exchangeable share and warrant holders at closing.

On December 6, 2012, the Corporation entered into an agreement with Canaccord, which designated Canaccord as the Corporation’s exclusive financial advisor with respect to various financial and strategic matters. In connection with this engagement, the Corporation will pay an investment banking fee of no more than $1.9 million to Canaccord upon the completion of the merger.

NOTE 21 — SUBSEQUENT EVENTS (unaudited)

The Corporation is reissuing its 2012 financial statements in connection with a securities offering. In connection with the reissuance of these financial statements, the Corporation has considered whether there are other subsequent events that have occurred through the date of reissuance that require recognition or disclosure in the 2012 financial statements and believes there are no such events, except as disclosed below.

The Corporation entered into Amendment No. 2 to the 2012 Credit Agreement on June 24, 2013, and the Corporation and the Borrowers under the 2012 Credit Agreement received a commitment to fund, at the Corporation’s election and subject to the satisfaction of customary closing conditions, the full $20 million of the additional loans available to the Borrowers under the 2012 Credit Agreement. The Corporation incurred $1.5 million of financing costs that were deferred and capitalized as deferred financing costs and are being amortized into interest expense under the effective interest method. The Corporation also incurred $1.0 million in third-party fees relating to financing that were expensed in the second quarter of 2013.

The Corporation entered into Amendment No. 3 to the 2012 Credit Agreement on October 31, 2013, due to the Corporation’s performance during the quarter ending September 30, 2013. Amendment No. 3 revised the covenants of the 2012 Credit Agreement and included waivers of certain defaults and event of defaults occurring prior to October 31, 2013. The Corporation incurred $1.25 million of financing costs that are deferred and capitalized as deferred financing costs and are being amortized into interest expense under the effective interest method.